                           AMENDMENT TO LOAN AGREEMENT

     This AMENDMENT TO LOAN AGREEMENT (this "Amendment") is made and entered into to be effective as of June 26, 2003 (the "Amendment Date"), by and between REGIONS BANK, an Alabama banking corporation ("Lender"), and AMERICANA FOODS LIMITED PARTNERSHIP, a Texas limited partnership ("Borrower").

                                    RECITALS

     A. Lender made a loan (the "Term Loan") to Borrower on November 19, 2002, in the maximum principal amount of TEN MILLION AND NO/100 DOLLARS
($10,000,000.00) evidenced by a Promissory Note of even date therewith payable to the order of Lender in the amount of the Term Loan (the "Term Note").

     B. Lender made a loan (the "Revolving Loan") to Borrower on November
19, 2002, in the maximum principal amount of FIVE MILLION AND NO/100 DOLLARS ($5,000,000.00) evidenced by a Promissory Note of even date therewith, payable to the order of Lender in the amount of the Revolving Loan (the "Revolving Note").

     C. Borrower and Lender entered into that certain Loan Agreement dated as of November 19, 2002 (the "Loan Agreement"), governing the Term Loan and Revolving Loan as more particularly described therein.

     D. In accordance with the foregoing, Lender and Borrower desire to enter into this Amendment in order to amend and modify certain of the terms and provisions of the Loan Agreement as provided herein.

     NOW, THEREFORE, for and in consideration of the foregoing premises and the mutual covenants and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Lender and Borrower hereby agree as follows:

     1. Capitalized Terms. Any capitalized terms not defined herein shall have the meaning ascribed to them in the Loan Agreement, as modified hereby.

     2. Modification of Loan Agreement.

          a. Modification of Section 1.1 of the Loan Agreement.

               i. The definition of "Fixed Charge Coverage Ratio" is deleted in its entirety.

               ii. The definition of "Debt-to-Tangible Net Worth Ratio" is deleted in its entirety.

          b. Modification of Section 8.1 of the Loan Agreement. Section 8.1 of the Loan Agreement is deleted in its entirety.


AMENDMENT TO LOAN AGREEMENT - Page 1

          c. Modification of Section 8.2 of the Loan Agreement. Section 8.2 of the Loan Agreement is deleted in its entirety.

          d. Modification of Section 8.3 of the Loan Agreement. Section 8.3 of the Agreement is amended and restated to read in its entirety as follows:

               Tangible Net Worth. Borrower will maintain a Tangible Net Worth at all times, tested on the periods below, of not less than the amount set forth below:

                Period               Maintain Tangible Net Worth
                ------               ---------------------------
                June 29, 2003               $6,000,000.00
                September 28, 2003          $6,000,000.00
                December 28, 2003           $6,000,000.00

     3. Conditions Precedent. The effectiveness of this Amendment is subject to the satisfaction of the following conditions precedent:

          a. The partners of Borrower must contribute at least $1,000,000.00 of capital, in the form of equipment or cash, in accordance with GAAP guidelines, to Borrower, as required under Section 3.1(N) of the Loan Agreement;

          b. Execution and delivery of this Amendment by the Borrower and to the Lender and execution by the Lender;

          c. Resolutions of Borrower certified by its secretary or assistant secretary which authorizes the execution, delivery and performance by Borrower of this Amendment and the other Loan Documents executed in connection herewith;

          d. Delivery to Lender of a certificate of incumbency certified by the secretary or the assistant secretary of Borrower certifying the names of the officers thereof authorized to sign this Amendment and the other Loan Documents together with specimen signatures of such officers;

          e. No Default shall have occurred and be continuing under any of the Loan Documents; and

          f. All of the representations and warranties contained in Article V of the Loan Agreement and in the other Loan Documents shall be true and correct on and as of the date of this Amendment with the same force and effect as if such representations and warranties had been made on and as of such date, except to the extent such representations and warranties refer to a specific date.

     4. Acknowledgment by Borrower. Except as otherwise specified herein, the terms and provisions hereof shall in no manner release, impair, limit, restrict or otherwise affect the obligations of Borrower or any third party to Lender, as evidenced by the Loan Documents. Borrower hereby acknowledges, agrees and represents that (i) Borrower is indebted to Lender pursuant to the terms of the Term Note and the Revolving Note and the other Loan Documents; (ii) the liens, security interests and assignments created and evidenced by the Deed of Trust and the Security Agreement


AMENDMENT TO LOAN AGREEMENT - Page 2
are valid and subsisting liens, security interests and assignments of the respective dignity and priority recited in the Deed of Trust and the Security Agreement; (iii) Borrower has no claims or offsets against, or defenses or counterclaims to, or with respect to, the terms or provisions of the Loan Documents, or of any sums owed to Lender under, or of the other covenants and obligations created or evidenced by the Loan Documents; (iv) Borrower has no claims, offsets, defenses or counterclaims arising from any of Lender's acts or omissions with respect to the Mortgaged Property, the Loan Documents or Lender's performance under the Loan Documents or with respect to the Mortgaged Property;
(v) the representations and warranties of Borrower contained in the Loan Agreement, the Deed of Trust and the other Loan Documents are and remain true and correct as of the date hereof; (vi) Lender is not in default and no event has occurred which, with the passage of time, giving of notice, or both, would constitute a default by Lender of Lender's obligations under the terms and provisions of the Loan Documents; and (vii) Lender, on and as of the date hereof, has fully performed all obligations to Borrower which Lender may have had or has on and as of the date hereof.

     5. No Waiver of Remedies. Except as may be expressly set forth herein, nothing contained in this Amendment shall prejudice, act as, or be deemed to be a waiver of any right or remedy available to Lender by reason of the occurrence or existence of any fact, circumstance or event constituting a default under the Loan Documents.

     6. Effectiveness of the Loan Documents. Except as expressly modified by the terms and provisions of this Amendment each of the terms and provisions of the Loan Agreement, the Term Note, the Revolving Note and the other Loan Documents are hereby ratified and shall remain in full force and effect.

     7. Costs and Expenses. Contemporaneously with the execution and delivery hereof, Borrower shall pay, or shall cause to be paid, all costs and expenses incident to the preparation, execution and recordation (as applicable) of this Amendment and the consummation of the transaction contemplated hereby, including, but not limited to, recording fees, title insurance policy or endorsement premiums or other charges of the Title Company, if necessary, and reasonable fees and expenses of legal counsel to Lender.

     8. Severability. If any clause or provision of this Amendment is or should ever be held to be illegal, invalid or unenforceable under any present or future law applicable to the terms hereof, then and in that event, it is the intention of the parties hereto that the remainder of this Amendment shall not be affected thereby, and that in lieu of each such clause or provision of this Amendment that is illegal, invalid or unenforceable, such clause or provision shall be judicially construed and interpreted to be as similar in substance and content to such illegal, invalid or unenforceable clause or provision, as the context thereof would reasonably suggest, so as to thereafter be legal, valid and enforceable.

     9. Continuing Effect; Ratification. Except as expressly amended and modified by this Amendment, the Loan Agreement shall remain unchanged and in full force and effect. The Loan Agreement, as modified by this Amendment, and all documents, assignments, transfers, liens and security rights pertaining to it, are hereby ratified, reaffirmed and confirmed in all respects as valid, subsisting and continuing in full force and effect. The Loan Agreement and this Amendment shall together comprise the Loan Agreement with respect to the Term Loan and the Revolving Loan.


AMENDMENT TO LOAN AGREEMENT - Page 3

     10. No Waiver. The execution and delivery of this Amendment shall in no way be deemed to be a waiver by Lender of any default or potential default by Borrower under the Loan Agreement or the other Loan Documents or of any rights, powers or remedies of Lender under the Loan Agreement or the other Loan Documents, and shall in no way limit, impair or prejudice Lender from exercising any past, present or future right, power or remedy available to it under the Loan Agreement and the other Loan Documents.

     11. No Novation. It is the intent of the parties that this Amendment shall not constitute a novation and shall in no way limit, diminish, impair or adversely affect the lien priority of the Deed of Trust or Security Agreement. All of the liens and security interests securing the Term Loan and the Revolving Loan, including, without limitation, the liens and security interests created by the Deed of Trust and the Security Agreement, are hereby ratified, reinstated, renewed, confirmed and extended to secure the Term Loan and the Revolving Loan.

     12. Binding Effect. This Amendment shall be binding upon and shall inure to the benefit of Borrower and Lender, and their respective successors and assigns.

     13. Governing Law. This Amendment shall be construed in accordance with and governed by the laws of the State of Texas.

     14. Counterpart Execution. This Amendment may be executed in any number of counterparts, each of which shall be deemed an original, but together shall constitute one and the same Document.

     15. Notice of Final Agreement. This Amendment and the other Loan Documents represent the entire agreement between the parties with respect to modifications of documents provided for herein and therein and supersede all prior conflicting or inconsistent agreements, consents and understandings relating to such subject matter.

     16. THIS AMENDMENT, THE LOAN AGREEMENT, THE TERM NOTE, THE REVOLVING NOTE AND THE OTHER LOAN DOCUMENTS REFERRED TO HEREIN EMBODY THE FINAL, ENTIRE AGREEMENT AMONG THE PARTIES HERETO AND SUPERSEDE ANY AND ALL PRIOR COMMITMENTS, AGREEMENTS, REPRESENTATIONS, AND UNDERSTANDINGS, WHETHER WRITTEN OR ORAL, RELATING TO THE SUBJECT MATTER HEREOF AND MAY NOT BE CONTRADICTED OR VARIED BY EVIDENCE OF PRIOR, CONTEMPORANEOUS, OR SUBSEQUENT ORAL AGREEMENTS OR DISCUSSIONS OF THE PARTIES HERETO. THERE ARE NO ORAL AGREEMENTS AMONG THE PARTIES HERETO.

              [The Remainder of this Page Intentionally Left Blank]


AMENDMENT TO LOAN AGREEMENT - Page 4

     IN WITNESS WHEREOF, Borrower and Lender have executed this Amendment to be effective as of the Amendment Date.

                                   BORROWER:

                                   AMERICANA FOODS LIMITED
                                   PARTNERSHIP, a Texas limited partnership


                                   By: AF Sub Corp.
                                       -----------------------------------------
                                       a Delaware Corporation
                                       its General Partner


                                       By: /s/ Dudley C Mecum
                                           -------------------------------------
                                           Name: Dudley C Mecum
                                           Title: President

                                   LENDER:

                                   REGIONS BANK,
                                   an Alabama banking corporation


                                   By: /s/ Riley C. Couch
                                       -----------------------------------------
                                       Riley C. Couch, President

STATE OF TEXAS   Section
                 Section
COUNTY OF Dallas Section

     The foregoing instrument was ACKNOWLEDGED before me this 8 day of July , 2003, by Dudley Mecum, the President of AF Sub Corp., a Delaware Corporation, the general partner of AMERICANA FOODS LIMITED PARTNERSHIP, a Texas limited partnership, on behalf of said GP and limited partnership.


[SEAL]                              /s/ Sharon Elizabeth Warner
                                    --------------------------------------------
My Commission Expires:              Notary Public, State of Texas

10-1-2006
                                    SHARON ELIZABETH WARNER
                                   ---------------------------------------------
                                    Printed Name of Notary Public


AMENDMENT TO LOAN AGREEMENT - Page 5

STATE OF TEXAS   Section
                 Section
COUNTY OF Dallas Section

     The foregoing instrument was ACKNOWLEDGED before me this 8 day of July, 2003, by Riley C. Couch, the President of REGIONS BANK, an Alabama banking corporation, on behalf corporation.


[SEAL]                              /s/ Sharon Elizabeth Warner
                                    --------------------------------------------
My Commission Expires:              Notary Public, State of Texas

10-1-2006
                                    SHARON ELIZABETH WARNER
                                   ---------------------------------------------
                                    Printed Name of Notary Public


AMENDMENT TO LOAN AGREEMENT - Page 6

                             MODIFICATION AGREEMENT

     This MODIFICATION AGREEMENT (this "Agreement") is made and entered into to be effective as of June 16, 2004 (the "Effective Date"), by and between REGIONS BANK, an Alabama banking corporation ("Lender"), and AMERICANA FOODS LIMITED PARTNERSHIP, a Texas limited partnership ("Borrower").

                                    RECITALS

     A. Lender made a loan (the "Term Loan") to Borrower on November 19, 2002, in the maximum principal amount of TEN MILLION AND NO/100 DOLLARS
($10,000,000.00) evidenced by a Promissory Note of even date therewith payable to the order of Lender in the amount of the Term Loan (the "Term Note").

     B. Lender made a loan (the "Revolving Loan") to Borrower on November
19, 2002, in the maximum principal amount of FIVE MILLION AND NO/100 DOLLARS ($5,000,000.00) evidenced by a Promissory Note of even date therewith, payable to the order of Lender in the amount of the Revolving Loan (the "Revolving Note").

     C. Borrower and Lender entered into that certain Loan Agreement dated as of November 19, 2002 (the "Loan Agreement"), governing the Term Loan and Revolving Loan as more particularly described therein.

     D. Borrower and Lender entered into that certain Amendment to Loan Agreement ("Amendment to Loan Agreement") dated as of April, 2003, which, among other things, modified several of Borrower's financial covenants contained therein.

     E. Borrower and Lender have entered into that certain Restated and Amended Revolving Promissory Note of even date herewith, which increases the indebtedness evidenced by the Revolving Note to SEVEN MILLION AND NO/100 DOLLARS ($7,000,000.00).

     F. In accordance with the foregoing, Lender and Borrower desire to enter into this Amendment in order to amend and modify certain of the terms and provisions of the Loan Documents (as defined in the Loan Agreement) as provided herein.

     NOW, THEREFORE, for and in consideration of the foregoing premises and the mutual covenants and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Lender and Borrower hereby agree as follows:

     1. Modification of Loan Agreement.

          a. The parties hereto agree that the definition "Commitment" as set forth in Section 1.1 of the Loan Agreement shall be deleted in its entirety and replaced with the following:

               i. "Commitment: The obligation of Lender to make Revolving Credit Advances pursuant to Section 2.1A in an aggregate principal amount at any


MODIFICATION AGREEMENT - Page 1
               time outstanding up to but not exceeding SEVEN MILLION AND NO/100 DOLLARS ($7,000,000.00)."

          b. The parties hereto agree that the following shall be inserted as definitions in Section 1.1 of the Loan Agreement:

               i. "Debt-to-Tangible Net Worth Ratio: The ratio of (a) the total Debt of such Person less the total Subordinated Debt of such Person to (b) the Tangible Net Worth of such Person."

               ii. "Fixed Charge Coverage Ratio: The ratio of (a) the sum of Cash Flow to (b) the sum of Current Maturities of Long Term Indebtedness plus Distributions plus Capital Expenditures plus that portion of Capitalized Lease Obligations that should be classified as current in accordance with GAAP, to the extent not included within the calculation of the Current Maturities of Long Term Indebtedness, in accordance with Section 8.1 of this Agreement."

          c. The parties agree that subsection (m) under the definition of "Eligible Accounts" under Section 1.1 of the Loan Agreement shall be deleted in its entirety and replaced with the following:

               i. Other than accounts owed by TCBY International, TCBY Systems and TCBY Enterprises, and accounts owed by Integrated Brands, Inc. of up to $1,000,000.00, the account is not owed by an Affiliate, employee, officer, director or shareholder of Borrower;"

          d. The parties agree that Section 6.1(c) shall be deleted in its entirety and replaced with the following in lieu thereof:

               i. "Borrowing Base Report. Concurrently with every Advance Request Form, and in any event, on a monthly basis, a Borrowing Base report, in a form acceptable to Lender, certified by the chief financial officer of Borrower."

          e. The parties agree that the following provisions shall be included as Section 8.1 and Section 8.2, respectively, of the Loan Agreement:

               i. Section 8.1 Fixed Charge Coverage Ratio. Maintain a Fixed Charge Coverage Ratio, based on a 12-month stabilized rolling average, of at least the ratio set forth below:

                     Period         Ratio
                     ------         -----
               June 29, 2004         2:1
               September 28, 2004    2:1
               December 28, 2004     2:1

               ii. Section 8.2 Debt-to-Tangible Net Worth Ratio. Maintain a


MODIFICATION AGREEMENT - Page 2
               minimum Debt-to-Tangible Net Worth Ratio at all times, tested on the periods below, of not less than the ratio set forth below:

                     Period         Ratio
                     ------         -----
               June 29, 2004         3:1
               September 28, 2004    3:1
               December 28, 2004     3:1

          f. Modification of Section 8.3 of the Loan Agreement. Section 8.3 of the Agreement is amended and restated to read in its entirety as follows:

               i. Tangible Net Worth. Borrower will maintain a Tangible Net Worth at all times, tested on the periods below, of not less than the amount set forth below:

                     Period         Maintain Tangible Net Worth
                     ------         ---------------------------
               June 29, 2004               $17,500,000.00
               September 28, 2004          $17,500,000.00
               December 28, 2004           $17,500,000.00

     2. Capitalized Terms. Any capitalized terms not defined herein shall have the meaning ascribed to them in the Loan Agreement.

     3. Acknowledgment by Borrower. Except as otherwise specified herein, the terms and provisions hereof shall in no manner release, impair, limit, restrict or otherwise affect the obligations of Borrower or any third party to Lender, as evidenced by the Loan Documents. Borrower hereby acknowledges, agrees and represents that (i) Borrower is indebted to Lender pursuant to the terms of the Term Note and the Revolving Note and the other Loan Documents; (ii) the liens, security interests and assignments created and evidenced by the Deed of Trust and the Security Agreement are valid and subsisting liens, security interests and assignments of the respective dignity and priority recited in the Deed of Trust and the Security Agreement; (iii) Borrower has no claims or offsets against, or defenses or counterclaims to, or with respect to, the terms or provisions of the Loan Documents, or of any sums owed to Lender under, or of the other covenants and obligations created or evidenced by the Loan Documents; (iv) Borrower has no claims, offsets, defenses or counterclaims arising from any of Lender's acts or omissions with respect to the Mortgaged Property, the Loan Documents or Lender's performance under the Loan Documents or with respect to the Mortgaged Property; (v) the representations and warranties of Borrower contained in the Loan Agreement, the Deed of Trust and the other Loan Documents are and remain true and correct as of the date hereof; (vi) Lender is not in default and no event has occurred which, with the passage of time, giving of notice, or both, would constitute a default by Lender of Lender's obligations under the terms and provisions of the Loan Documents; and (vii) Lender, on and as of the date hereof, has fully performed all obligations to Borrower which Lender may have had or has on and as of the date hereof.

     4. No Waiver of Remedies. Except as may be expressly set forth herein, nothing contained in this Amendment shall prejudice, act as, or be deemed to be a waiver of any right of


MODIFICATION AGREEMENT - Page 3
remedy available to Lender by reason of the occurrence or existence of any fact, circumstance or event constituting a default under the Loan Documents.

     5. Effectiveness of the Loan Documents. Except as expressly modified by the terms and provisions of this Amendment each of the terms and provisions of the Loan Agreement, the Term Note, the Revolving Note and the other Loan Documents are hereby ratified and shall remain in full force and effect.

     6. Costs and Expenses. Contemporaneously with the execution and delivery hereof, Borrower shall pay, or shall cause to be paid, all costs and expenses incident to the preparation, execution and recordation (as applicable) of this Amendment and the consummation of the transaction contemplated hereby, including, but not limited to, recording fees, title insurance policy or endorsement premiums or other charges of the Title Company, if necessary, and reasonable fees and expenses of legal counsel to Lender.

     7. Severability. If any clause or provision of this Amendment is or should ever be held to be illegal, invalid or unenforceable under any present or future law applicable to the terms hereof, then and in that event, it is the intention of the parties hereto that the remainder of this Amendment shall not be affected thereby, and that in lieu of each such clause or provision of this Amendment that is illegal, invalid or unenforceable, such clause or provision shall be judicially construed and interpreted to be as similar in substance and content to such illegal, invalid or unenforceable clause or provision, as the context thereof would reasonably suggest, so as to thereafter be legal, valid and enforceable.

     8. Continuing Effect; Ratification. Except as expressly amended and modified by this Amendment, the Loan Agreement shall remain unchanged and in full force and effect. The Loan Agreement, as modified by this Amendment, and all documents, assignments, transfers, liens and security rights pertaining to it, are hereby ratified, reaffirmed and confirmed in all respects as valid, subsisting and continuing in full force and effect. The Loan Agreement and this Amendment shall together comprise the Loan Agreement with respect to the Term Loan and the Revolving Loan.

     9. No Waiver. The execution and delivery of this Amendment shall in no way be deemed to be a waiver by Lender of any default or potential default by Borrower under the Loan Agreement or the other Loan Documents or of any rights, powers or remedies of Lender under the Loan Agreement or the other Loan Documents, and shall in no way limit, impair or prejudice Lender from exercising any past, present or future right, power or remedy available to it under the Loan Agreement and the other Loan Documents.

     10. No Novation. It is the intent of the parties that this Amendment shall not constitute a novation and shall in no way limit, diminish, impair or adversely affect the lien priority of the Deed of Trust or Security Agreement. All of the liens and security interests securing the Term Loan and the Revolving Loan, including, without limitation, the liens and security interests created by the Deed of Trust and the Security Agreement, are hereby ratified, reinstated, renewed, confirmed and extended to secure the Term Loan and the Revolving Loan.

     11. Binding Effect. This Amendment shall be binding upon and shall inure to the benefit of Borrower and Lender, and their respective successors and assigns.


MODIFICATION AGREEMENT - Page 4

     12. Governing Law. This Amendment shall be construed in accordance with and governed by the laws of the State of Texas.

     13. Counterpart Execution. This Amendment may be executed in any number of counterparts, each of which shall be deemed an original, but together shall constitute one and the same Document.

     14. Notice of Final Agreement. This Amendment and the other Loan Documents represent the entire agreement between the parties with respect to modifications of documents provided for herein and therein and supersede all prior conflicting or inconsistent agreements, consents and understandings relating to such subject matter.

     15. THIS AMENDMENT, THE LOAN AGREEMENT, THE TERM NOTE, THE REVOLVING NOTE AND THE OTHER LOAN DOCUMENTS REFERRED TO HEREIN EMBODY THE FINAL, ENTIRE AGREEMENT AMONG THE PARTIES HERETO AND SUPERSEDE ANY AND ALL PRIOR COMMITMENTS, AGREEMENTS, REPRESENTATIONS, AND UNDERSTANDINGS, WHETHER WRITTEN OR ORAL, RELATING TO THE SUBJECT MATTER HEREOF AND MAY NOT BE CONTRADICTED OR VARIED BY EVIDENCE OF PRIOR, CONTEMPORANEOUS, OR SUBSEQUENT ORAL AGREEMENTS OR DISCUSSIONS OF THE PARTIES HERETO. THERE ARE NO ORAL AGREEMENTS AMONG THE PARTIES HERETO.

              [The Remainder of this Page Intentionally Left Blank]


MODIFICATION AGREEMENT - Page 5

     IN WITNESS WHEREOF, Borrower and Lender have executed this Agreement to be effective as of the Effective Date.

                                   BORROWER:

                                   AMERICANA FOODS LIMITED PARTNERSHIP,
                                   a Texas limited partnership


                                   By: AF SUB CORP., a Delaware Corporation
                                       ----------------------------------------,
                                       a Delaware Corporation
                                       its General Partner


                                   By: /s/ Bradley E Parks
                                       -----------------------------------------
                                       Name: Bradley Parks
                                       Title: General Manager

                                   LENDER:

                                   REGIONS BANK,
                                   an Alabama banking corporation


                                   By: /s/ Riley C. Couch
                                       -----------------------------------------
                                       Riley C. Couch, President

STATE OF TEXAS   Section
                 Section
COUNTY OF Dallas Section

     The foregoing instrument was ACKNOWLEDGED before me this 18 day of June, 2004, by Bradley Parks, the General Manager of AF SUB Corp., a Delaware Corporation, the general partner of AMERICANA FOODS LIMITED PARTNERSHIP, a Texas limited partnership, on behalf of said ____________ and limited partnership.


[SEAL]                             /s/ Teresa Lopez
                                   ---------------------------------------------
My Commission Expires:             Notary Public, State of Texas

February 20, 2006                  Teresa Lopez
                                   ---------------------------------------------
                                   Printed Name of Notary Public


MODIFICATION AGREEMENT - Page 6

STATE OF TEXAS   Section
                 Section
COUNTY OF Dallas Section

     The foregoing instrument was ACKNOWLEDGED before me this 21st day of June, 2004, by Riley C. Couch, the President of REGIONS BANK, an Alabama banking corporation, on behalf corporation.


[SEAL]                             /s/ Sandra Gay Stirling
                                   ---------------------------------------------
My Commission Expires:             Notary Public, State of Texas

5/28/07
                                   Sandra Gay Stirling
                                   ---------------------------------------------
                                   Printed Name of Notary Public

                                   [SEAL]


MODIFICATION AGREEMENT - Page 7

                 RESTATED AND AMENDED REVOLVING PROMISSORY NOTE

$7,000,000.00                                                      June 16, 2004

     FOR VALUE RECEIVED, AMERICANA FOODS LIMITED PARTNERSHIP, a Texas limited partnership (whether one or more, "Borrower"), having an address at 3333 Dan Morton Drive, Dallas, Texas 75236, hereby promises to pay to the order of REGIONS BANK, an Alabama banking corporation (together with its successors and assigns and any subsequent holders of this Promissory Note, the "Lender"), as hereinafter provided, the principal sum of SEVEN MILLION AND NO/100 DOLLARS ($7,000,000.00) or so much thereof as may be advanced by Lender from time to time hereunder to or for the benefit or account of Borrower, together with interest thereon at the Note Rate (as hereinafter defined), and otherwise in strict accordance with the terms and provisions hereof.

                                    ARTICLE I

                                   DEFINITIONS

     Section 1.1 Definitions. As used in this Promissory Note, the following terms shall have the following meanings:

     Base Rate: For any day, a rate of interest equal to the Prime Rate.

     Borrower: As identified in the introductory paragraph of this Note.

     Business Day: A weekday, Monday through Friday, except a legal holiday or a day on which banking institutions in Dallas, Texas are authorized or required by law to be closed. Unless otherwise provided, the term "days" when used herein shall mean calendar days.

     Change: (i) any change after the date of this Note in the risk-based capital guidelines applicable to Lender or (ii) any adoption of or change in any other law, governmental or quasi-governmental rule, regulation, policy, guideline, interpretation, or directive (whether or not having the force of law) after the date of this Note that affects capital adequacy or the amount of capital required or expected to be maintained by Lender or any entity controlling Lender.

     Charges: All fees, charges and/or any other things of value, if any, contracted for, charged, taken, received or reserved by Lender in connection with the transactions relating to this Note and the other Loan Documents, which are treated as interest under applicable law.

     Debtor Relief Laws: Title 11 of the United States Code, as now or hereafter in effect, or any other applicable law, domestic or foreign, as now or hereafter in effect, relating to bankruptcy, insolvency, liquidation, receivership, reorganization, arrangement or composition, extension or adjustment of debts, or similar laws affecting the rights of creditors.

     Default Interest Rate: shall have the meaning assigned to such term in the Loan Agreement.

     Event of Default: shall have the meaning assigned to such term in the Loan Agreement.

     Lender: As identified in the introductory paragraph of this Note.

     Loan Agreement: The Loan Agreement of dated November 19, 2002 by and between Borrower and Lender governing the loan evidenced by the Note and secured, inter alia, by the liens created by the Loan Documents.

     Loan Documents: shall have the meaning assigned to such term in the Loan Agreement.


REVOLVING PROMISSORY NOTE - Page 1

     Maturity Date: November 19, 2004.

     Maximum Lawful Rate: The maximum lawful rate of interest which may be contracted for, charged, taken, received or reserved by Lender in accordance with the applicable laws of the State of Texas (or applicable United States federal law to the extent that it permits Lender to contract for, charge, take, receive or reserve a greater amount of interest than under Texas law), taking into account all Charges made in connection with the transaction evidenced by the Note and the other Loan Documents. To the extent that Lender is relying on Chapter 303 of the Texas Finance Code to determine the Maximum Lawful Rate payable on the Note and/or the Related Indebtedness, Lender will utilize the weekly ceiling from time to time in effect as provided in such Chapter 303, as amended. To the extent United States federal law permits Lender to contract for, charge, take, receive or reserve a greater amount of interest than under Texas law, Lender will rely on United States federal law instead of such Chapter 303 for the purpose of determining the Maximum Lawful Rate. Additionally, to the extent permitted by applicable law now or hereafter in effect, Lender may, at its option and from time to time, utilize any other method of establishing the Maximum Lawful Rate under such Chapter 303 or under other applicable law by giving notice, if required, to Borrower as provided by applicable law now or hereafter in effect.

     Note Rate: The rate equal to the lesser of (a) the Maximum Lawful Rate or
(b) the Base Rate plus one-half of one percent (.5%).

     Payment Date: The first day of each and every calendar month during the term of this Note.

     "Prime Rate": The rate of interest per annum quoted in the "Money Rates" section of The Wall Street Journal from time to time and designated as the "Prime Rate". If such prime rate, as so quoted, is split between two or more different interest rates, then the Prime Rate shall be the highest of such interest rates. If such prime rate shall cease to be published or is published infrequently or sporadically, then the Prime Rate shall be (i) the rate of interest per annum established from time to time by Lender and designated as its base or prime rate, which may not necessarily be the lowest interest rate charged by Lender and is set by Lender in its sole discretion, or (ii) if Lender does not publish or announce a base or prime rate, or does so infrequently or sporadically, then the Prime Rate shall be determined by reference to another base rate, prime rate or similar lending rate index, generally accepted on a national basis, as selected by Lender in its sole and absolute discretion.

     Revolving Note: This promissory note. All references herein to the "Note" shall refer to the Revolving Note unless otherwise indicated.

     Any capitalized term used in the Note and not otherwise defined herein shall have the meaning ascribed to such term in the Loan Agreement. All terms used herein, whether or not defined in Section 1.1 hereof, and whether used in singular or plural form, shall be deemed to refer to the object of such term whether such is singular or plural in nature, as the context may suggest or require.

                                   ARTICLE II

                                  PAYMENT TERMS

     Section 2.1 Payment of Principal and Interest. All accrued but unpaid interest on the principal balance of this Note outstanding from time to time shall be payable on each Payment Date. The then outstanding principal balance of this Note and all accrued but unpaid interest thereon shall be due and payable on the Maturity Date. Borrower may from time to time during the term of this Note borrow, partially or wholly repay its outstanding borrowings, and reborrow, subject to all of the limitations, terms and conditions of this Note and of the Loan Documents; provided however, that the total outstanding borrowings under this Note shall not at any time exceed the principal amount stated above. The unpaid principal balance of this Note at any time shall be the total amounts advanced hereunder by Lender less the amount of principal payments made hereon by or for Borrower, which balance may be endorsed hereon from time to time by Lender or otherwise noted in Lender's records, which notations shall be, absent manifest error, conclusive evidence of the amounts owing hereunder from time to time.


REVOLVING PROMISSORY NOTE - Page 2

     Section 2.2 Application. Except as expressly provided herein to the contrary, all payments on this Note shall be applied in accordance with the provisions of the Loan Agreement or Security Agreement.

     Section 2.3 Payments. All payments under this Note made to Lender shall be made in immediately available funds at 1111 West Mockingbird, Dallas, Texas 75247 (or at such other place as Lender, in Lender's sole discretion, may have established by delivery of written notice thereof to Borrower from time to time), without offset, in lawful money of the United States of America, which shall at the time of payment be legal tender in payment of all debts and dues, public and private. Payments by check or draft shall not constitute payment in immediately available funds until the required amount is actually received by Lender in full. Payments in immediately available funds received by Lender in the place designated for payment on a Business Day prior to 11:00 a.m. Central Standard Time or Central Daylight Time, as applicable, at said place of payment shall be credited prior to the close of business on the Business Day received, while payments received by Lender on a day other than a Business Day or after 11:00 a.m. Central Standard Time or Central Daylight Time, as applicable, on a Business Day shall not be credited until the next succeeding Business Day. If any payment of principal or interest on this Note shall become due and payable on a day other than a Business Day, such payment shall be made on the next succeeding Business Day. Any such extension of time for payment shall be included in computing interest which has accrued and shall be payable in connection with such payment.

     Section 2.4 Computation Period. Interest on the indebtedness evidenced by this Note shall be computed on the basis of a three hundred sixty (360) day year and shall accrue on the actual number of days elapsed for any whole or partial month in which interest is being calculated. In computing the number of days during which interest accrues, the day on which funds are initially advanced shall be included regardless of the time of day such advance is made, and the day on which funds are repaid shall be included unless repayment is credited prior to the close of business on the Business Day received as provided in
Section 2.3 hereof.

     Section 2.5 Prepayment. Borrower shall have the right to prepay, at any time and from time to time, without reducing the Commitment, upon ten (10) days prior written notice to Lender, without fee, premium or penalty (except as may otherwise be provided in this Section 2.5), all or any Portion of the outstanding principal balance hereof, provided, however, that such prepayment shall also include any and all accrued but unpaid interest on the amount of principal being so prepaid through and including the date of prepayment, plus any other sums which have become due to Lender under the other Loan Documents on or before the date of prepayment, but which have not been fully paid.

     Section 2.6 Unconditional Payment. Borrower is and shall be obligated to pay all principal, interest and any and all other amounts which become payable under this Note or under any of the other Loan Documents absolutely and unconditionally and without any abatement, postponement, diminution or deduction whatsoever and without any reduction for counterclaim or setoff whatsoever. If at any time any payment received by Lender hereunder shall be deemed by a court of competent jurisdiction to have been a voidable preference or fraudulent conveyance under any Debtor Relief Law, then the obligation to make such payment shall survive any cancellation or satisfaction of this Note or return thereof to Borrower and shall not be discharged or satisfied with any prior payment thereof or cancellation of this Note, but shall remain a valid and binding obligation enforceable in accordance with the terms and provisions hereof, and such payment shall be immediately due and payable upon demand.

     Section 2.7 Partial or Incomplete Payments. Remittances in payment of any part of this Note other than in the required amount in immediately available funds at the place where this Note is payable shall not, regardless of any receipt or credit issued therefor, constitute payment until the required amount is actually received by Lender in full in accordance herewith and shall be made and accepted subject to the condition that any check or draft may be handled for collection in accordance with the practice of the collecting bank or banks. Acceptance by Lender of any payment in an amount less than the full amount then due shall be deemed an acceptance on account only, and the failure to pay the entire amount then due shall be and continue to be an Event of Default in the payment of this Note.

     Section 2.8 Late Charge; Default Interest Rate. If any payment is not received in full by Lender within ten (10) days following the date when due, then in addition to interest accruing at the Default Interest Rate on such overdue payment from the date due until paid, Borrower shall also pay to Lender a late charge in an amount


REVOLVING PROMISSORY NOTE - Page 3
equal to five percent (5%) of the amount of such overdue payment, provided that such late charge shall not become effective until thirty (30) days after such payment was due. For so long as any Event of Default exists under this Note or under any of the other Loan Documents, regardless of whether or not there has been an acceleration of the indebtedness evidenced by this Note, and at all times after the maturity of the indebtedness evidenced by this Note (whether by acceleration or otherwise), and in addition to all other rights and remedies of Lender hereunder, interest shall accrue on the outstanding principal balance hereof at the Default Interest Rate, and such accrued interest shall be immediately due and payable. Borrower acknowledges that it would be extremely difficult or impracticable to determine Lender's actual damages resulting from any late payment or Event of Default, and such late charges and accrued interest are reasonable estimates of those damages and do not constitute a penalty. If Lender determines that the amount of capital required or expected to be maintained by Lender or any entity controlling Lender, is increased as a result of a Change, then, within fifteen (15) days of demand by Lender, Borrower shall pay to Lender the amount necessary to compensate for any shortfall in the rate of return on the portion of such increased capital that Lender determines is attributable to this Note or the principal amount outstanding hereunder (after taking into account Lender's policies as to capital adequacy).

                                   ARTICLE III

                          EVENT OF DEFAULT AND REMEDIES

     Section 3.1 Event of Default. The occurrence or happening, at any time and from time to time, of any one or more of the following shall immediately constitute an "Event of Default" under this Note:

          (a) Borrower shall fail, refuse or neglect to pay and satisfy, in full and in the applicable method and manner required, any required payment of principal or interest or any other portion of the indebtedness evidenced by this Note as and when the same shall become due and payable, whether at the stipulated due date thereof, at a date fixed for payment, or at maturity, by acceleration or otherwise; provided, however, that a failure by Borrower to pay a regularly scheduled monthly payment due pursuant to the Note shall not constitute an "Event of Default" hereunder unless such failure continues for at least ten (10) days after the due date thereof; or

          (b) An Event of Default as defined in any of the Loan Documents.

     Section 3.2 Remedies. Upon the occurrence of an Event of Default, Lender shall have the immediate right, at the sole discretion of Lender and without notice, demand, presentment, notice of nonpayment or nonperformance, protest, notice of protest, notice of intent to accelerate, notice of acceleration, or any other notice or any other action (ALL OF WHICH BORROWER HEREBY EXPRESSLY WAIVES AND RELINQUISHES) (i) to declare the entire unpaid balance of the indebtedness evidenced by this Note (including, without limitation, the outstanding principal balance hereof, including all sums advanced or accrued hereunder or under any other Loan Document, and all accrued but unpaid interest thereon) at once immediately due and payable (and upon such declaration, the same shall be at once immediately due and payable) and may be collected forthwith, whether or not there has been a prior demand for payment and regardless of the stipulated date of maturity, (ii) to foreclose any liens and security interests securing payment hereof or thereof (including, without limitation, any liens and security interests), and (iii) to exercise any of Lender's other rights, powers, recourses and remedies under this Note, under any other Loan Document, or at law or in equity, and the same (w) shall be cumulative and concurrent, (x) may be pursued separately, singly, successively, or concurrently against Borrower or others obligated for the repayment of this Note or any part hereof, at the sole discretion of Lender, (y) may be exercised as often as occasion therefor shall arise, it being agreed by Borrower that the exercise, discontinuance of the exercise of or failure to exercise any of the same shall in no event be construed as a waiver or release thereof or of any other right, remedy, or recourse, and (z) are intended to be, and shall be, nonexclusive. All rights and remedies of Lender hereunder and under the other Loan Documents shall extend to any period after the initiation of foreclosure proceedings, judicial or otherwise. Without limiting the provisions of Section
4.17 hereof, if this Note, or any part hereof, is collected by or through an attorney-at-law, Borrower agrees to pay all costs and expenses of collection, including, but not limited to, Lender's attorneys' fees, whether or not any legal action shall be instituted to enforce this Note. This Note is also subject to acceleration as provided in the Loan Agreement.


REVOLVING PROMISSORY NOTE - Page 4

                                   ARTICLE IV

                               GENERAL PROVISIONS

     Section 4.1 No Waiver; Amendment. No failure to accelerate the indebtedness evidenced by this Note by reason of an Event of Default hereunder, acceptance of a partial or past due payment, or indulgences granted from time to time shall be construed (i) as a novation of this Note or as a reinstatement of the indebtedness evidenced by this Note or as a waiver of such right of acceleration or of the right of Lender thereafter to insist upon strict compliance with the terms of this Note, or (ii) to prevent the exercise of such right of acceleration or any other right granted under this Note, under any of the other Loan Documents or by any applicable laws. Borrower hereby expressly waives and relinquishes the benefit of any statute or rule of law or equity now provided, or which may hereafter be provided, which would produce a result contrary to or in conflict with the foregoing. The failure to exercise any remedy available to Lender shall not be deemed to be a waiver of any rights or remedies of Lender under this Note or under any of the other Loan Documents, or at law or in equity. No extension of the time for the payment of this Note or any installment due hereunder, made by agreement with any person now or hereafter liable for the payment of this Note, shall operate to release, discharge, modify, change or affect the original liability of Borrower under this Note, either in whole or in part, unless Lender specifically, unequivocally and expressly agrees otherwise in writing. This Note may not be changed orally, but only by an agreement in writing signed by the party against whom enforcement of any waiver, change, or modification is sought.

     Section 4.2 WAIVERS. EXCEPT AS SPECIFICALLY PROVIDED IN THE LOAN DOCUMENTS TO THE CONTRARY, BORROWER AND ANY ENDORSERS OR GUARANTORS HEREOF SEVERALLY WAIVE AND RELINQUISH PRESENTMENT FOR PAYMENT, DEMAND, NOTICE OF NONPAYMENT OR NONPERFORMANCE, PROTEST, NOTICE OF PROTEST, NOTICE OF INTENT TO ACCELERATE, NOTICE OF ACCELERATION OR ANY OTHER NOTICES OR ANY OTHER ACTION. BORROWER WAIVES AND RELINQUISHES, TO THE FULLEST EXTENT PERMITTED BY LAW, ALL RIGHTS TO THE BENEFITS OF ANY MORATORIUM, REINSTATEMENT, MARSHALING, FORBEARANCE, VALUATION, STAY, EXTENSION, REDEMPTION, APPRAISEMENT, EXEMPTION AND HOMESTEAD NOW OR HEREAFTER PROVIDED BY THE CONSTITUTION AND LAWS OF THE UNITED STATES OF AMERICA AND OF EACH STATE THEREOF, BOTH AS TO ITSELF AND IN AND TO ALL OF ITS PROPERTY, REAL AND PERSONAL, AGAINST THE ENFORCEMENT AND COLLECTION OF THE OBLIGATIONS EVIDENCED BY THIS NOTE OR BY THE OTHER LOAN DOCUMENTS.

     Section 4.3

          (a) Savings Clause. It is expressly stipulated and agreed to be the intent of Borrower and Lender at all times to comply strictly with the applicable Texas law governing the maximum rate or amount of interest payable on the indebtedness evidenced by this Note and the Related Indebtedness (or applicable United States federal law to the extent that it permits Lender to contract for, charge, take, reserve or receive a greater amount of interest than under Texas law). If the applicable law is ever judicially interpreted so as to render usurious any amount (i) contracted for, charged, taken, reserved or received pursuant to this Note, any of the other Loan Documents or any other communication or writing by or between Borrower and Lender related to the transaction or transactions that are the subject matter of the Loan Documents, (ii) contracted for, charged, taken, reserved or received by reason of Lender's exercise of the option to accelerate the maturity of this Note and/or the Related Indebtedness, or
     (iii) Borrower will have paid or Lender will have received by reason of any voluntary prepayment by Borrower of this Note and/or the Related Indebtedness, then it is Borrower's and Lender's express intent that all amounts charged in excess of the Maximum Lawful Rate shall be automatically canceled, ab initio, and all amounts in excess of the Maximum Lawful Rate theretofore collected by Lender shall be credited on the principal balance of this Note and/or the Related Indebtedness (or, if this Note and all Related Indebtedness have been or would thereby be paid in full, refunded to Borrower), and the provisions of this Note and the other Loan Documents shall immediately be deemed reformed and the amounts thereafter collectible hereunder and thereunder reduced, without the necessity of the execution of any new document, so as to comply with the applicable law, but so as to permit the recovery of the fullest amount otherwise called for hereunder and thereunder; provided, however, if this Note has been paid in full before the end of the stated term of this


REVOLVING PROMISSORY NOTE - Page 5

     Note, then Borrower and Lender agree that Lender shall, with reasonable promptness after Lender discovers or is advised by Borrower that interest was received in an amount in excess of the Maximum Lawful Rate, either refund such excess interest to Borrower and/or credit such excess interest against this Note and/or any Related Indebtedness then owing by Borrower to Lender. Borrower hereby agrees that as a condition precedent to any claim seeking usury penalties against Lender, Borrower will provide written notice to Lender, advising Lender in reasonable detail of the nature and amount of the violation, and Lender shall have sixty (60) days after receipt of such notice in which to correct such usury violation, if any, by either refunding such excess interest to Borrower or crediting such excess interest against this Note and/or the Related Indebtedness then owing by Borrower to Lender. All sums contracted for, charged, taken, reserved or received by Lender for the use, forbearance or detention of any debt evidenced by this Note and/or the Related Indebtedness shall, to the extent permitted by applicable law, be amortized or spread, using the actuarial method, throughout the stated term of this Note and/or the Related Indebtedness (including any and all renewal and extension periods) until payment in full so that the rate or amount of interest on account of this Note and/or the Related Indebtedness does not exceed the Maximum Lawful Rate from time to time in effect and applicable to this Note and/or the Related Indebtedness for so long as debt is outstanding. In no event shall the provisions of Chapter 346 of the Texas Finance Code (which regulates certain revolving credit loan accounts and revolving triparty accounts) apply to this Note and/or any of the Related Indebtedness. Notwithstanding anything to the contrary contained herein or in any of the other Loan Documents, it is not the intention of Lender to accelerate the maturity of any interest that has not accrued at the time of such acceleration or to collect unearned interest at the time of such acceleration.

          (b) Ceiling Election. To the extent that Lender is relying on Chapter 303 of the Texas Finance Code to determine the Maximum Lawful Rate payable on the Note and/or any other portion of the indebtedness, Lender will utilize the weekly ceiling from time to time in effect as provided in such Chapter 303, as amended. To the extent United States federal law permits Lender to contract for, charge, take, receive or reserve a greater amount of interest than under Texas law, Lender will rely on United States federal law instead of such Chapter 303 for the purpose of determining the Maximum Lawful Rate. Additionally, to the extent permitted by applicable law now or hereafter in effect, Lender may, at its option and from time to time, utilize any other method of establishing the Maximum Lawful Rate under such Chapter 303 or under other applicable law by giving notice, if required, to Borrower as provided by applicable law now or hereafter in effect.

     Section 4.4 Use of Funds. Borrower hereby warrants, represents and covenants that (i) the loan evidenced by this Note is made to Borrower solely for the purpose of acquiring or carrying on a business or commercial enterprise,
(ii) all proceeds of this Note shall be used only for business and commercial purposes, and (iii) no funds disbursed hereunder shall be used for personal, family, agricultural or household purposes.

     Section 4.5 Further Assurances and Corrections. From time to time, at the request of Lender, Borrower will (i) promptly correct any defect, error or omission which may be discovered in the contents of this Note or in any other Loan Document or in the execution or acknowledgment thereof; (ii) execute, acknowledge, deliver, record and/or file (or cause to be executed, acknowledged, delivered, recorded and/or filed) such further documents and instruments (including, without limitation, further deeds of trust, security agreements, financing statements, continuation statements and assignments of rents) and perform such further acts and provide such further assurances as may be necessary, desirable, or proper, in Lender's opinion, (A) to carry out more effectively the purposes of this Note and the Loan Documents and the transactions contemplated hereunder and thereunder, (B) to confirm the rights created under this Note and the other Loan Documents, (C) to protect and further the validity, priority and enforceability of this Note and the other Loan Documents and the liens and security interests created thereby, and (D) to subject to the Loan Documents any property of Borrower intended by the terms of any one or more of the Loan Documents to be encumbered by the Loan Documents; and (iii) pay all costs in connection with any of the foregoing.

     Section 4.6 Governing Law; Submission to Jurisdiction. This Note is executed and delivered as an incident to a lending transaction negotiated and consummated in Dallas County, Texas, and shall be governed by and construed in accordance with the laws of the State of Texas. Borrower, for itself and its successors and assigns, hereby irrevocably (i) submits to the nonexclusive jurisdiction of the state and federal courts in Texas, (ii) waives, to


REVOLVING PROMISSORY NOTE - Page 6
the fullest extent permitted by law, any objection that it may now or in the future have to the laying of venue of any litigation arising out of or in connection with this Note or any Loan Document brought in the District Court of Dallas County, Texas, or in the United States District Court for the Northern District of Texas, Dallas Division, (iii) waives any objection it may now or hereafter have as to the venue of any such action or proceeding brought in such court or that such court is an inconvenient forum, and (iv) agrees that any legal proceeding against any party to any of the Loan Documents arising out of or in connection with any of the Loan Documents may be brought in one of the foregoing courts. Borrower hereby agrees that service of process upon Borrower may be made by certified or registered mail, return receipt requested, at its address specified herein. Nothing herein shall affect the right of Lender to serve process in any other manner permitted by law or shall limit the right of Lender to bring any action or proceeding against Borrower or with respect to any of Borrower's property in courts in other jurisdictions. The scope of each of the foregoing waivers is intended to be all encompassing of any and all disputes that may be filed in any court and that relate to the subject matter of this transaction, including, without limitation, contract claims, tort claims, breach of duty claims, and all other common law and statutory claims. Borrower acknowledges that these waivers are a material inducement to Lender's agreement to enter into the agreements and obligations evidenced by the Loan Documents, that Lender has already relied on these waivers and will continue to rely on each of these waivers in related future dealings. The waivers in this Section
4.6 are irrevocable, meaning that they may not be modified either orally or in writing, and these waivers apply to any future renewals, extensions, amendments, modifications, or replacements in respect of any and all of the applicable Loan Documents. In connection with any litigation, this Note may be filed as a written consent to a trial by the court.

     Section 4.7 Counting of Days. If any time period referenced hereunder ends on a day other than a Business Day, such time period shall be deemed to end on the next succeeding Business Day.

     Section 4.8 Relationship of the Parties. Notwithstanding any prior business or personal relationship between Borrower and Lender, or any officer, director or employee of Lender, that may exist or have existed, the relationship between Borrower and Lender is solely that of debtor and creditor, Lender has no fiduciary or other special relationship with Borrower, Borrower and Lender are not partners or joint venturers, and no term or condition of any of the Loan Documents shall be construed so as to deem the relationship between Borrower and Lender to be other than that of debtor and creditor.

     Section 4.9 Successors and Assigns. The terms and provisions hereof shall be binding upon and inure to the benefit of Borrower and Lender and their respective heirs, executors, legal representatives, successors, successors-in-title and assigns, whether by voluntary action of the parties, by operation of law or otherwise, and all other persons claiming by, through or under them. The terms "Borrower" and "Lender" as used hereunder shall be deemed to include their respective heirs, executors, legal representatives, successors, successors-in-title and assigns, whether by voluntary action of the parties, by operation of law or otherwise, and all other persons claiming by, through or under them.

     Section 4.10 Joint and Several Liability. If Borrower consists of more man one person or entity, each shall be jointly and severally liable to perform the obligations of Borrower under this Note.

     Section 4.11 Time is of the Essence. Time is of the essence with respect to all provisions of this Note and the other Loan Documents.

     Section 4.12 Headings. The Article, Section, and Subsection entitlements hereof are inserted for convenience of reference only and shall in no way alter, modify, define, limit, amplify or be used in construing the text, scope or intent of such Articles, Sections, or Subsections or any provisions hereof.

     Section 4.13 Controlling Agreement. In the event of any conflict between the provisions of this Note and the Loan Agreement, it is the intent of the parties hereto that the provisions of the Loan Agreement shall control. In the event of any conflict between the provisions of this Note and any of the other Loan Documents (other than the Loan Agreement), it is the intent of the parties hereto that the provisions of this Note shall control. The parties hereto acknowledge that they were represented by competent counsel in connection with the negotiation, drafting and execution of this Note and the other Loan Documents and that this Note and the other Loan Documents shall not be subject to the principle of construing their meaning against the party which drafted same.


REVOLVING PROMISSORY NOTE - Page 7

     Section 4.14 Notices. All notices or other communications required or permitted to be given pursuant to this Note shall be as set forth in the Loan Agreement.

     Section 4.15 Severability. If any provision of this Note or the application thereof to any person or circumstance shall, for any reason and to any extent, be invalid or unenforceable, then neither the remainder of this Note nor the application of such provision to other persons or circumstances nor the other instruments referred to herein shall be affected thereby, but rather shall be enforced to the greatest extent permitted by applicable law.

     Section 4.16 Right of Setoff. In addition to all liens upon and rights of setoff against the money, securities, or other property of Borrower given to Lender that may exist under applicable law, Lender shall have and Borrower hereby grants to Lender a lien upon and a right of setoff against all money, securities, and other property of Borrower, now or hereafter in possession of or on deposit with Lender, whether held in a general or special account or deposit, for safe-keeping or otherwise, and every such lien and right of setoff may be exercised without demand upon or notice to Borrower. No lien or right of setoff shall be deemed to have been waived by any act or conduct on the part of Lender, or by any neglect to exercise such right of setoff or to enforce such lien, or by any delay in so doing, and every right of setoff and lien shall continue in full force and effect until such right of setoff or lien is specifically waived or released by an instrument in writing executed by Lender.

     Section 4.17 Costs of Collection. If any holder of this Note retains an attorney-at-law in connection with any Event of Default or at maturity or to collect, enforce, or defend this Note or any part hereof, or any other Loan Document in any lawsuit or in any probate, reorganization, bankruptcy or other proceeding, or if Borrower sues any holder in connection with this Note or any other Loan Document and does not prevail, then Borrower agrees to pay to each such holder, in addition to the principal balance hereof and all interest hereon, all costs and expenses of collection or incurred by such holder or in any such suit or proceeding, including, but not limited to, reasonable attorneys' fees.

     Section 4.18 Gender. All personal pronouns used herein, whether used in the masculine, feminine or neuter gender, shall include all other genders; the singular shall include the plural and vice versa.

     Section 4.19 Statement of Unpaid Balance. At any time and from time to time, Borrower will furnish promptly, upon the request of Lender, a written statement or affidavit, in form satisfactory to Lender, stating the unpaid balance of the indebtedness evidenced by this Note and the Related Indebtedness and that there are no offsets or defenses against full payment of the indebtedness evidenced by this Note and the Related Indebtedness and the terms hereof, or if there are any such offsets or defenses, specifying them.

     Section 4.20 ENTIRE AGREEMENT. THIS NOTE AND THE OTHER LOAN DOCUMENTS CONTAIN THE FINAL, ENTIRE AGREEMENT BETWEEN THE PARTIES HERETO RELATING TO THE SUBJECT MATTER HEREOF AND THEREOF AND ALL PRIOR AGREEMENTS, WHETHER WRITTEN OR ORAL, RELATIVE HERETO AND THERETO WHICH ARE NOT CONTAINED HEREIN OR THEREIN ARE SUPERSEDED AND TERMINATED HEREBY, AND THIS NOTE AND THE OTHER LOAN DOCUMENTS MAY NOT BE CONTRADICTED OR VARIED BY EVIDENCE OF PRIOR, CONTEMPORANEOUS OR SUBSEQUENT ORAL AGREEMENTS OR DISCUSSIONS OF THE PARTIES HERETO. THERE ARE NO UNWRITTEN ORAL AGREEMENTS AMONG THE PARTIES HERETO.

     Section 4.21 Amended and Restated Note. This Note is given in assumption, amendment, renewal and restatement of the terms and provisions governing the repayment of the indebtedness evidenced by that certain Revolving Promissory Note dated November 19, 2002 in the original principal amount of $5,000,000.00 ("Original Note"), executed by Borrower, payable to the order of Lender. In accordance with such amendment, renewal and restatement, Borrower acknowledges and agrees that the indebtedness evidenced by the Original Note shall be renewed by and continued in full force and effect in accordance with the terms and conditions of this Note (and shall not be extinguished) and this Note and the indebtedness evidenced thereby shall be secured by the liens security interest of the Loan Documents as heretofore, concurrently herewith or hereafter amended. The Original Note is being retained by Lender with a notation placed on the face thereof indicating that such Original Note has been amended, renewed and restated by this Note.

                            [SIGNATURE PAGE FOLLOWS]


REVOLVING PROMISSORY NOTE - Page 8

     IN WITNESS WHEREOF, Borrower, intending to be legally bound hereby, has duly executed this Note as of the day and year first written above.

                                       BORROWER:

                                       AMERICANA FOODS LIMITED PARTNERSHIP,
                                       a Texas limited partnership

                                       By: AF SUB CORP., a Delaware corporation,
                                           its General Partner


                                           By: Bradley Parks
                                               ---------------------------------
                                               Name: Bradley Parks
                                               Title: General Manager

Address of Lender for purposes of notice hereunder:

Regions Bank
1111 West Mockingbird
Dallas, Texas 75247
Attention: Commercial Real Estate Lending

Prepared by:

Lorin Williams Combs, Esq.
Winstead Sechrest & Minick P.C.
5400 Renaissance Tower
1201 Elm Street
Dallas, Texas 75270
Phone: (214)745-5103


REVOLVING PROMISSORY NOTE - Signature Page

                  RENEWAL, EXTENSION AND MODIFICATION AGREEMENT

     THIS RENEWAL, EXTENSION AND MODIFICATION AGREEMENT (the "Agreement") is entered into and executed effective as of the 19th day of March, 2005, by and between AMERICANA FOODS LIMITED PARTNERSHIP, a Texas limited partnership (the "Borrower"), and REGIONS BANK ("Lender").

                                   WITNESSETH:

     A. On November 19, 2002, Lender and Borrower entered into that certain Loan Agreement (the "Loan Agreement"), governing a term loan (the "Term Loan") in the amount of $10,000,000.00 and a revolving loan (the "Revolving Loan") in the amount of $5,000,000.00;

     B. On November 19, 2002, Borrower executed a Promissory Note in the original principal sum of $5,000,000.00 payable to the order of Lender, which represents the Revolving Loan, and Borrower executed a Promissory Note of even date therewith in the original principal amount of $10,000,000.00 (the "Term Note"), which represents the Term Loan;

     C. The parties entered into that certain Amendment to Loan Agreement dated June 26, 2003;

     D. The parties entered into that certain Modification Agreement dated June 16, 2004, which, among other things, increased the amount available to be borrowed under the Revolving Loan from $5,000,000.00 to $7,000,000.00. In connection therewith, Borrower executed that certain Restated and Amended Revolving Promissory Note dated June 16, 2004 in the amount of $7,000,000.00;

     E. The obligations of Borrower under the above-referenced notes and Loan Agreement are secured by (i) that certain Deed of Trust (the "Deed of Trust") on real property in Dallas County, Texas, recorded in Volume ______, Page _________, of the real property records of Dallas County, Texas, which grants a lien against the real property described on Exhibit "A" attached hereto, and
(ii) that certain Security Agreement, dated November 19, 2002, which grants lender a security interest on certain personal property, and (iii) certain other security documents;

     F. The parties desire to increase the Revolving Loan from $7,000,000.00 to $9,000,000.00, and in connection therewith, concurrently herewith, Borrower will execute and deliver to Lender that certain Restated and Amended Revolving Promissory Note (the "Revolving Note") in the amount of $9,000,000.00 (the Revolving Note and Term Note are referred to herein as the "Notes");

     G. The Notes, the Loan Agreement, and all other documents evidencing or securing the obligations of Borrower to Lender as modified hereby are hereinafter referred to as the "Loan Documents"; and

LOAN MODIFICATION AGREEMENT
04/26/05

     H. As a condition to the effectiveness of this Agreement, Lender must receive from Integrated Brands, Inc. a guaranty of the Revolving Note, in a form acceptable to Lender.

                                   AGREEMENTS:

     NOW, THEREFORE, for and in consideration of the mutual covenants and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Borrower and Lender hereby agree as follows:

     1. The parties hereby acknowledge that the outstanding principal balance of the Revolving Note as of April 1, 2005, is $4,838,747.62.

     2. The parties agree to modify the Loan Agreement as follows:

     a. The parties agree that the term "Borrowing Base" as set forth in Section
1.1 of the Loan Agreement shall be deleted in its entirety and replaced with the following:

     "Borrowing Base: At any time, an amount equal to the sum of (a) 85% of the value of Eligible Accounts, plus (b) the lesser of (i) 41% of the net book value of Eligible Inventory or (ii) 80% of the net liquidation value of Eligible Inventory, provided, however, in no event shall the amount in this sub-sentence (b) exceed $2,500,000.00, less (c) the amount, as determined by Lender in its reasonable judgment, sufficient to offset any liens which may attach to inventory arising out the Perishable Agricultural Commodities Act or the Food Security Act. Notwithstanding the foregoing, the Lender, in its good faith discretion, has the right to reduce the advance rate percentages set forth above (ie, 85%, 41%, and 80%), after reviewing the field audit results."

     b. The parties agree that the term "Commitment" as set forth in Section 1.1 of the Loan Agreement shall be deleted in its entirety and replaced with the following:

     "Commitment: The obligation of Lender to make Revolving Credit Advances pursuant to Section 2.1A in an aggregate principal amount at any time outstanding up to but not exceeding Nine Million and No/100 Dollars ($9,000,000.00)."

     c. The parties agree that subsection (c) under the definition of "Eligible Accounts" under Section 1.1 of the Loan agreement shall be deleted in its entirety and replaced with the following:

          "(c) The account has not been outstanding for more than ninety (90) days past the original date of invoice or more than sixty (60) days past due;"

     d. The parties agree that subsection (m) under the definition of "Eligible Accounts" under Section 1.1 of the Loan agreement shall be deleted in its entirety and replaced with the following:

          "(m) The account is not owed by an Affiliate, employee, officer, director or

LOAN MODIFICATION AGREEMENT
04/26/05
     shareholder of Borrower;"

     e. The parties agree that paragraph (g) under the definition of "Eligible Inventory" under Section 1.1 of the Loan agreement shall be deleted in its entirety and replaced with the following:

          "(g) inventory that Lender has determined to be unmarketable or ineligble for any reason as determined by Lender exercising its judgment in good faith as a result of any field audit,"

     f. The parties agree that the term "Fixed Charge Coverage Ratio" as set forth in Section 1.1 of the Loan Agreement shall be deleted in its entirety and replaced with the following:

          "Fixed Charge Coverage Ratio: The ratio of (a) EBITDA plus capital contributions to the capital of Borrower less non-financed Capital Expenditures, to (b) regularly scheduled obligations to pay principal and/or interest on all Debt (excluding principal due upon the Maturity Date of the Revolving Note) to the extent that such obligations would be classified as current obligations on a balance sheet of such Person as of such date in accordance with GAAP."

     g. The parties agree that the term "Termination Date" as set forth in
Section 1.1 of the Loan Agreement shall be deleted in its entirety and replaced with the following:

          "Termination Date: 11:00 A.M. (CST) on November 30, 2005, or such earlier date on which the Commitment terminates as provided in this Agreement."

     h. The parties agree that Section 6.1(c) shall be deleted in its entirety and replaced with the following in lieu thereof:

          "Borrowing Base Report. Concurrently with every Advance Request Form, and in any event, on a weekly basis, a Borrowing Base Report, in a form acceptable to Lender, certified by the chief financial officer of Borrower."

     i. The parties agree that Section 6.6 shall be deleted in its entirety and replaced with the following in lieu thereof:

          "Section 6.6 Inspection Rights. At any reasonable time, Borrower will permit, and will cause each Subsidiary to permit, a representative of Lender to examine the Mortgage Property, the Collateral and conduct audits of the same, at Borrower's expense, to examine, copy and make extracts from its books and records, to visit and inspect its properties, and to discuss its business operations and financial condition with its officers, employees, and independent certified public accountants."

     j. The parties agree that Section 8.5 of the Loan agreement shall be deleted in its entirety and replaced with the following:

LOAN MODIFICATION AGREEMENT
04/26/05

          "Section 8.5 Borrowing Base. Borrower shall maintain a Borrowing Base of at least the sum of (i) the amount of the Revolving Loan outstanding, and (ii) the aggregate amount of Borrower trade payables aged 90 days or more as of the date of the respective advance."

     k. The parties agree that the Section 8.1 of the Loan Agreement is amended and restated to read its entirety as follows:

          Section 8.1 Fixed Charge Coverage Ratio. Maintain a Fixed Charge Coverage Ratio of not less than 1.25:1, based on a 12-month stabilized rolling average (except a nine-month stabilized rolling average shall be used for the period ended May 28, 2005 only), tested each May, August, November, and February on the day of such month which represents Borrower's normal end-of-the-month accounting date for such month (for example: May 28, 2005, August 27, 2005, and November 27, 2005).

     1. The parties agree that the Section 8.2 of the Loan Agreement is amended and restated to read its entirety as follows:

     Section 8.2 Debt-to-Tangible Net Worth Ratio. Maintain at all times a minimum Debt-to-Tangible Net Worth Ratio of not less than 2:1, tested each May, August, November, and February on the day of such month which represents Borrower's normal end-of-the-month accounting date for such month (for example:
May 28, 2005, August 27, 2005, and November 27, 2005).

     m. The parties agree that the Section 8.3 of the Loan Agreement is amended and restated to read its entirety as follows:

     Section 8.3 Tangible Net Worth. Borrower will maintain a Tangible Net Worth, at all times, of not less than $20,500,000.00, tested each May, August, November, and February on the day of such month which represents Borrower's normal end-of-the-month accounting date for such month (for example: May 28, 2005, August 27, 2005, and November 27, 2005).

     n. The parties agree that the Section 9.1 A. of the Loan Agreement is amended and restated to read its entirety as follows:

          "A. If Borrower shall fail, refuse, or neglect to pay, in full, any installment or portion of the Indebtedness as and when the same shall become due and payable, whether at the due date thereof stipulated in the Loan Documents, upon acceleration or otherwise."

     o. The parties agree that the Section 9.1 B. of the Loan Agreement is amended and restated to read its entirety as follows:

          "B. If Borrower shall fail, refuse, or neglect, or cause others to fail, refuse, or neglect to comply with, perform and discharge fully and timely any of the Obligations as

LOAN MODIFICATION AGREEMENT
04/26/05
     and when called for; provided, however, that a failure by Borrower to timely satisfy an Obligation shall not constitute an "Event of Default" hereunder if (i) such failure does not constitute an Event of Default pursuant to any other subsection of this Section 9.1 other than this subsection B, and (ii) such failure is fully cured by Borrower on or before the expiration of the Cure Period (hereunder defined). As used in this
     Section 9.1B., the term "Cure Period" means a ten day period commencing upon Lender's written notice to Borrower of Borrower's failure to satisfy the subject Obligation."

     p. The Lender, upon ten days written notice to Borrower, may require that the reports set forth in Section 6.1B. and 6.1K. be delivered to Lender more frequently than monthly, but not more frequently than on a weekly basis.

     q. After reviewing field audit results, the Lender, in good faith discretion, has the right to reduce the percentages set forth in subsections (q) and (s) under the definition of "Eligible Accounts" as defined in Section 1.1 of the Loan Agreement.

     3. The parties agree to modify the Security Agreement as follows:

     The parties agree that Section 1.2 of the Security Agreement is amended and restated to read its entirety as follows:

          "Section 1.2. Security Interest. As collateral security for the prompt payment and performance in full when due of the Obligations and Indebtedness (whether at stated maturity, by acceleration, or otherwise), Debtor hereby collaterally assigns and grants to Lender a security interest in all assets of Debtor (including the proceeds of such assets) and in the following property (including the proceeds of such property), whether now owned or existing or hereafter acquired or arising and wherever arising or located (such property being hereinafter sometimes called the "Collateral"); provided, that "Collateral" shall not include the American Excluded Assets (as defined in the Intercreditor Agreement):

               (a)  all Accounts;

               (b)  all Inventory;

               (c)  all Equipment;

               (d)  all chattel paper;

               (e)  all instruments;

               (f)  all general intangibles;

               (g)  all supporting obligations;

               (h)  all deposit accounts; and

               (i)  all letter-of-credit rights.

          Items (d) through (i) shall have the same meaning as set forth in the Texas Business & Commerce Code."

     4. Borrower promises to pay to Lender the Notes, together with interest thereon as described below, and to perform all of the covenants and obligations under the other Loan

LOAN MODIFICATION AGREEMENT
04/26/05

Documents.

     5. Borrower hereby renews, but does not extinguish, the liens and security interests created and evidenced by the various Loan Documents, Borrower agrees that all such liens and security interests secure the Notes, and Borrower promises to observe, comply with and perform each and every of the terms and provisions of the Loan Documents as herein modified.

     6. Borrower hereby extends and reaffirms the liens on all property securing the Notes until the Notes have been fully paid, and agrees that the modification set forth herein shall in no manner affect or impair the liens securing the same, and that said liens shall not in any manner be waived, the purpose of this instrument being simply to modify the Loan Agreement, and to carry forward all liens securing the same, which are acknowledged by Borrower to be valid and subsisting. Borrower further agrees that all terms and provisions of the instruments creating or fixing the liens securing the Notes same shall be and remain in full force and effect as therein written, except as otherwise expressly provided herein. All liens are hereby carried forward from the original inception thereof, and Borrower hereby ratifies, reaffirms and confirms all of said liens from the original inception thereof. Except as otherwise specified herein, the terms and provisions hereof shall in no manner impair, limit, restrict, or otherwise affect the obligations of Borrower under the Loan Documents. As a material inducement to Lender to execute and deliver this Agreement, Borrower hereby acknowledges and agrees that Borrower is well and truly indebted to Lender in the amount set forth hereinabove, and that the liens, security interests and assignments created by the Deed of Trust and any other Loan Documents are, respectively, valid and subsisting liens, security interests, and assignments, and are of the validity and priority recited in the Deed of Trust and the other Loan Documents. As further material inducement to Lender to execute and deliver this Agreement, Borrower hereby acknowledges that there are no claims or offsets against, or defenses or counterclaim to, the terms or provisions or other obligations created or evidenced by the Loan Documents, and represent that with respect to the Notes, Deed of Trust, and other Loan Documents hereunder, no event has occurred, and no condition exists which would constitute a default by Borrower, either with or without notice or lapse of time, or both, under the Loan Documents.

     7. Borrower reaffirms and remakes, as of the date hereof, all representations and warranties contained in the Loan Agreement, Deed of Trust, and other Loan Documents. Borrower further represents and warrants that, except as disclosed in writing to Lender, it has done nothing, nor has allowed anything, to adversely affect title to or encumber the property secured by the Deed of Trust or any other property of Borrower in which Lender has a security interest. Borrower further represents and warrants to Lender that it is aware of no condition or fact, which has not been disclosed in writing to Lender, which would materially adversely affect the repayment to Lender of all sums due under the Loan Documents.

     8. Borrower, for itself and its heirs, successors and assigns, does hereby waive, release, and discharge Lender and its agents, employees, officers, directors, and attorneys (collectively, the "Released Parties") from any and all of Lender's duties, obligations, and liabilities arising under, based upon or associated with, directly or indirectly, the Notes, Deed of Trust, Loan Agreement, the Security Agreement, and any other Loan Documents, existing as of the date of this Agreement, and further does hereby waive any and all claims

LOAN MODIFICATION AGREEMENT
04/26/05
and causes of action of any kind or character, arising under, based upon, or associated with, directly or indirectly, the Loan Documents or the acts, actions, or omissions of the Released Parties in connection therewith, existing as of the date hereof, whether known or unknown, asserted or unasserted, equitable or at law, arising under or pursuant to common or statutory law, rules, or regulations.

     9. Borrower hereby ratifies, reaffirms and confirms any and all covenants, agreements, or promises heretofore made by Borrower to Lender in connection with the Loan, Notes, Deeds of Trust, or other Loan Documents, and all renewals and modifications thereof.

     10. If any provision of this Agreement or application to any party or circumstance shall be determined by any court of competent jurisdiction to be invalid and unenforceable to any extent, the remainder of this Agreement or the application of such provision to such person or circumstances, other than those as to which it is so determined invalid or unenforceable, shall not be affected thereby, and each provision hereof shall be valid and shall be enforced to the fullest extent permitted by law.

     11. THE NOTES, THE LOAN AGREEMENT, DEED OF TRUST, THE SECURITY AGREEMENT, AND OTHER WRITTEN LOAN DOCUMENTS, AS MODIFIED BY THIS AGREEMENT, REPRESENT THE FINAL AGREEMENT BETWEEN BORROWER AND LENDER, AND MAY NOT BE CONTRADICTED BY EVIDENCE OF PRIOR, CONTEMPORANEOUS, OR SUBSEQUENT ORAL AGREEMENTS OF THE PARTIES.

     12. Borrower does hereby covenant, represent, and warrant to the Lender that: (a) it has the full power to make the agreements contained in this Agreement, without joinder or consent of any other party; and (b) the execution, delivery and performance of this Agreement will not contravene or constitute an event which itself or which with the passage of time or giving of notice or both would constitute a default under any agreement to which Borrower is a party or by which Borrower is bound.

     13. This Agreement shall be binding upon and shall inure to the benefit of the above parties, their heirs, administrators, personal representatives, successors and assigns.

     14. Borrower, upon request from Lender, agrees to execute such other and further documents as may be reasonably necessary or appropriate to consummate the transactions contemplated herein or to perfect the liens and security interests intended to secure the payment of the loans evidenced by the Notes.

     15. Contemporaneously with the execution and delivery hereof, Borrower shall pay, or cause to be paid, all costs and expenses incident to the preparation hereof and the consummation of the transactions specified herein, including without limitation, mortgagee title policy endorsement fees, fees and expenses of legal counsel to Lender, and recording fees.

     16. This Agreement and the rights and duties of the parties hereunder shall be governed for all purposes by the law of the State of Texas and the law of the United States applicable to transactions within said State.

LOAN MODIFICATION AGREEMENT
04/26/05

     17. The parties hereby take notice of and agree to the following:

          A. PURSUANT TO SUBSECTION 26.02(b) OF THE TEXAS BUSINESS AND COMMERCE CODE, A LOAN AGREEMENT IN WHICH THE AMOUNT INVOLVED THEREIN EXCEEDS $50,000 IN VALUE IS NOT ENFORCEABLE UNLESS THE AGREEMENT IS IN WRITING AND SIGNED BY THE PARTY TO BE BOUND OR BY THAT PARTY'S AUTHORIZED REPRESENTATIVE.

          B. PURSUANT TO SUBSECTION 26.02(c) OF THE TEXAS BUSINESS AND COMMERCE CODE, THE RIGHTS AND OBLIGATIONS OF THE PARTIES TO THE LOAN DOCUMENTS SHALL BE DETERMINED SOLELY FROM THE LOAN DOCUMENTS, AND ANY PRIOR ORAL AGREEMENTS BETWEEN THE PARTIES ARE SUPERSEDED BY AND MERGED INTO THE LOAN DOCUMENTS.

          C. THE NOTES, THE LOAN AGREEMENT, THE DEED OF TRUST, THE OTHER LOAN DOCUMENTS AND THIS AGREEMENT REPRESENT THE FINAL AGREEMENT BETWEEN THE PARTIES THERETO AND MAY NOT BE CONTRADICTED BY EVIDENCE OF PRIOR, CONTEMPORANEOUS OR SUBSEQUENT ORAL AGREEMENTS OF THE PARTIES THERETO. THERE ARE NO UNWRITTEN ORAL AGREEMENTS BETWEEN THE PARTIES.

     18. This Agreement and any amendment may be executed in any number of counterparts with the same effect as if all parties had signed the same document.

LOAN MODIFICATION AGREEMENT
04/26/05

     IN WITNESS WHEREOF, the parties hereto have executed the agreement as of the day and year first above written.

                                       BORROWER:

                                       AMERICANA FOODS LIMITED PARTNERSHIP,
                                       a Texas limited partnership


                                       By: CB Americana LLC,
                                           a Delaware limited liability company,
                                           Its General Partner


                                       By: Integrated Brands, Inc.,
                                           a New Jersey Corporation
                                           its managing Member


                                       By: Gary P. Stevens
                                           -------------------------------------
                                       Name: GARY P. STEVENS
                                       Title: PRESIDENT

                                       Address:

                                       4175 Veterans Memorial Highway
                                       Ronkonkoma, NY 11779

                                       LENDER:

                                       REGIONS BANK


                                       By:
                                           -------------------------------------
                                       Name:
                                             -----------------------------------
                                       Title:
                                              ----------------------------------

                                       Address:

                                       -----------------------------------------

                                       -----------------------------------------

LOAN MODIFICATION AGREEMENT
04/14/05

STATE OF New York Section
                  Section
COUNTY OF Suffolk Section

     This instrument was acknowledged before me on the 21 day of April, 2005 by Gary Stevens, the President of Integrated Brands, Inc., the managing Member of CB Americana LLC, a Delaware limited liability company, in its capacity as the general partner of American Foods Limited Partnership, a Texas limited partnership, on behalf of said limited partnership.


        GABRIEL E. MERLE                       Gabriel E. Merle
NOTARY PUBLIC, State of New York               ---------------------------------
 No. 30-4745569 - Nassau County                Notary Public, State of New York
Commission Expires July 31, 2006

[SEAL]

STATE OF TEXAS   Section
                 Section
COUNTY OF DALLAS Section

     This instrument was acknowledged before me on the ______ day of April, 2005, by _____________________________, ____________________________ of Regions
Bank, on behalf of said bank.


                                       -----------------------------------------
                                       Notary Public, State of Texas

[SEAL]

AFTER RECORDING RETURN TO:
Regions Bank
1111 W. Mockingbird Lane
Suite 1200
Dallas, Texas 75247
Attn: Riley Couch

LOAN MODIFICATION AGREEMENT
04/14/05

                                    EXHIBIT A

                                Land Description

BEING a 17,600 acre tract of land known as Lot 2B, Block B/8023, Red Bird Industrial Park West, Revised Tenth Section an addition to the City of Dallas, Dallas County, Texas according to the plat recorded in Volume 95059, Page 1413, Deed Records, Dallas County, Texas, (D.R.D.C.T) and being that certain tract described in deed to Americana Foods Limited Partnership recorded in Volume 2000-086, Page 06317 Deed Records, Dallas County, Texas and being more particularly described by meter and bounds as follows;

BEGINNING at a 1/2 inch iron rod with a yellow cap marked HALFF ASSOC INC found in the West right of way line of Dan Morton Drive (64 feet wide) for the northeast corner of Lot 1, Block B/8023, Red Bird Industrial Park West, Eighth Section recorded in Volume 80189, Page 0003, Deed Record, Dallas County, Texas;

THENCE North 89 degrees 32 minutes 10 seconds West, passing at a distance of
476.45 feet to a 1/2 inch iron rod with a yellow cap marked HALFF ASSOC INC found and continuing a total distance of 984.93 feet to a 1/2 inch iron rod with a yellow cap marked HALFF ASSOC INC found for the northwest corner of said Lot 1, Block B/8023 and being in the East line of Block A/8023, Red Bird Industrial Park West, Third Section recorded in Volume 78042, Page 1087, Deed Records, Dallas County, Texas;

THENCE North 00 degrees 27 minutes 50 seconds East, along said East line of Block A/8023 a distance of 752.64 feet to a 5/8 inch iron rod found for the northeast corner of said Block A/8023 and being in the South right of way line of Kiest Boulevard (120 feet wide);

THENCE South 89 degrees 48 minutes 50 seconds East, along said South right of way line of Kiest Boulevard passing at a distance of 508.48 feet a 5/8 inch iron rod found and continuing a total distance of 1073.27 feet to a 5/8 inch iron square spike found for the northwest end of a corner clip at the intersection of said South right of the way line of Kiest Boulevard and the West right of way line of Dan Morton Drive;

THENCE South 44 degrees 49 minutes 00 seconds East, along said corner clip a distance of 14.14 feet to a 1/2 inch iron rod with a yellow cap marked HALFF ASSOC INC found for corner and being the beginning of the curve to the right having a radius of 558.00 feet and a chord which bears South 12 degrees 18 minutes 34 seconds West 234.32 feet;

THENCE southerly along said West right of way line and through a central angle of 24 degrees 14 minutes 25 seconds and said curve to the right, an arc distance of 236.07 feet to a 1/2 inch iron rod with a yellow cap marked HALFF ASSOC INC found for corner and the beginning of a reverse curve to the left with a radius of 622.00 feet;

THENCE southerly along said West right of way line through a central angle of 24 degrees 41 minutes 35 seconds an arc distance of 268.07 feet to a 1/2 inch iron rod found for corner;

THENCE South 00 degrees 15 minutes 50 seconds East, along said West right of way line a distance of 257.92 to the point of beginning and containing 766,634 square feet or 17,600 acres of land;

The basis of bearing for this description is the plat of record, Lot 2B, Block B/8023, Red Bird Industrial Park West, Revised Tenth Section as addition to the City of Dallas, Dallas County, Texas according to the plat recorded in Volume 95059, Page 1413, Deed Records, Dallas County, Texas;

EXHIBIT A, Land Description - Solo Page

                 RESTATED AND AMENDED REVOLVING PROMISSORY NOTE

$9,000,000.00                                                     March 19, 2005

     FOR VALUE RECEIVED, AMERICANA FOODS LIMITED PARTNERSHIP, a Texas limited partnership (whether one or more, "Borrower"), having an address at 3333 Dan Morton Drive, Dallas, Texas 75236, hereby promises to pay to the order of REGIONS BANK, an Alabama banking corporation (together with its successors and assigns and any subsequent holders of this Promissory Note, the "Lender"), as hereinafter provided, the principal sum of NINE MILLION AND NO/100 DOLLARS ($9,000,000.00) or so much thereof as may be advanced by Lender from time to time hereunder to or for the benefit or account of Borrower, together with interest thereon at the Note Rate (as hereinafter defined), and otherwise in strict accordance with the terms and provisions hereof.

                                    ARTICLE I

                                   DEFINITIONS

     Section 1.1 Definitions. As used in this Promissory Note, the following terms shall have the following meanings:

     Base Rate: For any day, a rate of interest equal to the Prime Rate.

     Borrower: As identified in the introductory paragraph of this Note.

     Business Day: A weekday, Monday through Friday, except a legal holiday or a day on which banking institutions in Dallas, Texas are authorized or required by law to be closed. Unless otherwise provided, the term "days" when used herein shall mean calendar days.

     Change: (i) any change after the date of this Note in the risk-based capital guidelines applicable to Lender or (ii) any adoption of or change in any other law, governmental or quasi-governmental rule, regulation, policy, guideline, interpretation, or directive (whether or not having the force of law) after the date of this Note that affects capital adequacy or the amount of capital required or expected to be maintained by Lender or any entity controlling Lender.

     Charges: All fees, charges and/or any other things of value, if any, contracted for, charged, taken, received or reserved by Lender in connection with the transactions relating to this Note and the other Loan Documents, which are treated as interest under applicable law.

     Debtor Relief Laws: Title 11 of the United States Code, as now or hereafter in effect, or any other applicable law, domestic or foreign, as now or hereafter in effect, relating to bankruptcy, insolvency, liquidation, receivership, reorganization, arrangement or composition, extension or adjustment of debts, or similar laws affecting the rights of creditors.

     Default Interest Rate: shall have the meaning assigned to such term in the Loan Agreement.

     Event of Default: shall have the meaning assigned to such term in the Loan Agreement.

     Lender: As identified in the introductory paragraph of this Note.

     Loan Agreement: The Loan Agreement dated November 19, 2002 by and between Borrower and Lender governing the loan evidenced by the Note and secured, inter alia, by the liens created by the Loan Documents as modified by the Renewal, Extension and Modification Agreement date as of the date hereof.

     Loan Documents: shall have the meaning assigned to such term in the Loan Agreement.


REVOLVING PROMISSORY NOTE - Page 1

     Maturity Date: November 30, 2005.

     Maximum Lawful Rate: The maximum lawful rate of interest which may be contracted for, charged, taken, received or reserved by Lender in accordance with the applicable laws of the State of Texas (or applicable United States federal law to the extent that it permits Lender to contract for, charge, take, receive or reserve a greater amount of interest than under Texas law), taking into account all Charges made in connection with the transaction evidenced by the Note and the other Loan Documents. To the extent that Lender is relying on Chapter 303 of the Texas Finance Code to determine the Maximum Lawful Rate payable on the Note and/or the Related Indebtedness, Lender will utilize the weekly ceiling from time to time in effect as provided in such Chapter 303, as amended. To the extent United States federal law permits Lender to contract for, charge, take, receive or reserve a greater amount of interest than under Texas law, Lender will rely on United States federal law instead of such Chapter 303 for the purpose of determining the Maximum Lawful Rate. Additionally, to the extent permitted by applicable law now or hereafter in effect, Lender may, at its option and from time to time, utilize any other method of establishing the Maximum Lawful Rate under such Chapter 303 or under other applicable law by giving notice, if required, to Borrower as provided by applicable law now or hereafter in effect.

     Note Rate: The rate equal to the lesser of (a) the Maximum Lawful Rate or
(b) the Base Rate plus one-half of one percent (.5%).

     Payment Date: The nineteenth day of each and every calendar month during the term of this Note.

     "Prime Rate": The rate of interest per annum quoted in the "Money Rates" section of The Wall Street Journal from time to time and designated as the "Prime Rate". If such prime rate, as so quoted, is split between two or more different interest rates, then the Prime Rate shall be the highest of such interest rates. If such prime rate shall cease to be published or is published infrequently or sporadically, then the Prime Rate shall be (i) the rate of interest per annum established from time to time by Lender and designated as its base or prime rate, which may not necessarily be the lowest interest rate charged by Lender and is set by Lender in its sole discretion, or (ii) if Lender does not publish or announce a base or prime rate, or does so infrequently or sporadically, then the Prime Rate shall be determined by reference to another base rate, prime rate or similar lending rate index, generally accepted on a national basis, as selected by Lender in its sole and absolute discretion.

     Revolving Note: This promissory note. All references herein to the "Note" shall refer to the Revolving Note unless otherwise indicated.

     Any capitalized term used in the Note and not otherwise defined herein shall have the meaning ascribed to such term in the Loan Agreement. All terms used herein, whether or not defined in Section 1.1 hereof, and whether used in singular or plural form, shall be deemed to refer to the object of such term whether such is singular or plural in nature, as the context may suggest or require.

                                   ARTICLE II

                                  PAYMENT TERMS

     Section 2.1 Payment of Principal and Interest. All accrued but unpaid interest on the principal balance of this Note outstanding from time to time shall be payable on each Payment Date. The then outstanding principal balance of this Note and all accrued but unpaid interest thereon shall be due and payable on the Maturity Date. Borrower may from time to time during the term of this Note borrow, partially or wholly repay its outstanding borrowings, and reborrow, subject to all of the limitations, terms and conditions of this Note and of the Loan Documents; provided however, that the total outstanding borrowings under this Note shall not at any time exceed the principal amount stated above. The unpaid principal balance of this Note at any time shall be the total amounts advanced hereunder by Lender less the amount of principal payments made hereon by or for Borrower, which balance may be endorsed hereon from time to time by Lender or otherwise noted in Lender's records, which notations shall be, absent manifest error, conclusive evidence of the amounts owing hereunder from time to time.


REVOLVING PROMISSORY NOTE - Page 2

     Section 2.2 Application. Except as expressly provided herein to the contrary, all payments on this Note shall be applied in accordance with the provisions of the Loan Agreement or Security Agreement.

     Section 2.3 Payments. All payments under this Note made to Lender shall be made in immediately available funds at 1111 West Mockingbird, Dallas, Texas 75247 (or at such other place as Lender, in Lender's sole discretion, may have established by delivery of written notice thereof to Borrower from time to time), without offset, in lawful money of the United States of America, which shall at the time of payment be legal tender in payment of all debts and dues, public and private. Payments by check or draft shall not constitute payment in immediately available funds until the required amount is actually received by Lender in full. Payments in immediately available funds received by Lender in the place designated for payment on a Business Day prior to 11:00 a.m. Central Standard Time or Central Daylight Time, as applicable, at said place of payment shall be credited prior to the close of business on the Business Day received, while payments received by Lender on a day other than a Business Day or after 11:00 a.m. Central Standard Time or Central Daylight Time, as applicable, on a Business Day shall not be credited until the next succeeding Business Day. If any payment of principal or interest on this Note shall become due and payable on a day other than a Business Day, such payment shall be made on the next succeeding Business Day. Any such extension of time for payment shall be included in computing interest which has accrued and shall be payable in connection with such payment.

     Section 2.4 Computation Period. Interest on the indebtedness evidenced by this Note shall be computed on the basis of a three hundred sixty (360) day year and shall accrue on the actual number of days elapsed for any whole or partial month in which interest is being calculated. In computing the number of days during which interest accrues, the day on which funds are initially advanced shall be included regardless of the time of day such advance is made, and the day on which funds are repaid shall be included unless repayment is credited prior to the close of business on the Business Day received as provided in
Section 2.3 hereof.

     Section 2.5 Prepayment. Borrower shall have the right to prepay, at any time and from time to time, without reducing the Commitment, upon ten (10) days prior written notice to Lender, without fee, premium or penalty (except as may otherwise be provided in this Section 2.5), all or any Portion of the outstanding principal balance hereof, provided, however, that such prepayment shall also include any and all accrued but unpaid interest on the amount of principal being so prepaid through and including the date of prepayment, plus any other sums which have become due to Lender under the other Loan Documents on or before the date of prepayment, but which have not been fully paid.

     Section 2.6 Unconditional Payment. Borrower is and shall be obligated to pay all principal, interest and any and all other amounts which become payable under this Note or under any of the other Loan Documents absolutely and unconditionally and without any abatement, postponement, diminution or deduction whatsoever and without any reduction for counterclaim or setoff whatsoever. If at any time any payment received by Lender hereunder shall be deemed by a court of competent jurisdiction to have been a voidable preference or fraudulent conveyance under any Debtor Relief Law, then the obligation to make such payment shall survive any cancellation or satisfaction of this Note or return thereof to Borrower and shall not be discharged or satisfied with any prior payment thereof or cancellation of this Note, but shall remain a valid and binding obligation enforceable in accordance with the terms and provisions hereof, and such payment shall be immediately due and payable upon demand.

     Section 2.7 Partial or Incomplete Payments. Remittances in payment of any part of this Note other than in the required amount in immediately available funds at the place where this Note is payable shall not, regardless of any receipt or credit issued therefor, constitute payment until the required amount is actually received by Lender in full in accordance herewith and shall be made and accepted subject to the condition that any check or draft may be handled for collection in accordance with the practice of the collecting bank or banks. Acceptance by Lender of any payment in an amount less than the full amount then due shall be deemed an acceptance on account only, and the failure to pay the entire amount then due shall be and continue to be an Event of Default in the payment of this Note but no interest shall accrue on the amount so paid on and after the date of receipt by Lender.

     Section 2.8 Late Charge; Default Interest Rate. If any payment is not received in full by Lender within ten (10) days following the date when due, then in addition to interest accruing at the Default Interest Rate on such amounts which are overdue from the date due until paid, Borrower shall also pay to Lender a late charge in an


REVOLVING PROMISSORY NOTE - Page 3
amount equal to five percent (5%) of the overdue payment, provided that such late charge shall not become effective until thirty (30) days after such payment was due. For so long as any Event of Default exists under this Note or under any of the other Loan Documents, regardless of whether or not there has been an acceleration of the indebtedness evidenced by this Note, and at all times after the maturity of the indebtedness evidenced by this Note (whether by acceleration or otherwise), and in addition to all other rights and remedies of Lender hereunder, interest shall accrue on the outstanding principal balance hereof at the Default Interest Rate, and such accrued interest shall be immediately due and payable. Borrower acknowledges that it would be extremely difficult or impracticable to determine Lender's actual damages resulting from any late payment or Event of Default, and such late charges and accrued interest are reasonable estimates of those damages and do not constitute a penalty. If Lender determines that the amount of capital required or expected to be maintained by Lender or any entity controlling Lender, is increased as a result of a Change, then, within fifteen (15) days of demand by Lender, Borrower shall pay to Lender the amount necessary to compensate for any shortfall in the rate of return on the portion of such increased capital that Lender determines is attributable to this Note or the principal amount outstanding hereunder (after taking into account Lender's policies as to capital adequacy).

                                   ARTICLE III

                          EVENT OF DEFAULT AND REMEDIES

     Section 3.1 Event of Default. The occurrence or happening, at any time and from time to time, of any one or more of the following shall immediately constitute an "Event of Default" under this Note:

          (a) Borrower shall fail, refuse or neglect to pay and satisfy, in full and in the applicable method and manner required, any required payment of principal or interest or any other portion of the indebtedness evidenced by this Note as and when the same shall become due and payable, whether at the stipulated due date thereof, at a date fixed for payment, or at maturity, by acceleration or otherwise; provided, however, that a failure by Borrower to pay a regularly scheduled monthly payment due pursuant to the Note shall not constitute an "Event of Default" hereunder unless such failure continues for at least ten (10) days after the due date thereof; or

          {b) An Event of Default as defined in any of the Loan Documents.

     Section 3.2 Remedies. Upon the occurrence of an Event of Default, Lender shall have the immediate right, at the sole discretion of Lender and without notice, demand, presentment, notice of nonpayment or nonperformance, protest, notice of protest, notice of intent to accelerate, notice of acceleration, or any other notice or any other action (ALL OF WHICH BORROWER HEREBY EXPRESSLY WAIVES AND RELINQUISHES) (i) to declare the entire unpaid balance of the indebtedness evidenced by this Note (including, without limitation, the outstanding principal balance hereof, including all sums advanced or accrued hereunder or under any other Loan Document, and all accrued but unpaid interest thereon) at once immediately due and payable (and upon such declaration, the same shall be at once immediately due and payable) and may be collected forthwith, whether or not there has been a prior demand for payment and regardless of the stipulated date of maturity, (ii) to foreclose any liens and security interests securing payment hereof or thereof (including, without limitation, any liens and security interests), and (iii) to exercise any of Lender's other rights, powers, recourses and remedies under this Note, under any other Loan Document, or at law or in equity, and the same (w) shall be cumulative and concurrent, (x) may be pursued separately, singly, successively, or concurrently against Borrower or others obligated for the repayment of this Note or any part hereof, at the sole discretion of Lender, (y) may be exercised as often as occasion therefor shall arise, it being agreed by Borrower that the exercise, discontinuance of the exercise of or failure to exercise any of the same shall in no event be construed as a waiver or release thereof or of any other right, remedy, or recourse, and (z) are intended to be, and shall be, nonexclusive. All rights and remedies of Lender hereunder and under the other Loan Documents shall extend to any period after the initiation of foreclosure proceedings, judicial or otherwise. Without limiting the provisions of Section
4.17 hereof, if this Note, or any part hereof, is collected by or through an attorney-at-law, Borrower agrees to pay all costs and expenses of collection, including, but not limited to, Lender's attorneys' fees, whether or not any legal action shall be instituted to enforce this Note. This Note is also subject to acceleration as provided in the Loan Agreement.


REVOLVING PROMISSORY NOTE - Page 4

                                   ARTICLE IV

                               GENERAL PROVISIONS

     Section 4.1 No Waiver; Amendment. No failure to accelerate the indebtedness evidenced by this Note by reason of an Event of Default hereunder, acceptance of a partial or past due payment, or indulgences granted from time to time shall be construed (i) as a novation of this Note or as a reinstatement of the indebtedness evidenced by this Note or as a waiver of such right of acceleration or of the right of Lender thereafter to insist upon strict compliance with the terms of this Note, or (ii) to prevent the exercise of such right of acceleration or any other right granted under this Note, under any of the other Loan Documents or by any applicable laws. Borrower hereby expressly waives and relinquishes the benefit of any statute or rule of law or equity now provided, or which may hereafter be provided, which would produce a result contrary to or in conflict with the foregoing. The failure to exercise any remedy available to Lender shall not be deemed to be a waiver of any rights or remedies of Lender under this Note or under any of the other Loan Documents, or at law or in equity. No extension of the time for the payment of this Note or any installment due hereunder, made by agreement with any person now or hereafter liable for the payment of this Note, shall operate to release, discharge, modify, change or affect the original liability of Borrower under this Note, either in whole or in part, unless Lender specifically, unequivocally and expressly agrees otherwise in writing. This Note may not be changed orally, but only by an agreement in writing signed by the party against whom enforcement of any waiver, change, or modification is sought.

     Section 42. WAIVERS. EXCEPT AS SPECIFICALLY PROVIDED IN THE LOAN DOCUMENTS TO THE CONTRARY, BORROWER AND ANY ENDORSERS OR GUARANTORS HEREOF SEVERALLY WAIVE AND RELINQUISH PRESENTMENT FOR PAYMENT, DEMAND, NOTICE OF NONPAYMENT OR NONPERFORMANCE, PROTEST, NOTICE OF PROTEST, NOTICE OF INTENT TO ACCELERATE, NOTICE OF ACCELERATION OR ANY OTHER NOTICES OR ANY OTHER ACTION. BORROWER WAIVES AND RELINQUISHES, TO THE FULLEST EXTENT PERMITTED BY LAW, ALL RIGHTS TO THE BENEFITS OF ANY MORATORIUM, REINSTATEMENT, MARSHALING, FORBEARANCE, VALUATION, STAY, EXTENSION, REDEMPTION, APPRAISEMENT, EXEMPTION AND HOMESTEAD NOW OR HEREAFTER PROVIDED BY THE CONSTITUTION AND LAWS OF THE UNITED STATES OF AMERICA AND OF EACH STATE THEREOF, BOTH AS TO ITSELF AND IN AND TO ALL OF ITS PROPERTY, REAL AND PERSONAL, AGAINST THE ENFORCEMENT AND COLLECTION OF THE OBLIGATIONS EVIDENCED BY THIS NOTE OR BY THE OTHER LOAN DOCUMENTS.

     Section 4.3

          (a) Savings Clause. It is expressly stipulated and agreed to be the intent of Borrower and Lender at all times to comply strictly with the applicable Texas law governing the maximum rate or amount of interest payable on the indebtedness evidenced by this Note and the Related Indebtedness (or applicable United States federal law to the extent that it permits Lender to contract for, charge, take, reserve or receive a greater amount of interest than under Texas law). If the applicable law is ever judicially interpreted so as to render usurious any amount (i) contracted for, charged, taken, reserved or received pursuant to this Note, any of the other Loan Documents or any other communication or writing by or between Borrower and Lender related to the transaction or transactions that are the subject matter of the Loan Documents, (ii) contracted for, charged, taken, reserved or received by reason of Lender's exercise of the option to accelerate the maturity of this Note and/or the Related Indebtedness, or
     (iii) Borrower will have paid or Lender will have received by reason of any voluntary prepayment by Borrower of this Note and/or the Related Indebtedness, then it is Borrower's and Lender's express intent that all amounts charged in excess of the Maximum Lawful Rate shall be automatically canceled, ab initio, and all amounts in excess of the Maximum Lawful Rate theretofore collected by Lender shall be credited on the principal balance of this Note and/or the Related Indebtedness (or, if this Note and all Related Indebtedness have been or would thereby be paid in full, refunded to Borrower), and the provisions of this Note and the other Loan Documents shall immediately be deemed reformed and the amounts thereafter collectible hereunder and thereunder reduced, without the necessity of the execution of any new document, so as to comply with the applicable law, but so as to permit the recovery of the fullest amount otherwise called for hereunder and thereunder; provided, however, if this Note has been paid in full before the end of the stated term of this


REVOLVING PROMISSORY NOTE - Page 5

     Note, then Borrower and Lender agree that Lender shall, with reasonable promptness after Lender discovers or is advised by Borrower that interest was received in an amount in excess of the Maximum Lawful Rate, either refund such excess interest to Borrower and/or credit such excess interest against this Note and/or any Related Indebtedness then owing by Borrower to Lender. Borrower hereby agrees that as a condition precedent to any claim seeking usury penalties against Lender, Borrower will provide written notice to Lender, advising Lender in reasonable detail of the nature and amount of the violation, and Lender shall have sixty (60) days after receipt of such notice in which to correct such usury violation, if any, by either refunding such excess interest to Borrower or crediting such excess interest against this Note and/or the Related Indebtedness then owing by Borrower to Lender. All sums contracted for, charged, taken, reserved or received by Lender for the use, forbearance or detention of any debt evidenced by this Note and/or the Related Indebtedness shall, to the extent permitted by applicable law, be amortized or spread, using the actuarial method, throughout the stated term of this Note and/or the Related Indebtedness (including any and all renewal and extension periods) until payment in full so that the rate or amount of interest on account of this Note and/or the Related Indebtedness does not exceed the Maximum Lawful Rate from time to time in effect and applicable to this Note and/or the Related Indebtedness for so long as debt is outstanding. In no event shall the provisions of Chapter 346 of the Texas Finance Code (which regulates certain revolving credit loan accounts and revolving triparty accounts) apply to this Note and/or any of the Related Indebtedness. Notwithstanding anything to the contrary contained herein or in any of the other Loan Documents, it is not the intention of Lender to accelerate the maturity of any interest that has not accrued at the time of such acceleration or to collect unearned interest at the time of such acceleration.

          (b) Ceiling Election. To the extent that Lender is relying on Chapter 303 of the Texas Finance Code to determine the Maximum Lawful Rate payable on the Note and/or any other portion of the indebtedness, Lender will utilize the weekly ceiling from time to time in effect as provided in such Chapter 303, as amended. To the extent United States federal law permits Lender to contract for, charge, take, receive or reserve a greater amount of interest than under Texas law, Lender will rely on United States federal law instead of such Chapter 303 for the purpose of determining the Maximum Lawful Rate. Additionally, to the extent permitted by applicable law now or hereafter in effect, Lender may, at its option and from time to time, utilize any other method of establishing the Maximum Lawful Rate under such Chapter 303 or under other applicable law by giving notice, if required, to Borrower as provided by applicable law now or hereafter in effect.

     Section 4.4 Use of Funds. Borrower hereby warrants, represents and covenants that (i) the loan evidenced by this Note is made to Borrower solely for the purpose of acquiring or carrying on a business or commercial enterprise,
(ii) all proceeds of this Note shall be used only for business and commercial purposes, and (iii) no funds disbursed hereunder shall be used for personal, family, agricultural or household purposes.

     Section 4.5 Further Assurances and Corrections. From time to time, at the request of Lender, Borrower will (i) promptly correct any defect, error or omission which may be discovered in the contents of this Note or in any other Loan Document or in the execution or acknowledgment thereof; (ii) execute, acknowledge, deliver, record and/or file (or cause to be executed, acknowledged, delivered, recorded and/or filed) such further documents and instruments (including, without limitation, further deeds of trust, security agreements, financing statements, continuation statements and assignments of rents) and perform such further acts and provide such further assurances as may be necessary, desirable, or proper, in Lender's opinion, (A) to carry out more effectively the purposes of this Note and the Loan Documents and the transactions contemplated hereunder and thereunder, (B) to confirm the rights created under this Note and the other Loan Documents, (C) to protect and further the validity, priority and enforceability of this Note and the other Loan Documents and the liens and security interests created thereby, and (D) to subject to the Loan Documents any property of Borrower intended by the terms of any one or more of the Loan Documents to be encumbered by the Loan Documents; and (iii) pay all costs in connection with any of the foregoing.

     Section 4.6 Governing Law; Submission to Jurisdiction. This Note is executed and delivered as an incident to a lending transaction negotiated and consummated in Dallas County, Texas, and shall be governed by and construed in accordance with the laws of the State of Texas. Borrower, for itself and its successors and assigns, hereby irrevocably (i) submits to the nonexclusive jurisdiction of the state and federal courts in Texas, (ii) waives, to


REVOLVING PROMISSORY NOTE - Page 6
the fullest extent permitted by law, any objection that it may now or in the future have to the laying of venue of any litigation arising out of or in connection with this Note or any Loan Document brought in the District Court of Dallas County, Texas, or in the United States District Court for the Northern District of Texas, Dallas Division, (iii) waives any objection it may now or hereafter have as to the venue of any such action or proceeding brought in such court or that such court is an inconvenient forum, and (iv) agrees that any legal proceeding against any party to any of the Loan Documents arising out of or in connection with any of the Loan Documents may be brought in one of the foregoing courts. Borrower hereby agrees that service of process upon Borrower may be made by certified or registered mail, return receipt requested, at its address specified herein. Nothing herein shall affect the right of Lender to serve process in any other manner permitted by law or shall limit the right of Lender to bring any action or proceeding against Borrower or with respect to any of Borrower's property in courts in other jurisdictions. The scope of each of the foregoing waivers is intended to be all encompassing of any and all disputes that may be filed in any court and that relate to the subject matter of this transaction, including, without limitation, contract claims, tort claims, breach of duty claims, and all other common law and statutory claims. Borrower acknowledges that these waivers are a material inducement to Lender's agreement to enter into the agreements and obligations evidenced by the Loan Documents, that Lender has already relied on these waivers and will continue to rely on each of these waivers in related future dealings. The waivers in this Section
4.6 are irrevocable, meaning that they may not be modified either orally or in writing, and these waivers apply to any future renewals, extensions, amendments, modifications, or replacements in respect of any and all of the applicable Loan Documents. In connection with any litigation, this Note may be filed as a written consent to a trial by the court.

     Section 4.7 Counting of Days. If any time period referenced hereunder ends on a day other than a Business Day, such time period shall be deemed to end on the next succeeding Business Day.

     Section 4.8 Relationship of the Parties. Notwithstanding any prior business or personal relationship between Borrower and Lender, or any officer, director or employee of Lender, that may exist or have existed, the relationship between Borrower and Lender is solely that of debtor and creditor, Lender has no fiduciary or other special relationship with Borrower, Borrower and Lender are not partners or joint venturers, and no term or condition of any of the Loan Documents shall be construed so as to deem the relationship between Borrower and Lender to be other than that of debtor and creditor.

     Section 4.9 Successors and Assigns. The terms and provisions hereof shall be binding upon and inure to the benefit of Borrower and Lender and their respective heirs, executors, legal representatives, successors, successors-in-title and assigns, whether by voluntary action of the parties, by operation of law or otherwise, and all other persons claiming by, through or under them. The terms "Borrower" and "Lender" as used hereunder shall be deemed to include their respective heirs, executors, legal representatives, successors, successors-in-title and assigns, whether by voluntary action of the parties, by operation of law or otherwise, and all other persons claiming by, through or under them.

     Section 4.10 Joint and Several Liability. If Borrower consists of more than one person or entity, each shall be jointly and severally liable to perform the obligations of Borrower under this Note.

     Section 4.11 Time is of the Essence. Time is of the essence with respect to all provisions of this Note and the other Loan Documents.

     Section 4.12 Headings. The Article, Section, and Subsection entitlements hereof are inserted for convenience of reference only and shall in no way alter, modify, define, limit, amplify or be used in construing the text, scope or intent of such Articles, Sections, or Subsections or any provisions hereof.

     Section 4.13 Controlling Agreement. In the event of any conflict between the provisions of this Note and the Loan Agreement, it is the intent of the parties hereto that the provisions of the Loan Agreement shall control. In the event of any conflict between the provisions of this Note and any of the other Loan Documents (other than the Loan Agreement), it is the intent of the parties hereto that the provisions of this Note shall control. The parties hereto acknowledge that they were represented by competent counsel in connection with the negotiation, drafting and execution of this Note and the other Loan Documents and that this Note and the other Loan Documents shall not be subject to the principle of construing their meaning against the party which drafted same.


REVOLVING PROMISSORY NOTE - Page 7

     Section 4.14 Notices. All notices or other communications required or permitted to be given pursuant to this Note shall be as set forth in the Loan Agreement.

     Section 4.15 Severability. If any provision of this Note or the application thereof to any person or circumstance shall, for any reason and to any extent, be invalid or unenforceable, then neither the remainder of this Note nor the application of such provision to other persons or circumstances nor the other instruments referred to herein shall be affected thereby, but rather shall be enforced to the greatest extent permitted by applicable law.

     Section 4.16 Right of Setoff. In addition to all liens upon and rights of setoff against the money, securities, or other property of Borrower given to Lender that may exist under applicable law, Lender shall have and Borrower hereby grants to Lender a lien upon and a right of setoff against all money, securities, and other property of Borrower, now or hereafter in possession of or on deposit with Lender, whether held in a general or special account or deposit, for safe-keeping or otherwise, and every such lien and right of setoff may be exercised without demand upon or notice to Borrower. No lien or right of setoff shall be deemed to have been waived by any act or conduct on the part of Lender, or by any neglect to exercise such right of setoff or to enforce such lien, or by any delay in so doing, and every right of setoff and lien shall continue in full force and effect until such right of setoff or lien is specifically waived or released by an instrument in writing executed by Lender.

     Section 4.17 Costs of Collection. If any holder of this Note retains an attorney-at-law in connection with any Event of Default or at maturity or to collect, enforce, or defend this Note or any part hereof, or any other Loan Document in any lawsuit or in any probate, reorganization, bankruptcy or other proceeding, or if Borrower sues any holder in connection with this Note or any other Loan Document and does not prevail, then Borrower agrees to pay to each such holder, in addition to the principal balance hereof and all interest hereon, all costs and expenses of collection or incurred by such holder or in any such suit or proceeding, including, but not limited to, reasonable attorneys' fees.

     Section 4.18 Gender. All personal pronouns used herein, whether used in the masculine, feminine or neuter gender, shall include all other genders; the singular shall include the plural and vice versa.

     Section 4.19 Statement of Unpaid Balance. At any time and from time to time, Borrower will furnish promptly, upon the request of Lender, a written statement or affidavit, in form satisfactory to Lender, stating the unpaid balance of the indebtedness evidenced by this Note and the Related Indebtedness and that there are no offsets or defenses against full payment of the indebtedness evidenced by this Note and the Related Indebtedness and the terms hereof, or if there are any such offsets or defenses, specifying them.

     Section 4.20 ENTIRE AGREEMENT. THIS NOTE AND THE OTHER LOAN DOCUMENTS CONTAIN THE FINAL, ENTIRE AGREEMENT BETWEEN THE PARTIES HERETO RELATING TO THE SUBJECT MATTER HEREOF AND THEREOF AND ALL PRIOR AGREEMENTS, WHETHER WRITTEN OR ORAL, RELATIVE HERETO AND THERETO WHICH ARE NOT CONTAINED HEREIN OR THEREIN ARE SUPERSEDED AND TERMINATED HEREBY, AND THIS NOTE AND THE OTHER LOAN DOCUMENTS MAY NOT BE CONTRADICTED OR VARIED BY EVIDENCE OF PRIOR, CONTEMPORANEOUS OR SUBSEQUENT ORAL AGREEMENTS OR DISCUSSIONS OF THE PARTIES HERETO. THERE ARE NO UNWRITTEN ORAL AGREEMENTS AMONG THE PARTIES HERETO.

     Section 4.21 Amended and Restated Note. This Note is given in assumption, amendment, renewal and restatement of the terms and provisions governing the repayment of the indebtedness evidenced by that certain Restated and Amended Revolving Promissory Note dated June 16, 2004 in the original principal amount of $7,000,00.00 ( the "First Amended Note"), which renewed, extended and modified that certain Revolving Promissory Note dated November 19, 2002 in the original principal amount of $5,000,000.00 ("Original Note"), executed by Borrower, payable to the order of Lender. In accordance with such amendment, renewal and restatement, Borrower acknowledges and agrees that the indebtedness evidenced by the Original Note and First Amended Note shall be renewed by and continued in full force and effect in accordance with the terms and conditions of this Note (and shall not be extinguished) and this Note and the indebtedness evidenced thereby shall be secured by the liens security interest of the Loan Documents as heretofore, concurrently herewith or hereafter amended. The Original Note and First Amended Note are being retained by Lender with a notation placed on their face thereof indicating that the obligations evidenced by such notes have been amended, renewed and restated by


REVOLVING PROMISSORY NOTE - Page 8
this Note and do not represent separate and continuing obligations of Borrower having been superseded by terms hereof.

                            [SIGNATURE PAGE FOLLOWS]


REVOLVING PROMISSORY NOTE - Page 9

     IN WITNESS WHEREOF, Borrower, intending to be legally bound hereby, has duly executed this Note as of the day and year first written above.

                                       BORROWER:

                                       AMERICANA FOODS LIMITED PARTNERSHIP,
                                       a Texas limited partnership


                                       By: CB Americana LLC, a Delaware limited
                                           liability company,
                                           its General Partner


                                       By: Integrated Brands, Inc.,
                                           its managing Member


                                           By: Gary P. Stevens
                                               ---------------------------------
                                           Name: GARY P. STEVENS
                                           Title: PRESIDENT

Address of Lender for purposes of notice hereunder:

Regions Bank
1111 West Mockingbird
Dallas, Texas 75247
Attention: Commercial Real Estate Lending

Prepared by:

Fielder F. Nelms, Esq.
Hallett & Perrin, P.C.
2001 Bryan Tower
Suite 3900
Dallas, Texas 75201
Phone: (214)922-4109


REVOLVING PROMISSORY NOTE - Signature Page

                                 PROMISSORY NOTE

$4,553,280.00                                                  April _____, 2005

     FOR VALUE RECEIVED, AMERICANA FOODS LIMITED PARTNERSHIP, a Texas limited partnership ("Borrower," whether one or more), hereby promises to pay to the order of REGIONS BANK (together with any and all of its successors and assigns and/or any other holder of this Note, "Lender"), without offset, in immediately available funds in lawful money of the United States of America, at 1111 W. Mockingbird Lane, Dallas, Texas 75247, the principal sum of FOUR MILLION FIVE HUNDRED FIFTY THREE THOUSAND TWO HUNDRED EIGHTY AND NO/100 DOLLARS ($4,553,280.00), together with interest on the unpaid principal balance of this Note from day to day outstanding as hereinafter provided.

     1. Payment Schedule and Maturity Date. Installments of accrued unpaid interest shall be due and payable monthly on the 5th day of each and every calendar month, beginning June 5, 2005, and continuing regularly and monthly thereafter until the first anniversary of this Note (the "Maturity Date"), at which time the entire principal balance of this Note then unpaid and all accrued interest then unpaid shall be finally due and payable.

     2. Interest Rate. The unpaid principal balance of the Note from day to day outstanding, which is not past due, shall bear interest at a fluctuating rate of interest equal to the lesser of (i) the 30-day London Interbank Offered Rate (as defined below) for the applicable Interest Period (as defined below) (the "Index"), plus two and three-quarters percent (2.75%) per annum, or (ii) the maximum non-usurious rate of interest allowed by applicable law (the "Maximum Rate"). Interest shall be computed for the actual number of days which have elapsed, on the basis of a 30 day month and 360-day year. Any principal of, and any other sum payable hereunder (excluding interest), which is not paid when due shall bear interest, from the date due and payable until paid, payable on demand, at a rate per annum (the "Past Due Rate") equal to the lesser of (i) eighteen percent (18%) or (ii) the maximum rate allowable by law.

     2.1 Definitions Relating to Index. As used in this Note, the following capitalized terms will have the meanings indicated:

     "Applicable Rate" means the Index plus two and three-quarters percent (2.75%) per annum.

     "Business Day" means a day on which the office of the Lender at which payments under this Note are to be made is open for business.

     "Interest Period" means, with respect to the initial Interest Period hereunder, the period commencing on the date of the Note and, with respect to any subsequent Interest Period hereunder, the period commencing on the last day of the immediately preceding Interest Period, and in any case ending on the day numerically corresponding to the date of the Note in the first month thereafter; provided that any Interest Period which begins on a day of a calendar month for which there is no numerically corresponding day in the appropriate subsequent calendar month shall end on the last day of the appropriate subsequent calendar month.

     "LIBOR Business Day" means a day on which the office of the Lender at which payments under this Note are to be made is open for business and on which dealings in U.S. dollar deposits are carried out in the London interbank market.

     "30-day London Interbank Offered Rate" means, with respect to any Interest Period, that rate for deposits in U.S. dollars for a period comparable to the term of such Interest Period which appears on Telerate Page 3750 as of 11:00 a.m., London, England time on the day (the "Pricing Date") that is two LIBOR Business Days preceding the first day of such Interest Period, as such rate is published on the Business Day next following the Pricing Date in the Money Market Section of the Wall Street Journal. If such rate cannot be so determined for any reason, Lender will request the principal London office of at least two banks to provide a quotation of its rate for deposits in U.S. dollars for a period comparable to the applicable Interest Period and the rate for such Interest Period will be the arithmetic mean of such quotations.

     "Prime Lending Rate" means, on any day, the rate of interest per annum then most recently established by Lender as its base rate. Any such rate is a general reference rate of interest, may not be related to any other rate, and may not be the lowest or best rate actually charged by Lender to any customer or a favored rate and may not correspond with future increases or decreases in interest rates charged by other lenders or market rates in general, and that Lender may make various business or other loans at rates of interest having no relationship to such rate. The Prime Lending Rate shall apply only in the circumstances in set forth in Section 2.2 hereof. In the event the Prime Lending Rate does apply as set forth in Section 2.2, the per annum rate of interest on this Note shall change immediately and contemporaneously with such change in the Prime Lending Rate.

     2.2 London Interbank Offered Rate Yield Protection.

          (a) Unforeseen London Interbank Market Conditions or Changes in Law. Notwithstanding anything in this Note to the contrary, if Lender shall have determined (which determination shall be final and conclusive and binding upon Lender and Borrower) that: (i) insufficient funds are available in London interbank market to make or continue loans at the 30-day London Interbank Offered Rate; (ii) the making or continuation of loans at the 30-day London Interbank Offered Rate has been made impracticable by the occurrence of a contingency which materially and adversely affects the London interbank market; or (iii) any regulatory change shall make it unlawful for Lender to maintain the Loan at the 30-day London Interbank Offered Rate, Lender shall forthwith give written notice thereof to Borrower. After such notice and until such time as Lender shall determine that said adverse conditions no longer exist, the Prime Lending Rate plus one-half percent (.50%) per annum, as adjusted daily due to changes to the Prime Lending Rate or, at the election of Borrower, the Prime Lending Rate plus one-half percent (.50%) per annum for an Interest Period, shall be applicable to the Loan.

          (b) Funding Losses. Borrower shall indemnify Lender and hold Lender harmless against any additional cost, loss (including loss of profit or yield) or expense incurred by Lender (including, without limitation, any cost, loss or expense incurred by reason of the liquidation or re-employment of deposits or other funds acquired by Lender to fund or maintain the Loan at the 30-day London Interbank Offered Rate) as a result of: (i) the failure of Borrower to pay principal of the Loan on the Maturity Date or any earlier date, upon acceleration or otherwise, on which the entire principal balance of this Note shall be finally due and payable (without regard to any grace period) during any period when the 30-day London Interbank Offered Rate is in effect; or (ii) the prepayment of principal of all or any portion of the Loan on a date other than the last day of the applicable Interest Period during any period when the 30-day London Interbank Offered Rate is in effect. Lender shall deliver to Borrower a certificate as to the amount of, and the basis of determination of, the loss or expense as incurred, and such certificate shall be conclusive in the absence of arithmetical error or misrepresentation by Lender.

          (c) Survival. The obligations of Borrower under this Section 2.2 shall survive the payment in full of principal and interest due under this Note.

     3. Extension Option. Provided that no Default (hereinafter defined) shall have occurred and be continuing, Borrower shall have the one-time right to extend the original Maturity Date of this Note for an additional two years beyond the original Maturity Date, upon satisfaction of the following conditions precedent, all of which must be satisfied or waived in writing by Lender prior to the effectiveness of such extension of the Maturity Date:

     (a) Extension Request. The Borrower shall deliver written notice of such request (the "Extension Request") to Lender not later than 35 days prior to the original Maturity Date. Upon receipt of the Extension Request, Lender shall provide Borrower with a quote for a fixed interest rate option which would apply to the Note during the extended term of the Note, assuming an extended term of two (2) years from the initial Maturity Date, which rate shall be based on Lender's then established rate for loans of the same or similar maturity;

     (b) Designation of Term and Initial Interest Option. Within 24 hours of Lender's quote of the interest rate for a fixed rate, Borrower shall deliver a second written notice (the "Supplemental Notice") to Lender, which Supplemental Notice shall designate Borrower's election of either (i) the fixed rate quoted by Lender, or (ii) the Applicable Rate. From and after the initial Maturity Date hereunder, the Borrower will be required to make installments of principal and accrued unpaid interest due and payable monthly on the 5th day of each and every calendar month, beginning May 5, 2006, and continuing regularly and monthly thereafter until the third anniversary of the original Maturity Date, at which time the entire principal balance of this Note then unpaid and all accrued interest then unpaid shall be finally due and payable. The amount of each installment of principal and interest payable hereunder shall be the amount which will fully amortize the original principal balance, together with interest thereon, in substantially equal payments over a 25 year (300 month) time period using the Applicable Rate (the monthly installments shall be adjusted to give effect to each change in the Applicable Rate). Any additional prepayments of principal which may, from time to time, be made shall, at the Borrower's option, be credited against the principal due upon the extended maturity date and shall not be credited against regularly scheduled amortization payments;

     (c) Promptly following the delivery of the Extension Request and the Supplemental Notice, the Borrower and the Lender shall endeavor reasonably and in good faith to amend this

Note and the other Loan Documents as and to the extent reasonably requested by Lender to reflect the terms of any such extension;

     (d) No Default. On the dates the Extension Request and the Supplemental Notice are submitted and on the Maturity Date (as determined without regard to such extension), there shall exist no Default; and

     (e) Representations and Warranties. The representations and warranties made or deemed made by the Borrower in the Loan Documents are and shall be true and correct in all material respects on the date the Extension Request is made and on the Maturity Date (as determined without regard to such Extension Request), except to the extent that such representations and warranties relate solely to an earlier date (in which case such representations were true and accurate on and as of such earlier date) and except for changes in factual circumstances or transactions, in either event, not prohibited under the Loan Documents.

     The delivery of the Extension Request shall constitute a representation and warranty by the Borrower that all of the foregoing conditions have been satisfied on the date of such Extension Request. The Borrower shall not have the right to make the Extension Request at any time after the Maturity Date.

     4. Security; Loan Documents. The security for this Note includes a Deed of Trust, Assignment of Rents and Leases and Security Agreement (which, as it may have been or may be amended, restated, modified or supplemented from time to time, is herein called the "Deed of Trust") dated of even date herewith from Borrower to Neil West, Trustee, covering certain property in Dallas County, Texas, as described therein (the "Property"). This Note, the Deed of Trust, and all other documents now or hereafter securing, guaranteeing or executed in connection with the loan evidenced by this Note (the "Loan"), are, as the same have been or may be amended, restated, modified or supplemented from time to time, herein sometimes called individually a "Loan Document" and together the "Loan Documents."

     5. Prepayment. Borrower may prepay the principal balance of this Note, in full at any time or in part from time to time, without premium or penalty, except as set forth in Section 2.2(b) above.

     6. Late Charges. If Borrower shall fail to make any interest payment under the terms of this Note within fifteen (15) days after the date such payment is due, Borrower shall pay to Lender on demand a late charge equal to five percent (5%) of such payment. Such fifteen (15) day period shall not be construed as in any way extending the due date of any payment. The "late charge" is imposed for the purpose of defraying the expenses of Lender incident to handling such delinquent payment. This charge shall be in addition to, and not in lieu of, any other remedy Lender may have and is in addition to any fees and charges of any agents or attorneys which Lender may employ upon the occurrence of a Default (hereinafter defined) hereunder, whether authorized herein or by law.

     7. Certain Provisions Regarding Payments. All payments made as scheduled on this Note shall be applied, to the extent thereof, to late charges, to accrued but unpaid interest, unpaid principal, and any other sums due and unpaid to Lender under the Loan Documents, in such manner and order as Lender may elect in its sole discretion. All permitted prepayments on this Note shall be applied, to the extent thereof, to accrued but unpaid interest on the amount prepaid, to principal, and any other sums due and unpaid to Lender under the Loan Documents, in such manner and order as Lender may elect in its sole discretion. Except to the extent that specific provisions are set forth in this Note or another Loan Document with respect to application of payments, all payments received by Lender shall be applied, to the extent thereof, to the indebtedness secured by the Deed of Trust in such manner and order as Lender may elect in its sole discretion, any instructions from Borrower or anyone else to the contrary notwithstanding. Remittances in payment of any part of the indebtedness other than in the required amount in immediately available U.S. funds shall not, regardless of any receipt or credit issued therefor, constitute payment until the required amount is actually received by Lender in immediately available U.S. funds and shall be made without offset, demand, counterclaim, deduction, or recoupment (each of which is hereby waived) and accepted subject to the condition that any check or draft may be handled for collection in accordance with the practice of the collecting bank or banks. Acceptance by the holder hereof of any payment in an amount less than the amount then due on any indebtedness shall be deemed an acceptance on account only, notwithstanding any notation on or accompanying such partial payment to the contrary, and shall not in any way excuse the existence of a Default.

     8. Defaults.

          (a) It shall be a default ("Default") under this Note and each of the other Loan Documents if (i) Borrower fails to pay any principal, interest or other amount of money due under this Note when due, regardless of how such amount may have become due, and Borrower does not cure such failure within 10 days of Lender's written notice to Borrower of such failure (provided, however, that Lender need not give notice of a failure to pay the Note upon the Maturity Date); or (ii) there shall occur any default or event of default under the Deed of Trust or any other Loan Document after giving effect to any notice and cure period provided for in such other Loan Document. Upon the occurrence of a Default, Lender shall have the rights to declare the unpaid principal balance and accrued but unpaid interest on this Note, and all other amounts due hereunder and under the other Loan Documents, at once due and payable (and upon such declaration, the same shall be at once due and payable), to foreclose any liens and security interests securing payment hereof and to exercise any of its other rights, powers and remedies under this Note, under any other Loan Document, or at law or in equity.

          (b) All of the rights, remedies, powers and privileges (together, "Rights") of Lender provided for in this Note and in any other Loan Document are cumulative of each other and of any and all other Rights at law or in equity. The resort to any Right shall not prevent the concurrent or subsequent employment of any other appropriate Right. No single or partial exercise of any Right shall exhaust it, or preclude any other or further exercise thereof, and every Right may be exercised at any time and from time to time. No failure by Lender to exercise, nor delay in exercising any Right, including but not limited to the right to accelerate the maturity of this Note, shall be construed as a waiver of any Default or as a waiver of any Right. Without limiting the generality of the foregoing provisions, the acceptance by Lender from time to time of any payment under this Note which is past due or which is less than the payment in full of all amounts due and payable at the time of such payment, shall not (i) constitute a waiver of or impair or extinguish the right of Lender to accelerate the maturity of this Note or to exercise any other Right at the time or at any subsequent time, or nullify any prior exercise of any such Right, or (ii) constitute a waiver of the requirement of punctual payment and performance or a novation in any respect.

          (c) If any holder of this Note retains an attorney in connection with any Default or at maturity or to collect, enforce or defend this Note or any other Loan Document in any lawsuit or in any probate, reorganization, bankruptcy, arbitration or other proceeding, or if Borrower sues any holder in connection with this Note or any other Loan Document and does not prevail, then Borrower agrees to pay to each such holder, in addition to principal, interest and any other sums owing to Lender hereunder and under the other Loan Documents, all costs and expenses incurred by such holder in trying to collect this Note or in any such suit or proceeding, including, without limitation, attorneys' fees and expenses, investigation costs and all court costs, whether or not suit is filed hereon, whether before or after the Maturity Date, or whether in connection with bankruptcy, insolvency or appeal, or whether collection is made against Borrower or any guarantor or endorser or any other person primarily or secondarily liable hereunder.

     9. Commercial Purpose. Borrower warrants that the Loan is being made solely to acquire or carry on a business or commercial enterprise, and/or Borrower is a business or commercial organization. Borrower further warrants that all of the proceeds of this Note shall be used for commercial purposes and stipulates that the Loan shall be construed for all purposes as a commercial loan, and is made for other than personal, family, household or agricultural purposes.

     10. WAIVER OF JURY TRIAL. BORROWER WAIVES TRIAL BY JURY IN ANY ACTION OR PROCEEDING TO WHICH BORROWER AND LENDER MAY BE PARTIES, ARISING OUT OF, IN CONNECTION WITH OR IN ANY WAY PERTAINING TO, THIS NOTE, THE DEED OF TRUST OR ANY OF THE OTHER LOAN DOCUMENTS. IT IS AGREED AND UNDERSTOOD THAT THIS WAIVER CONSTITUTES A WAIVER OF TRIAL BY JURY OF ALL CLAIMS AGAINST ALL PARTIES TO SUCH ACTION OR PROCEEDINGS, INCLUDING CLAIMS AGAINST PARTIES WHO ARE NOT PARTIES TO THIS NOTE. THIS WAIVER IS KNOWINGLY, WILLINGLY AND VOLUNTARILY MADE BY BORROWER, AND BORROWER HEREBY REPRESENTS THAT NO REPRESENTATIONS OF FACT OR OPINION HAVE BEEN MADE BY ANY INDIVIDUAL TO INDUCE THIS WAIVER OF TRIAL BY JURY OR TO IN ANY WAY MODIFY OR NULLIFY ITS EFFECT. BORROWER FURTHER REPRESENTS AND WARRANTS THAT IT HAS BEEN REPRESENTED IN THE SIGNING OF THIS NOTE AND IN THE MAKING OF THIS WAIVER BY INDEPENDENT LEGAL COUNSEL, OR HAS HAD THE OPPORTUNITY TO BE REPRESENTED BY INDEPENDENT LEGAL COUNSEL SELECTED OF ITS OWN FREE WILL, AND THAT IT HAS HAD THE OPPORTUNITY TO DISCUSS THIS WAIVER WITH COUNSEL.

     11. Successors and Assigns. The terms of this Note and of the other Loan Documents shall bind and inure to the benefit of the successors and assigns of the parties. The foregoing sentence shall not be construed to permit Borrower to assign the Loan except as otherwise permitted under the Loan Documents. As further provided in the Loan Agreement, Lender may, at any time, sell, transfer, or assign this Note, the Deed of Trust and the other Loan Documents, and any or all servicing rights with respect thereto, or grant participations therein or issue mortgage pass-through certificates or other securities evidencing a beneficial interest in a rated or unrated public offering or private placement.

     12. General Provisions. Time is of the essence with respect to Borrower's obligations under this Note. If more than one person or entity executes this Note as Borrower, all of said parties shall be jointly and severally liable for payment of the indebtedness evidenced hereby. Borrower and all sureties, endorsers, guarantors and any other party now or hereafter liable for the payment of this Note in whole or in part, hereby severally (a) waive demand, presentment for payment, notice of dishonor and of nonpayment, protest, notice of protest, notice of intent to accelerate, notice of acceleration and all other notices (except any notices which are specifically required by this Note or any other Loan Document), filing of suit and diligence in collecting this Note or enforcing any of the security herefor; (b) agree to any substitution, subordination, exchange or release of any such security or the release of any party primarily or secondarily liable hereon; (c) agree that Lender shall not be required first to institute suit or exhaust its remedies hereon against Borrower or others liable or to become liable hereon or to perfect or enforce its rights against them or any security herefor; (d) consent to any extensions or postponements of time of payment of this Note for any period or periods of time and to any partial payments, before or after maturity, and to any other indulgences with respect hereto, without notice thereof to any of them; and (e) submit (and waive all rights to object) to non-exclusive personal jurisdiction of any state or federal court sitting in the Northern District of Texas, and venue in the city or county in which payment is to be made as specified in
Section 1 of this Note, for the enforcement of any and all obligations under this Note and the Loan Documents; (f) waive the benefit of all homestead and similar exemptions as to this Note; (g) agree that their liability under this Note shall not be affected or impaired by any determination that any security interest or lien taken by Lender to secure this Note is invalid or unperfected; and (h) hereby subordinate any and all rights against Borrower and any of the security for the payment of this Note, whether by subrogation, agreement or otherwise, until this Note is paid in full. A determination that any provision of this Note is unenforceable or invalid shall not affect the enforceability or validity of any other provision and the determination that the application of any provision of this Note to any person or circumstance is illegal or unenforceable shall not affect the enforceability or validity of such provision as it may apply to other persons or circumstances. This Note may not be amended except in a writing specifically intended for such purpose and executed by the party against whom enforcement of the amendment is sought. Lender is hereby authorized to disseminate any information it now has or hereafter obtains pertaining to the Loan, including, without limitation, any security for this Note and credit or other information on Borrower, any of its principals and any guarantor of this Note, to any actual or prospective assignee or participant with respect to the Loan, to any of Lender's affiliates, including, without limitation, to any regulatory body having jurisdiction over Lender, and to any other parties as necessary or appropriate in Lender's reasonable judgment, as further provided in the Loan Agreement. Captions and headings in this Note are for convenience only and shall be disregarded in construing it. THIS NOTE, AND ITS VALIDITY, ENFORCEMENT AND

INTERPRETATION, SHALL BE GOVERNED BY TEXAS LAW (WITHOUT REGARD TO ANY CONFLICT OF LAWS PRINCIPLES) AND APPLICABLE UNITED STATES FEDERAL LAW.

     13. Notices. Any notice, request, or demand to or upon Borrower or Lender shall be deemed to have been properly given or made when delivered in accordance with Section 6.7 of the Deed of Trust.

     14. No Usury. It is expressly stipulated and agreed to be the intent of Borrower and Lender at all times to comply with applicable state law or applicable United States federal law (to the extent that it permits Lender to contract for, charge, take, reserve, or receive a greater amount of interest than under state law) and that this Section shall control every other covenant and agreement in this Note and the other Loan Documents. If applicable state or federal law should at any time be judicially interpreted so as to render usurious any amount called for under this Note or under any of the other Loan Documents, or contracted for, charged, taken, reserved, or received with respect to the Loan, or if Lender's exercise of the option to accelerate the Maturity Date, or if any prepayment by Borrower results in Borrower having paid any interest in excess of that permitted by applicable law, then it is Lender's express intent that all excess amounts theretofore collected by Lender shall be credited on the principal balance of this Note and all other indebtedness and the provisions of this Note and the other Loan Documents shall immediately be deemed reformed and the amounts thereafter collectible hereunder and thereunder reduced, without the necessity of the execution of any new documents, so as to comply with the applicable law, but so as to permit the recovery of the fullest amount otherwise called for hereunder or thereunder. All sums paid or agreed to be paid to Lender for the use, forbearance, or detention of the Loan shall, to the extent permitted by applicable law, be amortized, prorated, allocated, and spread throughout the full stated term of the Loan until payment in full so that the rate or amount of interest on account of the Loan does not exceed the maximum lawful rate from time to time in effect and applicable to the Loan for so long as the Loan is outstanding.

     THE LOAN DOCUMENTS REPRESENT THE FINAL AGREEMENT BETWEEN THE PARTIES AND MAY NOT BE CONTRADICTED BY EVIDENCE OF PRIOR, CONTEMPORANEOUS OR SUBSEQUENT ORAL AGREEMENTS OF THE PARTIES.

     THERE ARE NO ORAL AGREEMENTS BETWEEN THE PARTIES.

IN WITNESS WHEREOF, Borrower has duly executed this Note as of the date first above written.

                                       BORROWER:

                                       AMERICANA FOODS LIMITED PARTNERSHIP,
                                       a Texas limited partnership

                                       By: CB Americana LLC,
                                           a Delaware limited liability company,
                                           its General Partner

                                       By: Integrated Brands, Inc.,
                                           its managing Member


                                       By: Gary P. Stevens
                                           -------------------------------------
                                       Name: GARY P. STEVENS
                                       Title: PRESIDENT

      DEED OF TRUST, ASSIGNMENT OF RENTS AND LEASES AND SECURITY AGREEMENT

     THIS DEED OF TRUST, ASSIGNMENT OF RENTS AND LEASES AND SECURITY AGREEMENT (this "Deed of Trust") is made this 29 day of April, 2005, by Grantor, in favor of Trustee for the benefit of Lender.

     Section 1.1. Principal Secured. This Deed of Trust secures (a) a promissory note of even date herewith in the original principal amount of FOUR MILLION FIVE HUNDRED FIFTY THREE THOUSAND TWO HUNDRED EIGHTY AND NO/100 DOLLARS ($4,553,280.00), (b) that certain Restated and Amended Revolving Promissory Note (the "Revolving Note") dated on or about March 19, 2005, in the original principal amount of NINE MILLION AND NO/100 DOLLARS ($9,000,000.00), (c) a promissory note (the "Term Note") in the original principal amount of TEN MILLION AND NO/100 DOLLARS ($10,000,000.00), and (d) such additional amounts as Lender may from time to time advance pursuant to the terms and conditions of this Deed of Trust, together with interest thereon.

     Section 1.2. Definitions. In addition to other terms defined herein, each of the following terms shall have the meaning assigned to it:

     "Grantor": AMERICANA FOODS LIMITED PARTNERSHIP, a Texas limited partnership, whose address is 3333 Dan Morton Drive, Dallas, Texas 95236, and its permitted successors and assigns.

     "Lender": Regions Bank, an Alabama banking corporation, and its successors and assigns.

     "Promissory Note": Promissory Note dated of even date herewith made by Grantor and payable to the order of Lender in the principal face amount of $4,553,280.00, bearing interest as therein provided.

     "Trustee": Neil S. West, whose address is 100 East Ferguson Street, Tyler, Texas 75702, or any successor or substitute appointed and designated as herein provided from time to time acting hereunder, any one of whom may act alone.

     Section 1.3. Granting Clause. In consideration of the provisions of this Deed of Trust and the sum of TEN DOLLARS ($10.00) cash in hand paid and other good and valuable consideration the receipt and sufficiency of which are acknowledged by the Grantor, Grantor does hereby GRANT, BARGAIN, SELL, CONVEY, TRANSFER, ASSIGN and SET OVER to Trustee, with GENERAL WARRANTY, the following:
(a) the real property described in Exhibit A attached hereto (the "Land") together with: (i) any and all buildings, structures, improvements, alterations or appurtenances now or hereafter situated or to be situated on the Land (collectively the "Improvements"); and (ii) all right, title and interest of Grantor, now owned or hereafter acquired, in and to (1) all streets, roads, alleys, easements, rights-of-way, licenses, rights of ingress and egress, vehicle parking rights, existing or proposed, used in connection with or pertaining to the Land or the Improvements; (2) any strips or gores between the Land and abutting or adjacent properties; (3) all water and water rights, timber, crops and mineral interests on or pertaining to the Land (the Land, Improvements and other rights, titles and interests referred to in this clause (a) being herein sometimes collectively called the "Premises"); (b) all fixtures, equipment, furniture, furnishings, appliances, inventory, goods, building and construction materials, supplies, and articles of personal property, of every kind and character, tangible and intangible, now owned or hereafter acquired by Grantor, which are now or hereafter attached to or situated in, on or about the Land or the Improvements, for use or installation in or on the Land or the Improvements, and all renewals and replacements of, substitutions for and additions to the foregoing (the properties referred to in this clause (b) being herein sometimes collectively called the "Accessories," all of which are hereby declared to be permanent accessions to the Land); (c) all (i) plans and specifications for the Improvements; (ii) Grantor's rights, but not liability for any breach by Grantor, under all insurance policies, contracts and agreements for the design, construction, or operation of the Improvements and other contracts and general intangibles related to the Premises or the Accessories or the operation thereof;
(iii) Grantor's rights in tenants' security deposits, deposits with respect to utility services to the Premises, and any deposits or reserves hereunder or under any other Loan Documents (hereinafter defined); and (iv) oil, gas and other hydrocarbons and other minerals produced from or allocated to the Land; and (d) all proceeds (cash or non-cash) of or arising from the properties, rights, titles and interests referred to above in this Section 1.3, including but not limited to proceeds of any sale, lease or other disposition thereof, proceeds of each policy of insurance relating thereto (including premium refunds), proceeds of the taking thereof or of any rights appurtenant thereto, by condemnation, eminent domain or transfer in lieu thereof for public or quasi-public use under any law, and proceeds arising out of any damage thereto; TO HAVE AND TO HOLD the foregoing rights, interests and properties, and all rights, estates, powers and privileges appurtenant thereto (herein collectively called the "Property"), unto Trustee, and his or their successors or substitutes in this trust, and to his or their successors and assigns, in trust, in fee simple forever, subject to the terms, provisions and conditions herein set forth, to secure the "Secured Indebtedness" as defined in Section 1.5 of this Deed of Trust.

     Section 1.4. Security Interest. Grantor hereby grants to Holder (as hereinafter defined) a security interest in all of the Property which constitutes personal property or fixtures (herein sometimes collectively called the "Collateral") to secure the Secured Indebtedness as defined in Section 1.5 of this Deed of Trust. In addition to its rights hereunder or otherwise, Holder shall have all of the rights of a secured party under the Texas Business and Commerce Code.

     Section 1.5. Secured Indebtedness, Notes, Loan Documents, Other Obligations. This Deed of Trust is made to secure and enforce the payment and performance of the following promissory notes, obligations, indebtedness, duties and liabilities and all renewals, extensions, supplements, increases, and modifications thereof in whole or in part from time to time (collectively the "Secured Indebtedness"): (a) the Promissory Note, the Revolving Note, the Term Note and all other notes given in substitution therefor or in modification, supplement, increase, renewal or extension thereof, in whole or in part (such note or notes, being hereinafter called the "Notes", and Lender, or the subsequent holder at the time in question of the Notes or any of the Secured Indebtedness, as hereinafter defined, being herein collectively called "Holder"); (b) all indebtedness, covenants, and other obligations owed by Grantor to Holder pursuant to the Notes, this Deed of Trust, or any other document now or hereafter evidencing, governing, guaranteeing, securing or otherwise executed in connection with the loan evidenced by the Notes (the Notes, this Deed of Trust and such other documents, being herein sometimes collectively called the "Loan Documents"); and (c) all other loans and future advances made by

Holder to Grantor and all other debts, obligations and liabilities of Grantor of every kind and character now or hereafter existing in favor of Holder.

     Section 2.1. Grantor represents, warrants, and covenants as follows:

     (a) Payment and Performance. Grantor will make due and punctual payment of the Secured Indebtedness. Grantor will timely and properly perform and comply with all of the covenants, agreements, and conditions imposed upon it by this Deed of Trust and the other Loan Documents. Time shall be of the essence in this Deed of Trust.

     (b) Title and Permitted Encumbrances. Grantor has and Grantor covenants to maintain, lawful, good and indefeasible title to the Property, and has the right to convey the same, free and clear of all liens, charges, claims, security interests, and encumbrances except for (i) the "Permitted Encumbrances" described in Exhibit B hereto, which are Permitted Encumbrances, (ii) the liens and security interests evidenced by this Deed of Trust, and (iii) statutory liens for real estate taxes and assessments on the Property which are not yet delinquent (the matters described in the foregoing clauses (i), (ii) and (iii) being herein called the "Permitted Encumbrances"). Grantor, and Grantor's successors and assigns, will warrant generally and forever defend title to the Property, subject as aforesaid, to Trustee and his successors or substitutes and assigns, against the claims and demands of all persons claiming or to claim the same or any part thereof. Grantor will punctually pay, perform, observe and keep all material covenants, obligations and conditions in or pursuant to any Permitted Encumbrance.

     (c) Taxes and Other Impositions. Grantor will pay, or cause to be paid, all taxes, assessments and other charges or levies imposed upon or against or with respect to the Property prior to the time the same become due and delinquent, and shall deliver promptly to Holder such evidence of the payment thereof as Holder may require; provided that Grantor may in good faith, by appropriate proceedings, contest the validity, applicability, or amount of any asserted tax or assessment, and pending such contest Grantor shall not be deemed in default hereunder if (i) Grantor shall diligently prosecute such contest in a manner not prejudicial to the rights, liens and security interests of Lender; (ii) prior to delinquency of the asserted tax or assessment Grantor establishes with Lender an escrow acceptable to Lender adequate to cover the payment of such tax or assessment with interest, costs and penalties and a reasonable additional sum to cover possible costs, interest and penalties (which escrow shall be returned to Grantor upon payment of all such taxes, assessments, interest, costs and penalties or disbursed in accordance with the resolution of the contest to the claimant) or furnishes Lender with an indemnity bond secured by a deposit in cash or other security acceptable to Lender, or with a surety acceptable to Lender, in the amount of the tax or assessment being contested by Grantor plus a reasonable additional sum to pay all costs, interests and penalties which may be imposed or incurred in connection therewith; (iii) Grantor pays to Lender promptly after demand therefor all costs and expenses incurred by Lender in connection with such contest; and (iv) Grantor promptly causes to be paid any amount adjudged by a court of competent jurisdiction to be due, with all costs, penalties and interest thereon, promptly after such judgment becomes final and unappealable; provided, however, that in any event each such contest shall be concluded and the tax, assessment, penalties, interest and costs shall be paid prior to the date any writ or order is issued under which the Property may be sold.

     (d) Insurance. Grantor shall obtain and maintain at Grantor's sole expense:
(1) mortgagee title insurance issued to Holder covering the Premises as required by Holder without exception for mechanics' liens; (2) all-risk insurance with respect to all insurable Property, against loss or damage by fire, lightning, windstorm, explosion, hail, tornado and such hazards as are presently included in so-called "all-risk" coverage and against such other insurable hazards as Holder may require, in an amount not less than 100% of the full replacement cost, such insurance to be in builder's risk (non-reporting) form during and with respect to any construction on the Premises; (3) if and to the extent any portion of the Premises is in a special flood hazard area, a flood insurance policy in an amount equal to the lesser of the principal face amount of the Promissory Note or the maximum amount available; (4) comprehensive general public liability insurance, on an "occurrence" basis, for the benefit of Grantor and Holder as named insureds; (5) statutory workers' compensation insurance with respect to any work on or about the Premises; and (6) such other insurance on the Property as may from time to time be required by Holder (including but not limited to business interruption insurance, boiler and machinery insurance, earthquake insurance, and war risk insurance) and against other insurable hazards or casualties which at the time are commonly insured against in the case of premises similarly situated, due regard being given to the height, type, construction, location, use and occupancy of buildings and improvements. All insurance policies shall be issued and maintained by insurers, in amounts, with deductibles, and in form satisfactory to Holder, and shall require not less than thirty (30) days' prior written notice to Holder of any cancellation or change of coverage. All insurance policies maintained, or caused to be maintained, by Grantor with respect to the Property, except for public liability insurance, shall provide that each such policy shall be primary without right of contribution from any other insurance that may be carried by Grantor or Holder and that all of the provisions thereof, except the limits of liability, shall operate in the same manner as if there were a separate policy covering each insured. All such policies for loss of or damage to the Property shall contain a standard mortgagee clause (without contribution) naming Holder as mortgagee with loss proceeds payable to Holder. The originals of each initial insurance policy (or if permitted by Holder, a copy of the original policy and a satisfactory certificate of insurance) shall be delivered to Holder at the time of execution of this Deed of Trust, with premiums fully paid, and each renewal or substitute policy (or certificate) shall be delivered to Holder, with premiums fully paid, at least ten (10) days before the termination of the policy it renews or replaces. Grantor shall pay all premiums on policies required hereunder as they become due and payable and promptly deliver to Holder evidence satisfactory to Holder of the timely payment thereof. Holder shall have the right (but not the obligation) to make proof of loss for, settle and adjust any claim under, and receive the proceeds of, all insurance for loss of or damage to the Property. Any such proceeds received by Holder shall, after deduction therefrom of all reasonable expenses actually incurred by Holder, including attorneys' fees, at Holder's option be (1) released to Grantor, or (2) applied (upon compliance with such terms and conditions as may be reasonably and customarily required by Holder) to repair or restoration, either partly or entirely, of the Property so damaged, or (3) applied to the payment of the Secured Indebtedness in such order and manner as Holder, in its sole discretion, may elect, whether or not due, provided however, that Holder shall not be entitled to apply such proceeds to the payment of the Secured Indebtedness and must select either option (1) or (2) above unless Holder determines, reasonably and in good faith, that the Property cannot be repaired or restored on or before the Maturity Date (as defined in the Promissory Note), to the approximate value, condition and character as existed immediately prior to the damage, loss or destruction.

     (e) Condemnation. Grantor shall notify Holder immediately of any threatened or pending proceeding for condemnation affecting the Property or arising out of damage to the Property, and Grantor shall, at Grantor's expense, diligently prosecute any such proceedings. Holder shall have the right (but not the obligation) to participate in any such proceeding and to be represented by counsel of its own choice. Holder shall be entitled to receive all sums which may be awarded or become payable to Grantor for the condemnation of the Property, or any part thereof, for public or quasi-public use, or by virtue of private sale in lieu thereof, and any sums which may be awarded or become payable to Grantor for injury or damage to the Property. Grantor shall, promptly upon request of Holder, execute such additional assignments and other documents as may be necessary from time to time to permit such participation and to enable Holder to collect and receipt for any such sums. All such sums are hereby assigned to Holder, and shall, after deduction therefrom of all reasonable expenses actually incurred by Holder, including attorneys' fees, at Holder's option be (1) released to Grantor, or (2) applied (upon compliance with such terms and conditions as may be required by Holder) to repair or restoration of the Property so affected, or (3) applied to the payment of the Secured Indebtedness in such order and manner as Holder, in its sole discretion, may elect, whether or not due. Holder is hereby authorized, in the name of Grantor, to execute and deliver valid acquittances for, and to appeal from, any such award, judgment or decree.

     (f) Compliance with Legal Requirements. The Property and the use, operation and maintenance thereof and all activities thereon do and shall at all times comply in all material respects with all applicable Legal Requirements (hereinafter defined). No improvement upon or use of any part of the Property constitutes a nonconforming use under any zoning law or similar law or ordinance. Grantor has obtained and shall preserve in force all requisite zoning, utility, building, health, environmental and operating permits from the governmental authorities having jurisdiction over the Property. If Grantor receives a notice or claim from any person that the Property, or any use, activity, operation or maintenance thereof or thereon, is not in compliance with any Legal Requirement, Grantor will promptly furnish a copy of such notice or claim to Holder. Grantor has received no notice and has no knowledge of any such noncompliance. As used in this Deed of Trust: (i) the term "Legal Requirement" means any Law (hereinafter defined), agreement, covenant, restriction, easement or condition (including, without limitation of the foregoing, any condition or requirement imposed by any insurance or surety company), as any of the same now exists or may be changed or amended or come into effect in the future; and (ii) the term "Law" means any federal, state or local law, statute, ordinance, code, rule, regulation, license, permit, authorization, decision, order, injunction or decree, domestic or foreign.

     (g) Maintenance, Repair and Restoration. Grantor will keep the Property in good order, repair, operating condition and appearance, causing all necessary repairs, renewals, replacements, additions and improvements to be promptly made, and will not allow any of the Property to waste or deteriorate. Grantor will not, without the prior written consent of Holder, (i) remove from the Property any fixtures or personal property covered by this Deed of Trust except such as is replaced by Grantor by an article of equal suitability and value, owned by Grantor, free and clear of any lien or security interest (except that created by this Deed of Trust), or (ii) make any structural alteration to the Property or any other alteration thereto which materially impairs the value thereof. If any act or occurrence of any kind or nature (including any condemnation or any casualty for which insurance was not obtained or obtainable) shall result in damage to or loss or destruction of the Property, Grantor shall give prompt notice thereof to Holder and Grantor shall promptly, at Grantor's sole cost and expense but only if and to the extent insurance or condemnation proceeds (if any) shall be available or sufficient for the purpose, secure the Property as necessary and commence and continue diligently to completion to restore, repair, replace and rebuild the Property as nearly as possible to its value, condition and character immediately prior to the damage, loss or destruction.

     (h) No Other Liens. Grantor will not, without the prior written consent of Holder, create, place or permit to be created or placed, any deed of trust, mortgage, voluntary or involuntary lien, whether statutory, constitutional or contractual, security interest, encumbrance or charge, against the Property, or any part thereof, other than the Permitted Encumbrances, and should any of the foregoing become attached hereafter in any manner to any part of the Property without the prior written consent of Holder, Grantor will cause the same to be promptly discharged and released.

     (i) Financial Matters. Grantor is solvent after giving effect to all borrowings contemplated by the Loan Documents and no proceeding under any Debtor Relief Law (hereinafter defined) is pending by or against Grantor. All reports, statements, plans, budgets, applications, agreements and other data and information heretofore furnished or hereafter to be furnished by or on behalf of Grantor to Holder in connection with the loan or loans evidenced by the Loan Documents (including all financial statements) are true, correct and complete in all material respects and do not and will not omit to state any fact or circumstance necessary to make the statements contained therein not misleading. No material adverse change has occurred since the dates of such reports, statements and other data in the financial condition of Grantor. For the purposes of this paragraph, "Grantor" shall also include any person liable directly or indirectly for the Secured Indebtedness.

     (j) Suits and Claims; Loan Documents. There is no suit, action, claim, investigation, inquiry, proceeding or demand pending (or, to Grantor's knowledge, threatened) against Grantor or against any other person liable directly or indirectly for the Secured Indebtedness or which affects the Property, except as has been disclosed in writing to Holder in connection with the loan evidenced by the Promissory Note or as will not have a material adverse effect on the Grantor and/or the Property. Grantor is not a "foreign person" within the meaning of the Internal Revenue Code of 1986, as amended, Sections 1445 and 7701. The loan evidenced by the Promissory Note is solely for business and/or investment purposes, and is not intended for personal, family, household or agricultural purposes. Grantor further warrants that the proceeds of the Promissory Note shall be used for commercial purposes and that the loan evidenced by the Promissory Note shall be construed for all purposes as a commercial loan.

     (k) Certain Environmental Matters. (i) Representations. Grantor hereby represents and warrants to, and covenants with, Lender, (a) To the best of Grantor's knowledge, except as disclosed in the environmental report, if any, delivered by Grantor to Lender or obtained independently by Lender, the Property has not been used for landfill, dumping or other waste disposal activities or operations, for generation, storage, use, sale, treatment, processing, recycling or disposal of any Hazardous Material in material violation of applicable Environmental Requirements, for underground or aboveground storage tanks, or for any other use that could give rise to the release of any Hazardous Material on the Property in material violation of applicable Environmental Requirements; (b) To the best of Grantors' knowledge, except as disclosed in the environmental report, if any, delivered by Grantor to Lender or obtained independently by Lender, there is no Hazardous Material, storage tank (or similar vessel) whether underground or otherwise, sump or well currently on the Property in material violation of applicable Environmental Requirements; and
(c) Grantor has received no notice and has no knowledge of any Environmental Claim or any completed, pending or proposed or threatened investigation or inquiry concerning the presence or release of any Hazardous Material on the Property or concerning whether any condition, use or activity on the Property is in material violation of any Environmental Requirement.

     (ii) Violations. Grantor will not cause, commit, permit or allow any material violation of any Environmental Requirement by Grantor or by any person or entity. Grantor will not place, install, dispose of or release, or cause, permit, or allow the placing, installation, disposal, spilling, leaking, dumping or release of, any Hazardous Material or storage tank on the Property and will keep the Property free of Hazardous Materials, each in material violation of applicable Environmental Requirements.

     (iii) Notice to Lender. Grantor shall promptly deliver to Lender a copy of each report pertaining to the Property or to Grantor prepared by or on behalf of Grantor pursuant to any Environmental Requirement. Grantor shall immediately advise Lender in writing of any Environmental Claim or of the discovery of any Hazardous Material on the Property each in material violation of applicable Environmental Requirements, as soon as Grantor first obtains knowledge thereof, including a full description of the nature and extent of the Environmental Claim and/or Hazardous Material and all relevant circumstances.

     (iv) Remedial Actions. If any Hazardous Material is discovered on the Property in material violation of applicable Environmental Requirements at any time and regardless of the cause, (i) Grantor shall promptly at Grantor's sole risk and expense remove, treat, and dispose of the Hazardous Material in compliance with all applicable Environmental Requirements, and provide Lender with satisfactory evidence thereof. Within fifteen (15) days after completion of such remedial actions, Grantor shall obtain and deliver to Lender an Environmental Assessment of the Property made after such completion and confirming to Lender's reasonable satisfaction that all required remedial action as stated above has been taken and successfully completed and that there is no evidence or suspicion of any contamination or risk of contamination on the Property, or of material violation of any Environmental Requirement, with respect to any such Hazardous Material. Lender may, but shall never be obligated to, remove or cause the removal of any Hazardous Material from the Property if Grantor fails to promptly commence such remedial actions following discovery and thereafter diligently prosecute the same to the satisfaction of Lender; and Lender and its designees are hereby granted access to the Property at any time or times, upon reasonable notice (which may be written or oral), and a license which is coupled with an interest and irrevocable, to remove or cause such removal or to take or cause the taking of any such other action.

     (vi) Definitions: As used herein, "Environmental Claim" means any investigative, enforcement, cleanup, removal, containment, remedial or other private or governmental or regulatory action at any time threatened, instituted or completed pursuant to any applicable Environmental Requirement (hereinafter defined), against Grantor or against or with respect to the Property, relating to damage, contribution, cost recovery, compensation, loss or injury resulting from or in any way arising in connection with any Hazardous Material (hereinafter defined) or any Environmental Requirement. "Environmental Damages" means any and all

Environmental Claims made, incurred, suffered, brought, or imposed at any time and from time to time, and arising in whole or in part from (1) the presence of any Hazardous Material on the Property, or any escape, seepage, leakage, spillage, emission, release, discharge or disposal of any Hazardous Material on or from the Property, or the migration or release or threatened migration or release of any Hazardous Material to, from or through the Property; or (2) any act, omission, event or circumstance existing or occurring in connection with the handling, treatment, containment, removal, storage, decontamination, clean-up, transport or disposal of any Hazardous Material which is at any time present on the Property; or (3) any violation of any Environmental Requirement, regardless of whether any act, omission, event or circumstance giving rise to the violation constituted a violation at the time of the occurrence or inception of such act, omission, event or circumstance; or (4) any Environmental Claim, or the filing or imposition of any environmental lien against the Property, because of, resulting from, in connection with, or arising out of any of the matters referred to in subparagraphs (1) through (3) preceding; and regardless of whether any of the foregoing subparagraphs (1) through (4) was caused by Grantor or a tenant or subtenant, or a prior owner of the Property or its tenant or subtenant, or any third party, including but not limited to (i) injury or damage to any person, property or natural resource occurring on or off of the Property, including but not limited to the cost of demolition and rebuilding of any improvements on real property; (ii) the investigation or remediation of any such Hazardous Material or violation of Environmental Requirement, including but not limited to the preparation of any feasibility studies or reports and the performance of any cleanup, remediation, removal, response, abatement, containment, closure, restoration, monitoring or similar work required by any Environmental Requirement or necessary to have full use and benefit of the Property as contemplated by the Loan Documents; (iii) all liability to pay or indemnify any person or governmental authority for costs expended in connection with any of the foregoing. "Environmental Law" means any federal, state or local law, statute, ordinance, code, rule, regulation, license, authorization, decision, order, injunction, decree, or rule of common law, and any judicial interpretation of any of the foregoing, which pertains to health, safety, any Hazardous Material, or the environment (including but not limited to ground or air or water or noise pollution or contamination, and underground or above ground tanks) and shall include without limitation, the Solid Waste Disposal Act, 42 U.S.C. Section 6901 et seq.; the Comprehensive Environmental Response, Compensation and Liability Act of 1980, 42 U.S.C. Section 9601 et seq. ("CERCLA"), as amended by the Superfund Amendments and Reauthorization Act of 1986 ("SARA"); the Hazardous Materials Transportation Act, 49 U.S.C. Section 1801 et seq.; the Federal Water Pollution Control Act, 33 U.S.C. Section 1251 et seq.; the Clean Air Act, 42 U.S.C. Section 7401 et seq.; the Toxic Substances Control Act, 15 U.S.C. Section 2601 et seq.; the Safe Drinking Water Act, 42 U.S.C. Section 300f et seq.; the Texas Water Code; Texas Solid Waste Act; and any other state or federal environmental statutes, and all rules, regulations, orders and decrees now or hereafter promulgated under any of the foregoing, as any of the foregoing now exist or may be changed or amended or come into effect in the future. "Environmental Requirement" means any Environmental Law, agreement or restriction (including but not limited to any condition or requirement imposed by any insurance or surety company), as the same now exists or may be changed or amended or come into effect in the future, which pertains to health, safety, any Hazardous Material, or the environment, including but not limited to ground or air or water or noise pollution or contamination, and underground or aboveground tanks. "Hazardous Material" means any substance, whether solid, liquid or gaseous: which is listed, defined or regulated as a "hazardous substance", "hazardous waste" or "solid waste", or otherwise classified as hazardous or toxic, in or pursuant to any Environmental Requirement; or which is or contains asbestos, radon, any polychlorinated biphenyl, urea formaldehyde foam insulation, explosive or radioactive material, or motor fuel or other petroleum hydrocarbons; or which causes or poses a threat to cause a contamination or nuisance on the Property or any adjacent property or a hazard to the environment or to the health or safety of persons on the Property. "On" or "on", when used with respect to the Property or any property adjacent to the Property, means "on, in, under, above or about".

     (l) Fees and Expenses. Without limitation of any other provision of this Deed of Trust or of any other Loan Document and to the extent not prohibited by applicable law, Grantor will pay, and will reimburse to Holder and/or Trustee on demand to the extent paid by Holder and/or Trustee: (i) all appraisal fees, filing, registration and recording fees, recordation, transfer and other taxes, brokerage fees and commissions, abstract fees, title search or examination fees, title policy and endorsement premiums and fees, uniform commercial code search fees, judgment and tax lien search fees, escrow fees, reasonable attorneys' fees, construction consultant fees, environmental inspection fees, survey fees, and all other costs and expenses incurred by Grantor or Holder and/or Trustee in connection with the preparation of the Loan Documents, the evaluation, closing and funding of the loan evidenced by the Loan Documents, or any approval, consent, waiver, release or other matter requested or required hereunder or thereunder; and (ii) all costs and expenses, including reasonable attorneys' fees and expenses, incurred or expended in connection with the exercise of any right or remedy, or the defense of any right or remedy or the enforcement of any obligation of Grantor, hereunder or under any other Loan Document.

     (m) Indemnification. Grantor will indemnify and hold harmless Holder and Trustee from and against, and reimburse them on demand for, any and all Indemnified Matters (hereinafter defined). For purposes of this paragraph (m), the terms "Holder" and "Trustee" shall include Trustee and Holder, respectively, and the directors, officers, partners, employees, attorneys, agents and representatives of each of them. WITHOUT LIMITATION, THE FOREGOING INDEMNITIES SHALL APPLY TO EACH INDEMNIFIED PERSON WITH RESPECT TO MATTERS WHICH IN WHOLE OR IN PART ARE CAUSED BY OR ARISE OUT OF, OR ARE CLAIMED TO BE CAUSED BY OR ARISE OUT OF, THE NEGLIGENCE (WHETHER SOLE, COMPARATIVE OR CONTRIBUTORY) OR STRICT LIABILITY OF SUCH (AND/OR ANY OTHER) INDEMNIFIED PERSON. HOWEVER, SUCH INDEMNITIES SHALL NOT APPLY TO A PARTICULAR INDEMNIFIED PERSON TO THE EXTENT THAT THE SUBJECT OF THE INDEMNIFICATION IS CAUSED BY OR ARISES OUT OF THE GROSS NEGLIGENCE OR WILLFUL MISCONDUCT OF THAT INDEMNIFIED PERSON. Any amount to be paid under this paragraph (m) by Grantor to Holder and/or Trustee shall be a demand obligation owing by Grantor (which Grantor hereby promises to pay) to Holder and/or Trustee pursuant to this Deed of Trust. Upon demand by Lender, Grantor shall diligently defend any Indemnified Matter which affects the Property or is made or commenced against Lender, whether alone or together with Grantor or any other person, all at Grantor's own cost and expense and by counsel to be approved by Lender in the exercise of its reasonable judgment. In the alternative, at any time Lender may elect to conduct its own defense through counsel selected by Lender and reasonably acceptable to Grantor, and at the cost and expense of Grantor. As used herein, the term "Indemnified Matters" means any and all claims, demands, liabilities (including strict liability), losses, damages (including consequential damages), causes of action, judgments, penalties, fines, costs and expenses (including without limitation, reasonable fees and expenses of attorneys and other professional consultants and experts, and of the investigation and defense of any claim, whether or not such claim is ultimately defeated, and the settlement of any claim or judgment including all value paid or given in settlement) of every kind, known or unknown, foreseeable or unforeseeable, which may be imposed upon, asserted against or incurred or paid by Holder and/or Trustee at any time and from time to time, whenever imposed, asserted or incurred, because of, resulting from, in connection with, or arising out of any transaction, act, omission, event or circumstance in any way connected with the Property or with this Deed of Trust or any other Loan Document, including but not limited to any bodily injury or death or property damage occurring in or upon or in the vicinity of the Property through any cause whatsoever at any time.

     (n) Records and Financial Reports. Grantor will keep accurate books and records in accordance with sound accounting principles with respect to the Property and the operation thereof, and will permit all such books and records to be inspected and copied, and the Property to be inspected and photographed, by Holder and its representatives during normal business hours.

     Section 2.2. Performance by Holder on Grantor's Behalf. Grantor agrees that, if Grantor fails to perform any act or to take any action which under any Loan Document Grantor is required to perform or take, or to pay any money which under any Loan Document Grantor is required to pay, and whether or not the failure then constitutes a default hereunder or thereunder, Holder, in Grantor's name or its own name, may, but shall not be obligated to, perform or cause to be performed such act or take such action or pay such money, and any expenses so incurred by Holder and any money so paid by Holder shall be a demand obligation owing by Grantor to Holder (which obligation Grantor hereby promises to pay), shall be a part of the indebtedness secured hereby. Holder and its designees shall have the right to enter upon the Property at any time and from time to time for any such purposes. No such payment or performance by Holder shall waive or cure any default or waive any right, remedy or recourse of Holder. Each amount due and owing by Grantor to Holder pursuant to this Deed of Trust shall bear interest, from the date such amount becomes due until paid, at the rate per annum provided in the Promissory Note for interest on past due principal owed on the Promissory Note, which interest shall be payable to Holder on demand.

     Section 3.1. Assignment. As additional security for the indebtedness secured hereby, Grantor hereby assigns to Holder all Rents (hereinafter defined) and all of Grantor's rights in and under all Leases (hereinafter defined). Upon the occurrence of a Default hereunder, Holder shall have the right, power and privilege (but shall be under no duty) to demand possession of the Rents, which demand shall to the fullest extent permitted by applicable law be sufficient action by Holder to entitle Holder to immediate and direct payment of the Rents (including delivery to Holder of Rents collected for the period in which the demand occurs and for any subsequent period), for application as provided in this Deed of Trust, all without the necessity of any further action by Holder, including, without limitation, any action to obtain possession of the Land, Improvements or any other portion of the Property or any action for the appointment of a receiver. Upon a Default, Grantor hereby authorizes and directs the tenants under the Leases to pay Rents to Holder upon written demand by Holder, without further consent of Grantor, without any obligation of such tenants to determine whether a Default has in fact occurred and regardless of whether Holder has taken possession of any portion of the Property, and the tenants may rely upon any written statement delivered by Holder to the tenants. Any such payments to Holder shall constitute payments to Grantor under the Leases, and Grantor hereby irrevocably appoints Holder as its attorney-in-fact to do all things, after a Default, which Grantor might otherwise do with respect to the Property and the Leases thereon. The curing of such Default, unless other Defaults also then exist, shall entitle Grantor to recover its aforesaid license to do any such things which Grantor might otherwise do with respect to the Property and the Leases thereon and to again collect such Rents. The powers and rights granted in this paragraph shall be in addition to the other remedies herein provided for upon the occurrence of a Default and may be exercised independently of or concurrently with any of said remedies. As used herein: (i) "Lease" means each existing or future lease, sublease or other agreement under the terms of which any person has or acquires any right to occupy or use the Property, or any part thereof, or interest therein, and each existing or future guaranty of payment or performance thereunder, and all extensions, renewals, modifications and replacements of each such lease, sublease, agreement or guaranty; and (ii) "Rents" means all of the rents, revenue, and income arising from any Lease, including but not limited to the proceeds from any negotiated lease termination or buyout of such Lease, liquidated damages following default under any such Lease, all proceeds payable under any policy of insurance covering loss of rents resulting from untenantability caused by damage to any part of the Property, and all of Grantor's rights to recover monetary amounts from any tenant in bankruptcy. Grantor shall not enter into a Lease of the Premises without the consent of Lender.

     Section 3.2 No Liability of Holder. Holder's acceptance of this assignment shall not be deemed to constitute Holder a "mortgagee in possession," nor obligate Holder to appear in or defend any proceeding relating to any Lease or to the Property, or to take any action hereunder, expend any money, incur any expenses, or perform any obligation or liability under any Lease, or assume any obligation for any deposit delivered to Grantor by any tenant and not as such delivered to and accepted by Holder. Holder shall not be liable for any injury or damage to person or property in or about the Property, or for Holder's failure to collect or to exercise diligence in collecting Rents, but shall be accountable only for Rents that it shall actually receive. Neither the assignment of Leases and Rents nor enforcement of Holder's rights regarding Leases and Rents (including collection of Rents) nor possession of the Property by Holder nor Holder's consent to or approval of any Lease (nor all of the same), shall render Holder liable on any obligation under or with respect to any Lease or constitute affirmation of, or any subordination to, any Lease, occupancy, use or option. If Holder seeks or obtains any judicial relief regarding Rents or Leases, the same shall in no way prevent the concurrent or subsequent employment of any other appropriate rights or remedies nor shall same constitute an election of judicial relief for any foreclosure or any other purpose. Holder neither has nor assumes any obligations as lessor or landlord with respect to any Lease. The rights of Holder shall be cumulative of all other rights of Holder under the Loan Documents or otherwise.

     Section 4.1. Events of Default. The occurrence of any one of the following shall be a default under this Deed of Trust ("default" or "Default"):

     (a) Failure to Pay Indebtedness. Any of the Secured Indebtedness is not paid when due, regardless of how such amount may have become due, and Grantor fails to cure such non-payment within ten (10) days of written notice of such non-payment from Lender to Grantor.

     (b) Nonperformance of Covenants. Any covenant, agreement or condition herein (other than covenants otherwise addressed in another paragraph of this Section, such as covenants to pay the Secured Indebtedness) is not fully and timely performed, observed or kept, and such failure is not cured within 30 days after written notice of such failure from Lender to Grantor; provided, however, that if such failure is not reasonably susceptible of being cured within such 30 day period, Grantor shall have an additional period in which to affect such cure, such period not to exceed 90 days in the aggregate.

     (c) Representations. Any statement, representation or warranty in any of the Loan Documents, or in any financial statement or any other writing heretofore or hereafter delivered to Holder in connection with the Secured Indebtedness is false, misleading or erroneous in any material respect on the date hereof or on the date as of which such statement, representation or warranty is made.

     (d) Bankruptcy or Insolvency. The owner of the Property or any Guarantor:
(i) (A) executes an assignment for the benefit of creditors, or takes any action in furtherance thereof; or (B) admits in writing its inability to pay, or fails to pay, its debts generally as they become due; or (C) as a debtor, files a petition, case, proceeding or other action pursuant to, or voluntarily seeks the benefit or benefits of, Title 11 of the United States Code as now or hereafter in effect (Title 11 of the United States Code being herein called "Debtor Relief Laws"), or takes any action in furtherance thereof; or (D) seeks the appointment of a receiver, trustee, custodian or liquidator of the Property or any part thereof or of any significant portion of its other property; or (ii) Suffers the filing of a petition, case, proceeding or other action against it as a debtor under any Debtor Relief Law and fails to have the petition, case, proceeding or other action permanently dismissed or discharged on or before the earlier of trial thereon or sixty (60) days next following the date of its filing; or

     (e) Transfer by Grantor of the Property. Any sale, lease, encumbrance, or transfer of all or any part of the Property or any interest therein by Grantor, voluntarily or involuntarily, whether by operation of law or otherwise, except:
(i) sales or transfers of items of the Accessories which have become obsolete or worn beyond practical use and which have been replaced by adequate substitutes, having a value equal to or greater than the replaced items when new; and (ii) the grant, in the ordinary course of business, of a leasehold interest in a part of the Improvements to a tenant for occupancy, not in contravention of any provision of this Deed of Trust. NOTICE - THE DEBT SECURED HEREBY IS SUBJECT TO CALL IN FULL OR THE TERMS THEREOF BEING MODIFIED IN THE EVENT OF SALE OR CONVEYANCE OF THE PROPERTY CONVEYED.

     (f) Transfer of Ownership of Grantor. The sale, pledge, encumbrance, assignment or transfer, voluntarily or involuntarily, whether by operation of law or otherwise, of 50% or more of the interests in Grantor (if Grantor is not a natural person), without the prior written consent of Holder; but only if and to the extent immediately following any such sale or transfer the sole general partner of Grantor is not majority owned and controlled by Integrated Brands, Inc. ("Guarantor") and/or the direct or indirect beneficial owners of Americana Foods Corp., LLC.

     (g) Grant of Easement, Etc. Without the prior written consent of Holder, Grantor grants any easement or dedication, files any plat, condominium declaration, or restriction, or otherwise encumbers the Property, or seeks or permits any zoning reclassification or variance, except as and to the extent the same would be a Permitted Encumbrance.

     (h) Abandonment. The owner of the Property abandons any of the Property.

     (i) Default Under Other Lien. A default or event of default occurs beyond any applicable notice and cure period under any lien, security interest or assignment covering the Property or any part thereof, or the holder of any such lien, security interest or assignment declares a default or institutes foreclosure or other proceedings for the enforcement of its remedies thereunder.

     (j) Destruction. The Property is so demolished, destroyed or damaged that, in the reasonable opinion of Holder, it cannot be restored or rebuilt with available funds to a profitable condition within a reasonable period of time and in any event, prior to the final maturity date of the Promissory Note.

     (k) Condemnation. (i) Any governmental authority shall require, or commence any proceeding for, the demolition of any building or structure comprising a material part of the Premises, or (ii) there is commenced any proceeding to condemn or otherwise take pursuant to the power of eminent domain, or a contract for sale or a conveyance in lieu of such a taking is executed which provides for the transfer of, a material portion of the Premises.

     (l) Liquidation, Etc. The liquidation, termination, dissolution, or, unless such person is the surviving entity, merger or consolidation, or failure to maintain good standing in the State of Texas and/or the state of incorporation or organization, if different (or in the case of an individual, the death or legal incapacity) of the Grantor, any owner of the Property or any Guarantor.

     Section 5.1. Certain Remedies. If a Default shall occur, Holder may (but shall have no obligation to) exercise any one or more of the following remedies, without notice (unless notice is required by applicable statute):

     (a) Acceleration. Holder may at any time and from time to time declare any or all of the Secured Indebtedness immediately due and payable and such Secured Indebtedness shall thereupon be immediately due and payable, without presentment, demand, protest, notice of protest, notice of acceleration or of intention to accelerate or any other notice or declaration of any kind, all of which are hereby expressly waived by Grantor. Without limitation of the foregoing, upon the occurrence of a default described in clauses (A), (C) or (D) of subparagraph (i) of paragraph (d) of Section 4.1, hereof, all of the Secured Indebtedness shall thereupon be immediately due and payable, without presentment, demand, protest, notice of protest, declaration or notice of acceleration or intention to accelerate, or any other notice, declaration or act of any kind, all of which are hereby expressly waived by Grantor.

     (b) Enforcement of Assignment of Rents. In addition to the rights of Holder, prior or subsequent to taking possession of any portion of the Property or taking any action with respect to such possession, Holder may collect and/or sue for the Rents in Holder's own name, give receipts and releases therefor, and after deducting all expenses of collection, including attorneys' fees and expenses, apply the net proceeds thereof to the Secured Indebtedness in such manner and order as Holder may elect and/or to the operation and management of the Property, including the payment of management, brokerage and attorney's fees and expenses.

     (c) Foreclosure. Upon the occurrence of a default, Trustee, or his successor or substitute, is authorized and empowered and it shall be his special duty at the request of Holder to sell the Property or any part thereof situated in the State of Texas, at the courthouse of any county (whether or not the counties in which the Property is located are contiguous, if the Property is located in more than one county) in the State of Texas in which any part of the Property is situated, at public venue to the highest bidder for cash between the hours of ten o'clock a.m. and four o'clock p.m. on the first Tuesday in any month or at such other place, time and date as provided by the statutes of the State of Texas then in force governing sales of real estate under powers of sale conferred by deed of trust, after having given notice of such sale in accordance with such statutes. Any sale made by Trustee hereunder may be as an entirety or in such parcels as Holder may request. To the extent permitted by applicable law, any sale may be adjourned by announcement at the time and place appointed for such sale without further notice except as may be required by law. The sale by Trustee of less than the whole of the Property shall not exhaust the power of sale herein granted, and Trustee is specifically empowered to make successive sale or sales under such power until the whole of the Property shall be sold; and, if the proceeds of such sale of less than the whole of the Property shall be less than the aggregate of the Secured Indebtedness and the expense of executing this trust as provided herein, this Deed of Trust and the lien hereof shall remain in full force and effect as to the unsold portion of the Property just as though no sale had been made; provided, however, that Grantor shall never have any right to require the sale of less than the whole of the Property but Holder shall have the right, at its sole election, to request Trustee to sell less than the whole of the Property. Trustee may, after any request or direction by Holder, sell not only the real property but also the Collateral and other interests which are a part of the Property, or any part thereof, as a unit and as a part of a single sale, or may sell any part of the Property separately from the remainder of the Property. It shall not be necessary for Trustee to have taken possession of any part of the Property or to have present or to exhibit at any sale any of the Collateral. After each sale, Trustee shall make to the purchaser or purchasers at such sale good and sufficient conveyances in the name of Grantor, conveying the property so sold to the purchaser or purchasers with general warranty of title of Grantor, subject to the Permitted Encumbrances (and to such leases and other matters, if any, as Trustee may elect upon request of Holder), and shall receive the proceeds of said sale or sales and apply the same as herein provided. Payment of the purchase price to the Trustee shall satisfy the obligation of purchaser at such sale therefor, and such purchaser shall not be responsible for the application thereof. The power of sale granted herein shall not be exhausted by any sale held hereunder by Trustee or his substitute or successor, and such power of sale may be exercised from time to time and as many times as Holder may deem necessary until all of the Property has been duly sold and all Secured Indebtedness has been fully paid. In the event any sale hereunder is not completed or is defective in the opinion of Holder, such sale shall not exhaust the power of sale hereunder and Holder shall have the right to cause a subsequent sale or sales to be made hereunder. Any and all statements of fact or other recitals made in any deed or deeds or other conveyances given by Trustee or any successor or substitute appointed hereunder as to nonpayment of the Secured Indebtedness or as to the occurrence of any default, or as to Holder's having declared all of said indebtedness to be due and payable, or as to the request to sell, or as to notice of time, place and terms of sale and the properties to be sold having been duly given, or as to the refusal, failure or inability to act of Trustee or any substitute or successor trustee, or as to the appointment of any substitute or successor trustee, or as to any other act or thing having been duly done by Holder or by such Trustee, substitute or successor, shall be taken as prima facie evidence of the truth of the facts so stated and recited. The Trustee or his successor or substitute may appoint or delegate any one or more persons as agent to perform any act or acts necessary or incident to any sale held by Trustee, including the posting of notices and the conduct of sale, but in the name and on behalf of Trustee, his successor or substitute. If Trustee or his successor or substitute shall have given notice of sale hereunder, any successor or substitute Trustee thereafter appointed may complete the sale and the conveyance of the property pursuant thereto as if such notice had been given by the successor or substitute Trustee conducting the sale.

     (d) Uniform Commercial Code. Without limitation of Holder's rights of enforcement with respect to the Collateral or any part thereof in accordance with the procedures for foreclosure of real estate, Holder may exercise its rights of enforcement with respect to the Collateral or any part thereof under the Texas Business and Commerce Code as amended (or under the Uniform Commercial Code in force in any other state to the extent the same is applicable law) and in conjunction with, in addition to or in substitution for those rights and remedies: (1) Holder may enter upon Grantor's premises to take possession of, assemble and collect the Collateral or, to the extent and for those items of the Collateral permitted under applicable law, to render it unusable; (2) Holder may require Grantor to assemble the Collateral and make it available at a place Holder designates which is mutually convenient to allow Holder to take possession or dispose of the Collateral; (3) written notice mailed to Grantor as provided herein at least ten (10) days prior to the date of public sale of the Collateral or prior to the date after which private sale of the Collateral will be made shall constitute reasonable notice; (4) any sale made pursuant to the provisions of this paragraph shall be deemed to have been a public sale conducted in a commercially reasonable manner if held contemporaneously with and upon the same notice as required for the sale of the Property under power of sale as provided in paragraph (c) above in this Section 5.1; (5) in the event of a foreclosure sale, whether made by Trustee under the terms hereof, or under judgment of a court, the Collateral and the other Property may, at the option of Holder, be sold as a whole; (6) it shall not be necessary that Holder take possession of the Collateral or any part thereof prior to the time that any sale pursuant to the provisions of this Section is conducted and it shall not be necessary that the Collateral or any part thereof be present at the location of such sale; (7) with respect to application of proceeds from disposition of the Collateral under Section 5.2 hereof, the costs and expenses incident to disposition shall include the reasonable expenses of retaking, holding, preparing for sale or lease, selling, leasing and the like and the reasonable attorneys' fees and legal expenses incurred by Holder; (8) any and all statements of fact or other recitals made in any bill of sale or assignment or other instrument evidencing any foreclosure sale hereunder as to nonpayment of the Secured Indebtedness or as to the occurrence of any default, or as to Holder having declared all of such indebtedness to be due and payable, or as to notice of time, place and terms of sale and of the properties to be sold having been duly given, or as to any other act or thing having been duly done by Holder, shall be taken as prima facie evidence of the truth of the facts so stated and recited; and (9) Holder may appoint or delegate any one or more persons as agent to perform any act or acts necessary or incident to any sale held by Holder, including the sending of notices and the conduct of the sale, but in the name and on behalf of Holder.

     (e) Lawsuits. Holder may proceed by a suit or suits in equity or at law, whether for collection of the indebtedness secured hereby, the specific performance of any covenant or agreement herein contained or in aid of the execution of any power herein granted, or for any foreclosure hereunder or for the sale of the Property under the judgment or decree of any court or courts of competent jurisdiction.

     (f) Entry on Property. Holder is authorized, prior or subsequent to the institution of any foreclosure proceedings, to the fullest extent permitted by applicable law, to enter upon the

Property, or any part thereof, and to take possession of the Property and all books and records relating thereto, and to exercise without interference from Grantor any and all rights which Grantor has with respect to the management, possession, operation, protection or preservation of the Property. Holder shall not be deemed to have taken possession of the Property or any part thereof except upon the exercise of its right to do so, and then only to the extent evidenced by its demand and overt act specifically for such purpose. All costs, expenses and liabilities of every character incurred by Holder in managing, operating, maintaining, protecting or preserving the Property shall constitute a demand obligation of Grantor (which obligation Grantor hereby promises to pay) to Holder pursuant to this Deed of Trust. If necessary to obtain the possession provided for above, Holder may invoke any and all legal remedies to dispossess Grantor. In connection with any action taken by Holder pursuant to this Section, Holder shall not be liable for any loss sustained by Grantor resulting from any failure to let the Property or any part thereof, or from any act or omission of Holder in managing the Property unless such loss is caused by the willful misconduct and bad faith of Holder, nor shall Holder be obligated to perform or discharge any obligation, duty or liability of Grantor arising under any lease or other agreement relating to the Property or arising under any Permitted Encumbrance or otherwise arising. Grantor hereby assents to, ratifies and confirms any and all actions of Holder with respect to the Property taken under this Section.

     (g) Termination of Commitment to Lend. Holder may terminate any commitment or obligation to lend or disburse funds under any Loan Document or enter into any other credit arrangement to or for the benefit of Grantor.

     (h) Other Rights and Remedies. Holder may exercise any and all other rights and remedies which Holder may have under the Loan Documents, or at law or in equity or otherwise.

     Section 5.2. Proceeds of Foreclosure. The proceeds of any sale held by Trustee or Holder or any receiver or public officer in foreclosure of the liens and security interests evidenced hereby shall be applied in accordance with the requirements of applicable laws and to the extent consistent therewith, FIRST, to the payment of all necessary costs and expenses incident to such foreclosure sale, including but not limited to reasonable attorneys' fees and legal expenses, advertising costs, auctioneer's fees, costs of title rundowns and lien searches, inspection fees, appraisal costs, fees for professional services, environmental assessment and remediation fees, all court costs and charges of every character, and a reasonable fee (not exceeding five percent (5%) of the gross proceeds of such sale) to Trustee acting under the provisions of paragraph
(c) of Section 5.1 hereof if foreclosed by power of sale as provided in said paragraph, and to the payment of the other Secured Indebtedness, including specifically without limitation the principal, accrued interest and attorneys' fees due and unpaid on the Notes and the amounts due and unpaid and owed to Holder under this Deed of Trust, the order and manner of application to the items in this clause FIRST to be in Holder's sole discretion; and SECOND, the remainder, if any there shall be, shall be paid to Grantor, or to Grantor's heirs, devisees, representatives, successors or assigns, or such other persons (including the holder or beneficiary of any inferior lien) as may be entitled thereto by law; provided, however, that if Holder is uncertain which person or persons are so entitled, Holder may interplead such remainder in any court of competent jurisdiction, and the amount of any attorneys' fees, court costs and expenses incurred in such action shall be a part of the Secured Indebtedness and shall be reimbursable (without limitation) from such remainder.

     Section 5.3. Holder as Purchaser. Holder shall have the right to become the purchaser at any sale held by Trustee or substitute or successor or by any receiver or public officer or at any public sale, and Holder shall have the right to credit upon the amount of Holder's successful bid, to the extent necessary to satisfy such bid, all or any part of the Secured Indebtedness in such manner and order as Holder may elect.

     Section 5.4. Foreclosure as to Matured Debt. Upon the occurrence of a default, Holder shall have the right to proceed with foreclosure (judicial or nonjudicial) of the liens and security interests hereunder without declaring the entire Secured Indebtedness due, and in such event any such foreclosure sale may be made subject to the unmatured part of the Secured Indebtedness; and any such sale shall not in any manner affect the unmatured part of the Secured Indebtedness, but as to such unmatured part this Deed of Trust shall remain in full force and effect just as though no sale had been made. The proceeds of such sale shall be applied as provided in Section 5.2 hereof except that the amount paid under clause FIRST thereof shall be only the matured portion of the Secured Indebtedness and any proceeds of such sale in excess of those provided for in clause FIRST (modified as provided above) shall be applied to the prepayment (without penalty) of any other Secured Indebtedness in such manner and order and to such extent as Holder deems advisable, and the remainder, if any, shall be applied as provided in clause SECOND of Section 5.2 hereof. Several sales may be made hereunder without exhausting the right of sale for any unmatured part of the Secured Indebtedness.

     Section 5.5. Remedies Cumulative. All rights and remedies provided for herein and in any other Loan Document are cumulative of each other and of any and all other rights and remedies existing at law or in equity, and Trustee and Holder shall, in addition to the rights and remedies provided herein or in any other Loan Document, be entitled to avail themselves of all such other rights and remedies as may now or hereafter exist at law or in equity for the collection of the Secured Indebtedness and the enforcement of the covenants herein and the foreclosure of the liens and security interests evidenced hereby, and the resort to any right or remedy provided for hereunder or under any such other Loan Document or provided for by law or in equity shall not prevent the concurrent or subsequent employment of any other appropriate right or rights or remedy or remedies.

     Section 5.6. Discretion as to Security. Holder may resort to any security given by this Deed of Trust or to any other security now existing or hereafter given to secure the payment of the Secured Indebtedness, in whole or in part, and in such portions and in such order as may seem best to Holder in its sole and uncontrolled discretion, and any such action shall not in anywise be considered as a waiver of any of the rights, benefits, liens or security interests evidenced by this Deed of Trust.

     Section 6.1. Effective as a Financing Statement. This Deed of Trust shall be effective as a financing statement filed as a fixture filing with respect to all fixtures included within the Property.

     Section 6.2. Acts Not Constituting Waiver by Holder. Holder may waive any default without waiving any other prior or subsequent default. Holder may remedy any default without waiving the default remedied. Neither failure by Holder to exercise, nor delay by Holder in exercising, nor discontinuance of the exercise of any right, power or remedy (including but not limited to the right to accelerate the maturity of the Secured Indebtedness or any part thereof) upon or after any default shall be construed as a waiver of such default or as a waiver of the right to exercise any such right, power or remedy at a later date. No single or partial exercise by Holder of any right, power or remedy hereunder shall exhaust the same or shall preclude any other or further exercise thereof, and every such right, power or remedy hereunder may be exercised at any time and from time to time. No modification or waiver of any provision hereof nor consent to any departure by Grantor therefrom shall in any event be effective unless the same shall be in writing and signed by Holder and then such waiver or consent shall be effective only in the specific instance, for the purpose for which given and to the extent therein specified. No notice to nor demand on Grantor in any case shall of itself entitle Grantor to any other or further notice or demand in similar or other circumstances. Acceptance by Holder of any payment in an amount less than the amount then due on any Secured Indebtedness shall be deemed an acceptance on account only and shall not in any way excuse the existence of a default hereunder notwithstanding any notation on or accompanying such partial payment to the contrary.

     Section 6.3. Place of Payment; Forum; Waiver of Jury Trial. All Secured Indebtedness which may be owing hereunder at any time by Grantor shall be payable at the place designated in the Notes. Grantor hereby irrevocably submits generally and unconditionally for itself and in respect of its property to the non-exclusive jurisdiction of any Texas state court, or any United States federal court, sitting in the county in which the Secured Indebtedness is payable, and to the non-exclusive jurisdiction of any state or United States federal court sitting in the state in which any of the Property is located, over any suit, action or proceeding arising out of or relating to this Deed of Trust or the Secured Indebtedness. Grantor hereby irrevocably waives, to the fullest extent permitted by law, any objection that Grantor may now or hereafter have to the laying of venue in any such court and any claim that any such court is an inconvenient forum. TO THE FULLEST EXTENT PERMITTED BY LAW, GRANTOR WAIVES THE RIGHT TO TRIAL BY JURY IN CONNECTION WITH ANY ACTION, SUIT OR OTHER PROCEEDING ARISING OUT OF OR RELATING TO THIS DEED OF TRUST OR ANY OTHER LOAN DOCUMENT.

     Section 6.4. Nature of Loan; Compliance with Usury Laws. It is the intent of Grantor and Holder and all other parties to the Loan Documents to conform to and contract in strict compliance with applicable usury law from time to time in effect. All agreements between Holder and Grantor are hereby limited by the provisions of this Section which shall override and control all such agreements, whether now existing or hereafter arising. In no way, nor in any event or contingency (including but not limited to prepayment, default, demand for payment, or acceleration of the maturity of any obligation), shall the interest taken, reserved, contracted for, charged, chargeable, or received under this Deed of Trust, the Promissory Note or any other Loan Document or otherwise, exceed the maximum nonusurious amount permitted by applicable law (the "Maximum Amount"). If, from any possible construction of any document, interest would otherwise be payable in excess of the Maximum Amount, any such construction shall be subject to the provisions of this Section and such document shall ipso facto be automatically reformed and the interest payable shall be automatically reduced to the Maximum Amount, without the necessity of execution of any amendment or new document. If Holder shall ever receive anything of value which is characterized as interest under applicable law and which would apart from this provision be in excess of the Maximum Amount, an amount equal to the amount which would have been excessive interest shall, without penalty, be applied to the reduction of the principal amount owing on the Secured Indebtedness in the inverse order of its maturity and not to the payment of interest, or refunded to Grantor or the other payor thereof if and to the extent such amount which would have been excessive exceeds such unpaid principal. The right to accelerate maturity of the Promissory Note or any other Secured Indebtedness does not include the right to accelerate any interest which has not otherwise accrued on the date of such acceleration, and Holder does not intend to charge or receive any unearned interest in the event of acceleration. All interest paid or agreed to be paid to Holder shall, to the extent permitted by applicable law, be amortized, prorated, allocated and spread throughout the full stated term (including any renewal or extension) of such indebtedness so that the amount of interest on account of such indebtedness does not exceed the Maximum Amount. As used in this Section, the term "applicable law" shall mean the laws of the State of Texas or the federal laws of the United States applicable to this transaction, whichever laws allow the greater interest, as such laws now exist or may be changed or amended or come into effect in the future.

     Section 6.5. Substitute Trustee. The Trustee may resign by an instrument in writing addressed to Holder, or Trustee may be removed at any time with or without cause by an instrument in writing executed by Holder. In case of the death, resignation, removal, or disqualification of Trustee, or if for any reason Holder shall deem it desirable to appoint a substitute or successor trustee to act instead of the herein named trustee or any substitute or successor trustee, then Holder shall have the right and is hereby authorized and empowered to appoint a successor trustee(s), or a substitute trustee(s), without other formality than appointment and designation in writing executed by Holder and the authority hereby conferred shall extend to the appointment of other successor and substitute trustees successively until the Secured Indebtedness has been paid in full, or until the Property is fully and finally sold hereunder. If Holder is a corporation or association and such appointment is executed on its behalf by an officer of such corporation or association, such appointment shall be conclusively presumed to be executed with authority and shall be valid and sufficient without proof of any action by the board of directors or any superior officer of the corporation or association. Upon the making of any such appointment and designation, all of the estate and title of Trustee in the Property shall vest in the named successor or substitute Trustee(s) and he shall thereupon succeed to, and shall hold, possess and execute, all the rights, powers, privileges, immunities and duties herein conferred upon Trustee. All references herein to "Trustee" shall be deemed to refer to Trustee (including any successor(s) or substitute(s) appointed and designated as herein provided) from time to time acting hereunder.

     Section 6.6. No Liability of Trustee. The Trustee shall not be liable for any error of judgment or act done by Trustee in good faith, or be otherwise responsible or accountable under any circumstances whatsoever (including Trustee's negligence), except for Trustee's gross negligence or willful misconduct. The Trustee shall have the right to rely on any instrument, document or signature authorizing or supporting any action taken or proposed to be taken by him hereunder, believed by him in good faith to be genuine. All moneys received by Trustee shall, until used or applied as herein provided, be held in trust for the purposes for which they were received, but need not be segregated in any manner from any other moneys (except to the extent required by law), and Trustee shall be under no liability for interest on any moneys received by him hereunder. Grantor will reimburse Trustee for, and save him harmless against, any and all liability and expenses which may be incurred by him in the performance of his duties. The foregoing indemnity shall not terminate upon discharge of the Secured Indebtedness or foreclosure, or release or other termination, of this Deed of Trust.

     Section 6.7. Notices. All notices, requests, consents, demands and other communications required or which any party desires to give hereunder or under any other Loan Document shall be in writing and, unless otherwise specifically provided in such other Loan Document, shall be deemed sufficiently given or furnished if delivered by personal delivery, by nationally recognized overnight courier service, or by registered or certified United States mail, postage prepaid, addressed to the party to whom directed at the addresses specified in this Deed of Trust (unless changed by similar notice in writing given by the particular party whose address is to be changed) or by facsimile. Any such notice or communication shall be deemed to have been given either at the time of personal delivery or, in the case of courier or mail, as of the date of first attempted delivery at the address and in the manner provided herein, or, in the case of facsimile, upon receipt; provided that, service of a notice required by Texas Property Code Section 51.002, as amended, shall be considered complete when the requirements of that statute are met. Notwithstanding the foregoing, no notice of change of address shall be effective except upon receipt.

     Section 6.8. Miscellaneous. A determination that any provision of this Deed of Trust is unenforceable, invalid or illegal shall not affect the enforceability, validity, or legality of any other provision. The terms, provisions, covenants and conditions hereof shall be binding upon Grantor, and the heirs, devisees, representatives, successors and assigns of Grantor, and shall inure to the benefit of Trustee and Holder and shall constitute covenants running with the Land. All references in this Deed of Trust to Grantor shall be deemed to include all such heirs, devisees, representatives, successors and assigns of Grantor. The Loan Documents may only be modified or terminated by a written instrument or instruments intended for that purpose and executed by the party against which enforcement of the modification or termination is asserted. Any alleged modification or termination which is not so documented shall not be effective as to any party. THIS DEED OF TRUST, AND ITS VALIDITY, ENFORCEMENT AND INTERPRETATION, SHALL BE GOVERNED BY AND CONSTRUED, INTERPRETED AND ENFORCED IN ACCORDANCE WITH AND PURSUANT TO THE LAWS OF THE STATE OF TEXAS (WITHOUT REGARD TO ANY CONFLICT OF LAWS PRINCIPLES) AND APPLICABLE UNITED STATES FEDERAL LAW. The Loan Documents constitute the entire understanding and agreement between Grantor and Holder with respect to the transactions arising in connection with the Secured Indebtedness and supersede all prior written or oral understandings and agreements between Grantor and Holder with respect to the matters addressed in the Loan Documents.

     THE WRITTEN LOAN DOCUMENTS REPRESENT THE FINAL AGREEMENT BETWEEN THE PARTIES AND MAY NOT BE CONTRADICTED BY EVIDENCE OF PRIOR, CONTEMPORANEOUS OR SUBSEQUENT ORAL AGREEMENTS OF THE PARTIES.

     THERE ARE NO UNWRITTEN ORAL AGREEMENTS BETWEEN THE PARTIES.

     IN WITNESS WHEREOF, Grantor has executed this instrument effective as of the date first written on page 1 hereof.

The address and federal tax             GRANTOR:
identification number of Grantor are:
____________________________            AMERICANA FOODS LIMITED PARTNERSHIP,
_____________________, Texas _______    a Texas limited partnership
Tax I.D. No. ________________________
                                           By: CB AMERICANA LLC,
                                               its General Partner

                                           By: Integrated Brands, Inc.,
                                               its managing Member


                                           By: Gary P. Stevens
                                               ---------------------------------
                                           Name: GARY P. STEVENS
                                           Title: PRESIDENT

THE STATE OF New York Section
                      Section
COUNTY OF Suffolk     Section

     Before me, the undersigned authority, on this day personally appeared Gary
P. Stevens, the President of Integrated Brands, Inc., the managing Member of CB Americana LLC, in its capacity as the general partner of Americana Foods Limited Partnership, a Texas limited partnership, for and on behalf of said partnership.

     Given under my hand and seal of office on the 25 day of April, 2005.


                                           /s/ Illegible
                                           -------------------------------------
                                           Notary Public, State of Texas

_______________________
NOTARY ________________
No. 30-47______________
Commission Expires July 31, 2006

AFTER RECORDING RETURN TO:
Regions Bank
1111 W. Mockingbird Lane
Suite 1200
Dallas, Texas 75247
Attention: Riley Couch

                                    Exhibit A

Tract I:

Description of a 9.5890 acre trac of land situated in the John J. Metcalf Survey, Abstract No. 885, and being all of Lot 1, Block 1/8024 of the Seventh Section Redbird Industrial Park West, an addition to the City of Dallas, Texas, according to the plat recorded in Volume 79226, Page 2086 of the Deed Records of Dallas County, Texas; said 9.5890 acre tract being more particularly described as follows:

BEGlNNING at a 1/2 inch iron rod found in the East line of said Lot 1, Block 1/8024, said point being 438.74 feet South of the South line of Kiest Boulevard (120 feet wide) and also being 2450 feet West of the center line of Duncanville Road;

THENCE South 00 degrees 15 minutes 50 seconds East, along the East line of Lot 1, Block 1/8024, a distance of 1260.85 feet to a 5/8 inch iron rod with "GSES, Inc., RPLS 4804" cap found on the East line of a 34 foot railway easement conveyed to Atchison, Topeka & Santa Fe Railway Company; said point also being the Southeast corner of said Lot 1, Block 1/8024; said point also being the beginning of a curve to the left whose radius bears South 89 degrees 44 minutes 10 seconds West, a distance of 620.81 feet;

THENCE with the common line of said lot 1, Block 1/8024 and 34 foot railway easement the following metes and bounds:

Northwesterly, with said curve to the left, through a central angle of 07 degrees 09 minutes 10 seconds, an arc distance of 77.50 feet (chord bears North 03 degrees 50 minutes 25 seconds West, 77.45 feet) to a 5/8 inch iron rod with "GSES, INC., RPLS 4804: cap found at the end of said curve;

North 07 degrees 25 minutes West, a distance of 10.0 feet to a 1/2 inch iron rod found at the beginning of a curve to the left with a radius of 495.34 feet;

Northwesterly, with said curve to the left, through a central angle of 82 degrees 07 minutes 10 seconds, an arc distance of 709.95 feet (chord bears North 48 degrees 28 minutes 35 seconds West, 650.72 feet) to a 5/8 inch iron rod with "GSES, INC., RPLS 4804" cap found at the end of said curve;

North 89 degrees 32 minutes 10 seconds West, a distance of 0.69 feet to a 1/2 inch iron rod found at the Southwest corner of said Lot 1, Block 1/8024; said point also being on the East line of Dan Morton Drive (64 feet wide);

THENCE with the common line of said Lot 1, Block 1/8024 and Dan Morton Drive, the following metes and bounds;

North 00 degrees 15 minutes 50 seconds West, a distance of 683.76 feet to a 5.8 inch iron rod with "GSES, INC., RPLS 4804" cap found at the beginning of a curve to the right having a radius of 558.00 feet;

Northeasterly, with said curve to the right, through a central angle of 05 degrees 47 minutes 05 seconds, an arc distance of 56.33 feet (chord bears North 02 degrees 37 minutes 42 seconds West, 56.31 feet) to a 5/8 inch iron rod with "GSES, INC., RPLS 4804" cap found at the Northwest corner of said Lot 1, Block 1/8024;

Lawyers Title Insurance Corporation

THENCE North 89 degrees 44 minutes 10 seconds East, leaving the said East line of Dan Morton Drive and with the North line of said Lot 1, Block 1/8024, a distance of 489.12 feet (plat calls 489.16 feet) to PLACE OF BEGINNING.

Tract II:

Description of a 4.3416 acre tract of land situated in the John J. Metcalf Survey, Abstract No. 885, being all of Lot 2, Block 1/8024 of the Seventh Section Redbird Industrial Park West, an addition to the City of Dallas, Texas, according to the plat recorded in Volume 79226, Page 2086 of the Deed Records of Dallas County, Texas, said 4.3416 acre tract being more particularly described as follows:

BEGINNING at a 1/2 inch iron rod found on the North end of a corner clip at the intersection of the South line of Kiest Boulevard (State Highway 303) (120 feet wide) and the East line of Dan Morton Drive (64 feet wide); said point also being the Northern most Northwest corner of said Lot 2, Block 1/8024;

THENCE South 89 degrees 48 minutes 27 seconds East, with said South line of Kiest Boulevard, a distance of 373.97 feet (plat calls 374.01 feet) to a 1/2 inch iron rod found at the Northeast corner of said Lot 2, Block 1/8024;

THENCE South 00 degrees 15 minutes 50 seconds East, leaving the said South line of Kiest Boulevard and with the East line of said Lot 2, Block 1/8024, a distance of 438.74 feet to a 1/2 inch iron rod found at the Southeast corner of said Lot 2, Block 1/8024; said point also being the Northeast corner of Lot 1, Block 1/8024 of said Seventh Section Redbird Industrial Park West;

THENCE South 89 degrees 44 minutes 10 seconds West, a distance of 489.12 feet (plat calls 489.16 feet) to a 5/8 inch iron rod with "GSES, INC., RPLS 4804" cap set on the said East line of Dan Morton Drive, said point also being at the Southwest corner of said Lot 2, Block 1/8024; said point also being the Northwest corner of said Lot 1, Block 1/8024, said point also being on a curve to the right having a radius of 558.00 feet;

THENCE Northeasterly, with the said East line of Dan Morton Drive and curve to the right, through a central angle of 18 degrees 54 minutes 30 seconds, an arc distance of 184.15 feet (chord bears North 14 degrees 58 minutes 30 seconds, 183.31 feet) to a 1/2 inch iron rod found for the end of said curve to the right; said point also being the beginning of a curve to the left having a radius of 622.00 feet;

THENCE Northeasterly, with the said East line of Dan Morton Drive and curve to the right, through a central angle of 24 degrees 14 minutes 25 seconds, an arc distance of 263.15 feet (chord bears North 12 degrees 18 minutes 32 seconds, 261.19 feet) to a 5/8 inch iron rod with "GSES, INC. RPLS 4804" cap set at the end of said curve to the left; said point also being at the South end of said corner clip;

THENCE North 45 degrees 11 minutes 00 seconds East, with said corner clip, a distance of 14.14 feet to the PLACE OF BEGINNING containing 189.119 square feet or 4.3416 acres of land.

Tract III:

Being a 12.332 acre tract of land situated in the John J. Metcalf Survey, Abstract Number 885, City

Lawyers Title Insurance Corporation
of Dallas, Dallas County, Texas, and being a portion of City Blocks 8024 and 8027 and being a portion of a 97.6192 acre tract of land described in a deed recorded in Volume 91243, Page 1922 of the Deed Records of Dallas County, Texas, and being more particularly described as follows:

BEGINNING at a 1/2 inch iron rod found for the Northwest corner of said 97.6192 acre tract of land and being the Northeast corner of Lot 2, Block 1/8024 of the Seventh Section Redbird Industrial Park West, an addition to the City of Dallas, according to the plat recorded in Volume 79226, Page 2086, Map Records, Dallas County, Texas, and being located in the South right-of-way line of Kiest Boulevard (State Highway 303) (120 feet wide) and being located South 89 degrees 48 minutes 27 seconds East, a distance of 373.97 feet from the North end of a corner clip located at the point of intersection of the South right-of-way of said Kiest Boulevard with the East right-of-way line of Dan Morton Drive (64 feet wide);

THENCE South 89 degrees 48 minutes 27 seconds East, along the said South right-of-way line of Kiest Boulevard, a distance of 307.01 feet to a 1/2 inch iron rod with plastic cap stamped "RPLS 5016" found for corner;

THENCE South 00 degrees 15 minutes 50 seconds East, leaving the said South right-of-way line of Kiest Boulevard and following a line parallel to and 307.00 feet East of the West line of said 97.6192 acre tract of land, a distance of 1,749.92 feet to a 5/8 inch iron rod with "GSES, INC., RPLS 4804" cap 3foundin the South line of said 97.6192 acre tract of land;

THENCE North 89 degrees 44 minutes 20 seconds West, along with the South line of said 97.6192 acre tract of land, a distance of 307.01 feet to a 5/8 inch iron rod with "GSES, INC., RPLS 4804" cap found for the Southwest corner of said
97.6192 acre tract of land and being located in the Easterly line of a 34 foot wide railway easement conveyed to Atchison, Topeka & Santa Fe Railway Company;

THENCE North 00 degrees 15 minutes 50 seconds West, along the West line of said
97.6192 acre tract of land, a distance of 1,749.55 feet to the POINT OF
BEGINNING;

CONTAINING 537,163 square feet or 12.3316 acres of land, more or less.

Lawyers Title Insurance Corporation

                                    EXHIBIT B

                             PERMITTED ENCUMBRANCES

1. Ten (10) foot Storm Sewer Easement along the entire East side of subject property, as shown on the recorded plat thereof recorded in Volume 79226, Page 2086, Deed Records of Dallas County, Texas, and as shown on survey prepared by Robert W. Schneeberg, Registered Professional Land Surveyor No. 4804, dated March 7, 2005.

Affects Tracts I and II

2. Easement Agreement granted by General Merchandise Distributors, Inc. to Dallas Power & Light Company in instrument dated April 17, 1980, filed May 16, 1980, recorded in Volume 80099, Page 1826, of the Real Property Records of Dallas County, Texas, as shown on survey prepared by Robert W. Schneeberg, Registered Professional Land Surveyor No. 4804, dated March 7, 2005.

Affects Tract I

3. Easement executed by Rosalie Looney, to Magnolia Gas Company, dated March 15, 1927, filed March 20, 1927, recorded in/under Volume 1394, Page 165 of the Real Property Records of Dallas County, Texas, as partially released and defined by instrument recorded in Volume 74159, Page 1342, Deed Records, Dallas, County, Texas, and as shown on plat recorded in Volume 79226, Page 2086, Map Records, Dallas County, Texas, as shown on survey prepared by Robert W. Schneeberg, Registered Professional Land Surveyor No. 4804, dated March 7, 2005.

Affects Tracts II and III

4. Easement executed by J.D. Looney, to Magnolia Gas Company, dated March 15, 1927, filed March 20, 1927, recorded in/under Volume 1396, Page 52 of the Real Property Records of Dallas County, Texas, as partially released and defined by instrument recorded in Volume 74159, Page 1342, Deed Records, Dallas, County, Texas, and as shown on plat recorded in Volume 79226, Page 2086, Map Records, Dallas County, Texas, as shown on survey prepared by Robert W. Schneeberg, Registered Professional Land Surveyor No. 4804, dated March 7, 2005.

Affects Tracts II and III

5. Easement executed by J.D. Looney, to United Gas Pipe Line Company, dated April 14, 1948, filed May 6, 1948, recorded in/under Volume 2974, Page 549 of the Real Property Records of Dallas County, Texas, as partially released and defined by instrument recorded in Volume 74159, Page 1342, Deed Records, Dallas, County, Texas, and as shown on plat recorded in Volume 79226, Page 2086, Map Records, Dallas County, Texas, as shown on survey prepared by Robert W. Schneeberg, Registered Professional Land Surveyor No. 4804, dated March 7, 2005.

Affects Tracts II and III

6. Easement executed by Fleming Companies, Inc. to the City of Dallas, dated January 24, 1996, filed July 26, 1996, recorded in/under Volume 96147, Page 807 of the Real Property Records of Dallas County, Texas.

Affects Tract III

7. Easement executed by Robert H. Thomas, Trustee, to the City of Dallas, dated April 7, 1980, filed April 21, 1981, recorded in/under Volume 81078, Page 2643 of the Real Property Records of Dallas, County, Texas, as shown on survey dated March 7, 2005.

Affects Tract III

8. Twenty (20) foot Draining Easement executed by Fleming Companies, Inc., to the City of Dallas, dated July 16, 1999, filed August 31, 1999, recorded in/under Volume 99170, Page 1322 of the Real Property Records of Dallas County, Texas, as shown on survey dated March 7, 2005.

Affects Tract III

                                  AUTHORIZATION

     In connection with that certain (i) Restated Amended Revolving Promissory Note, dated March 19, 2005, in the amount of $9,000,000.00 executed by the undersigned in favor of Regions Bank ("Lender"), (ii) Promissory Note, dated April 29, 2005, in the amount of $4,553,280.00 executed by the undersigned in favor of Lender, and (iii) Security Agreement dated on or about November 19, 2002, executed by the undersigned in favor of Lender, the undersigned hereby authorizes a UCC Financing Statement Amendment in the form attached hereto to be filed with the Texas Secretary of State.

                                        AMERICANA FOODS LIMITED PARTNERSHIP,
                                        a Texas limited partnership


                                        By: CB Americana LLC,
                                            a Delaware limited liability
                                            company,
                                            its General Partner


                                        By: Integrated Brands, Inc.,
                                            its managing Member


                                        By: /s/ Gary P. Stevens
                                            ------------------------------------
                                        Name: GARY P. STEVENS
                                        Title: PRESIDENT

                                        Date: April 25, 2005

                               GUARANTY AGREEMENT

     For and in consideration of the sum of Ten and No/100 Dollars ($10.00) and other good and valuable consideration in hand paid to the undersigned ("Guarantor"), the receipt and sufficiency of which consideration are hereby acknowledged, and for the purpose of enabling AMERICANA FOODS LIMITED PARTNERSHIP, a Texas limited partnership ("Borrower"), to borrow certain funds from REGIONS BANK ("Holder"), and recognizing that Guarantor has benefited or shall benefit, directly or indirectly, from the making of such loan from Holder to Borrower, that such loan is in the best interest of Guarantor, Guarantor hereby absolutely, unconditionally, and irrevocably guarantees to Holder the prompt payment at maturity and the prompt performance when due of the following (individually, an "Obligation" and collectively, the "Obligations"): (i) the indebtedness owing by Borrower to Holder pursuant to that certain Restated and Amended Revolving Promissory Note in the original principal amount of $9,000,000, dated effective as of March 19, 2005 (the "Note"), including all principal, interest, charges and reasonable attorneys' fees which may be or become due and owing on or under or in connection with the Note, and all renewals, rearrangements, extensions, modifications and consolidations thereof and of any part thereof and any sums due to or to become due pursuant to any instrument executed in connection with the Note that secures the payment of the Note; (ii) all of the covenants, agreements and other obligations in all instruments securing the payment of the Obligations; and (iii) all reasonable costs, attorneys' fees and expenses incurred or expended by Holder in collecting any of the Obligations or due to any default in the performance of the Obligations or in enforcing any right granted hereunder. Guarantor's obligations hereunder shall further be subject to the terms and conditions hereinafter set forth. The Note is secured, inter alia, by that certain Deed of Trust dated on or about November 19, 2002, recorded in the real property records of Dallas County, Texas (the "Deed of Trust").

     1. Primary Liability. Guarantor shall be liable as a primary obligor for the payment and performance of the Obligations. The guaranty of Guarantor hereunder is a guaranty of payment and not a guaranty of collection.

     2. Payment. In each event whenever any of the Obligations shall become due and remain unpaid (howsoever the maturity thereof may have occurred), Guarantor will, on ten (10) days prior written demand, pay the amount due thereon to Holder. All amounts becoming payable by Guarantor to Holder under this Guaranty shall be payable at Holder's offices in Dallas County, Texas or such other place as Holder may from time to time designate. The payment by Guarantor of any amount pursuant to this Guaranty shall not in anywise entitle Guarantor to any right, title or interest (whether by way of subrogation or otherwise) in and to any of the Obligations or any proceeds thereof, or any security or collateral therefor, unless and until the full amount owing to Holder on the Obligations has been fully paid, but when the same has been fully paid, Guarantor shall be subrogated as to any payments made by it to the rights of Holder as against Borrower and/or any endorsers, sureties or other guarantors of the Obligations and to Holder's security or collateral therefor.

     3. Waiver of Notice. Except as may be provided herein or in any of the other documents executed in connection with the Note, Guarantor specifically waives any notice of acceptance of this Guaranty by Holder and of the creation, advancement, existence, extension, renewal, modification, consolidation, or rearrangement from time to time of the Obligations, or increase from time to time of the rate of interest thereon, or any indulgence from time to time with respect to the Obligations, or any part thereof. Except as may be provided herein or in any of the other documents executed in connection with the Note, Guarantor additionally waives grace, demand, protest, presentment and notice of demand, protest, presentment and dishonor with respect to the Obligations, notice of intent to accelerate, notice of acceleration and notice of disposition of collateral and waives notice of the amount of the Obligations outstanding at any time, and agrees that the maturity of the Obligations, or any part thereof, may be accelerated, extended, modified, amended or renewed from time to time, or any other indulgence may be granted with respect thereto by Holder at its will or as may be agreed by Borrower without notice to or further consent by Guarantor, at any time or times. Holder shall not be required to give Guarantor any notice of any kind under any circumstances with respect to or in connection with the Obligations, any and all rights to notice Guarantor may have otherwise had being hereby waived by Guarantor, and the Guarantor shall be responsible for obtaining for itself information regarding the Borrower, including, but not limited to, any changes in the business or financial condition of the Borrower, and the Guarantor acknowledges and agrees that the Lender shall have no duty to notify the Guarantor of any information which the Lender may have concerning the Borrower.

     4.   Rights of Holder.

          a. Guarantor agrees that no release of Borrower, any co-guarantor, or of any other person primarily or secondarily liable on the Obligations, or any part thereof shall in any manner impair, diminish or affect the liability of Guarantor or the rights of Holder hereunder, it being recognized, acknowledged, and agreed by Guarantor that Guarantor may be required to pay the Obligations in full without assistance or support of any other party, and Guarantor has not been induced to enter into this Guaranty Agreement on the basis of a contemplation, belief, understanding, or agreement that other parties will be liable to perform the Obligations, or that Holder will look to other parties to perform the Obligations.

          b. Guarantor's obligations hereunder are not conditioned upon the Holder taking efforts to foreclose upon any security or collateral now or hereafter existing for the Obligations.

          c. The taking or accepting by Holder of any other security, collateral, guaranty, or other assurance of payment for all or any part of the Obligations shall not affect, reduce, impair or release Guarantor's liability under this Guaranty.

          d. No delay or omission or lack of diligence or care in exercising any right or power with respect to the Obligations or any security or collateral therefor (including without limitation the failure of Holder to perfect a security interest therein) or guaranty thereof or under this Guaranty shall in any manner impair, diminish or affect the liability of Guarantor or the rights of Holder hereunder. Guarantor expressly waives any right to the benefit of or to require or control application of any security or collateral or the proceeds of any security or collateral now existing or hereafter obtained by Holder as security for the Obligations, or any part thereof, and agrees that Holder shall have no duty insofar as Guarantor is concerned to apply to or upon any of the Obligations any monies, payments or other property at any time received by or paid to or in the possession of Holder, except in accordance with the Note and the documents securing it.

          e. Guarantor's liability hereunder shall in no manner be affected, reduced, impaired or released by reason of any renewal, extension, modification (excluding an increase in the principal amount thereof), consolidation, or rearrangement of or any other indulgence, forbearance or compromise with respect to the Obligations, or any part thereof; or increase or reduction of the rate of interest thereon.

          f. Guarantor waives all defenses given to sureties or guarantors at law or in equity other than actual payment of the indebtedness, performance of the actions constituting the Obligations and fraud by Holder. Guarantor waives any rights relating to the termination of any financing commitments by Lender under the Loan Agreement between Borrower and Lender. Guarantor waives all rights of offset which Borrower or Guarantor may have against Lender. Guarantor absolutely and unconditionally covenants and agrees that, except for the foregoing defenses, if all or any part of the Obligations (or any instrument or agreement made or executed in connection therewith), or Borrower's liability for the Obligations, is for any reason found to be invalid, illegal, unenforceable, uncollectible or legally impossible, for any reason whatsoever (including, without limiting the generality of the foregoing, upon the grounds that the payment and/or performance of the Obligations is ultra vires or otherwise without authority, may violate applicable usury laws, is subject to valid defenses, claims or offsets of Borrower other than the aforementioned defenses, or any instrument evidencing any of the Obligations is forged or otherwise irregular); then in any such case Guarantor shall pay and perform the Obligations as herein provided and that no such occurrence shall in any way diminish or otherwise affect Guarantor's obligations hereunder.

          g. Guarantor agrees, to the full extent he may legally do so, that suit may be brought against Guarantor with or without making Borrower a party to such suit (as Holder may elect).

          h. If the maturity of any Obligation is accelerated by bankruptcy or otherwise, then Guarantor's liability for such Obligation under the terms of this Guaranty Agreement shall also be deemed accelerated and immediately due and owing without demand or notice to Guarantor. Guarantor shall, forthwith upon written notice from Holder, pay to Holder the amount due and unpaid and guaranteed hereby. The failure of Holder to give this notice shall not in any way release Guarantor hereunder.

          i. The fact that any collateral, security interest, or lien contemplated or intended to be given, created, or granted as security for the repayment of the Obligations is not properly perfected or created, or proves to be unenforceable or subordinate to any other security interest or lien, shall not affect, reduce, impair or release Guarantor's liability hereunder subject to Guarantor's defenses not waived herein, it being recognized and agreed by Guarantor that Guarantor is not entering into this Guaranty Agreement in reliance on, or in contemplation of the benefits of, the validity, enforceability, collectibility, or value of any of the collateral for the Obligations.

          j. Guarantor waives any and all suretyship defenses with respect to material alteration of any agreement between Borrower and Holder.

          k. Guarantor's liability hereunder shall not be affected, reduced, impaired or released by any other action taken or omitted to be taken by Holder with respect to the Deed of Trust, the Obligations, or the security and collateral therefor, whether or not such action or omission prejudices Guarantor or increases the likelihood that Guarantor will be required to pay the Obligations pursuant to the terms hereof.

          l. To the full extent Guarantor may do so, Guarantor will not at any time insist upon, plead, claim or take the benefit or advantage of any law now or hereafter in force providing for any stay, extension or redemption, homestead, moratorium, reinstatement, marshaling or forbearance, and Guarantor, for itself and its successors and assigns, hereby waives and releases all rights to a marshaling of assets of Borrower or Guarantor, or to a sale in inverse order of alienation in the event of foreclosure of the liens and/or security interests created by any of the security documents which secure the Obligations. Grantor shall not have or assert any right under any statute or rule of law pertaining to the marshaling of assets, sale in inverse order of alienation, the exemption of homestead, the administration of estates of decedents, or other matters whatsoever to defeat, reduce or affect the right of Holder under the terms of the security documents to a sale of the collateral described therein for the collection of the Obligations without any prior or different resort for collection, or the right of Holder under the terms of the security documents to the payment of the Obligations out of the proceeds of sale of the property described therein in preference to every other claimant whatsoever.

     5. Holder's Expenses. If Guarantor fails to pay the Obligations after notice from Holder of Borrower's failure to pay any Obligation at maturity (whether by acceleration or otherwise), and if Holder obtains the services of an attorney for collection of amounts owing by Guarantor hereunder, or if suit is filed to enforce this Guaranty Agreement, or if proceedings are had in any bankruptcy, probate, receivership, or other judicial proceedings for the establishment or collection of any amount owing by Guarantor hereunder, or if any amount owing by Guarantor hereunder is collected through such proceedings, then Guarantor shall pay to Holder all court costs and Holder's reasonable attorneys' fees.

     6. Change in Composition. Should the status, composition, structure or name of Borrower change, including, but not limited to, by reason of a merger, dissolution, consolidation, reorganization, or lack of power of Borrower or any party at any time liable for payment of all or part of the Obligations, this Guaranty shall continue and also cover the Obligations of Borrower under the new status, composition structure or name according to the terms hereof. If Borrower is a general or limited partnership, no termination of said partnership, nor withdrawal therefrom by, or termination of any ownership interest therein owned by, any general or limited partner of such partnership shall alter, limit or modify Guarantor's obligations set forth in this Guaranty or otherwise affect this Guaranty in any manner whatsoever, all of which obligations of Guarantor shall remain in effect as herein written.

     7. Liability in the Event of Preference. In the event any payment of Borrower to Holder is held to constitute a preference under the bankruptcy laws, such payment by Borrower to Holder shall not constitute a release of Guarantor from any liability hereunder, but Guarantor agrees to pay such amount to Holder upon demand and this Guaranty shall continue to be effective or shall be reinstated, as the case may be, to the extent of any such payment or payments.

     8. Joint and Several Liability. Unless the context clearly indicates otherwise, "Guarantor" shall mean the guarantor hereunder, or any of them, if more than one. The obligations of said guarantors hereunder if more than one, shall be joint and several. Suit may be brought against said guarantors, jointly and severally, and against any one or more of them, or less than all, without impairing the rights of Holder against the others of said guarantors; and Holder may compromise with any one of said guarantors for such sums or sum as it may see fit and release such of said guarantors from all further liability to Holder for such indebtedness without impairing the right of Holder to demand and collect the balance of such indebtedness from others of said guarantors not so released; but it is agreed among said guarantors themselves, however, that such compromising and release shall not impair the rights and obligations of said guarantors as among themselves.

     9. No Special Relationship. Guarantor acknowledges that no special relationship, such as a fiduciary or trust relationship, exists between Holder and Guarantor.

     10. Subrogation and Contribution. Until the Obligations are paid in full, Guarantor hereby waives and releases any and all rights of subrogation that Guarantor may have against Borrower, rights of contribution that Guarantor may have against any other guarantor of, or other person secondarily liable for the payment or performance of, any of the Obligations, or rights of reimbursement that Guarantor may have as against Borrower and agrees that any monies received by Guarantor under such rights in a bankruptcy of the Borrower shall be held in trust for, and immediately delivered to, Holder.

     11. Assignment. This Guaranty is intended for and shall inure to the benefit of Holder and each and every other person who shall from time to time be or become the owner of holder of any of the Obligations, and each and every reference herein to "Holder" shall also include and refer to each and every successor or assignee of Holder at any time holding or owning any part of or interest in any part of the Obligations. This Guaranty shall be transferable by Holder, it being understood and stipulated that upon the assignment or transfer by Holder of any of the Obligations (or any part thereof or interest therein thus transferred or assigned by Holder), such transferee shall also, unless provided otherwise by Holder in its assignment, have and may exercise all the rights granted to Holder under this Guaranty to the extent of the part of or interest in the Obligations thus assigned or transferred to said person. Guarantor expressly waives notice of transfer or assignment of the Obligations, or any part thereof, or of the rights of Holder hereunder.

     12. Notice. Any notice or demand to Guarantor hereunder or in connection herewith may be given and shall conclusively be deemed or considered to have been given and received upon the deposit thereof, in writing, in the U.S. Mail, certified, return receipt requested, duly stamped and addressed to Guarantor at the address of Guarantor shown below; but actual notice, however given or received, shall always be effective. The last preceding sentence shall not be construed in anywise to affect or impair any waiver of notice or demand herein provided or to require giving of notice or demand to or upon Guarantor in any situation for any reason.

     13. Rights of Holder Cumulative. The rights of Holder hereunder are cumulative and shall not be exhausted by its exercise of any of its rights hereunder, under any prior guaranty or otherwise against Guarantor or by any number of successive actions until and unless all indebtedness constituting the Obligations has been paid and all other Obligations have been performed. The existence of this Guaranty shall not in any way diminish or discharge the rights of Holder under any prior guaranty agreement executed by Guarantor.

     14. Representations and Warranties by Guarantor. In order to induce Holder to make the loan evidenced by the Note, Guarantor represents and warrants to Holder (which representations and warranties will survive the termination and release of the Obligations and any extension of credit thereunder) that:

          a. Guarantor's guaranty pursuant to this Guaranty Agreement reasonably has benefited or may be expected to benefit, directly or indirectly, Guarantor.

          b. Guarantor is familiar with, and has independently reviewed books and records regarding, the financial condition of Borrower and is familiar with the value of any and all collateral intended to be created as security for the payment of the Note and other Obligations; however, Guarantor is not relying on such financial condition or the collateral as an inducement to enter into this Guaranty Agreement.

          c. Neither Holder nor any other person, corporation, or entity has made any representation, warranty, or statement to Guarantor with regard to Borrower or its financial condition in order to induce Guarantor to execute this Guaranty Agreement.

          d. Guarantor is authorized to execute, deliver and perform this Guaranty Agreement.

     15. Governing Law. This Guaranty shall be deemed to have been made under and shall be governed by the laws of the State of Texas in all respects.

     16. Entire Agreement. Guarantor acknowledges and agrees that this Guaranty accurately represents and contains the entire agreement between Guarantor and Holder with respect to the subject matter hereof, that Guarantor is not relying, in the execution of this Guaranty, on any representations (whether written or oral) made by or on behalf of Holder except as expressly set forth in this Guaranty, and that any and all prior statements and/or representations made by or on behalf of Holder to Guarantor (whether written or oral) in connection with the subject matter hereof are merged herein. This Guaranty shall not be waived, altered, modified or amended as to any of its terms or provisions except in writing duly signed by

Holder and Guarantor.

     17. Successors or Assigns. This Guaranty shall bind the successors and assigns of Guarantor and shall inure to the benefit of all transferees, credit participants, assignees, and/or endorsees of Holder, notwithstanding that some or all of the monies owed by Guarantor pursuant to this Guaranty may be actually advanced after any bankruptcy, receivership, or reorganization of Guarantor.

     18. Interpretation. Headings are provided as a matter of convenience only and are not to be considered in interpreting the meaning of any provisions hereunder. The use of any gender herein shall include the other gender.

     19. Severability. A determination that any provision of this Guaranty is unenforceable or invalid shall not affect the enforceability or validity of any other provision.

     20. Waiver of Certain Laws. Guarantor hereby expressly waives the provisions of: (a) Section 34.02 and Section 34.03 of the Texas Business and Commerce Code, and (b) Rule 31 of the Texas Rules of Civil Procedure, to the extent such laws (or any them) are applicable to the Guaranty.

     21. Savings Provision. No provision herein, in the Note, or in any other promissory note, instrument or other loan document executed by Borrower or Guarantor evidencing the Obligations shall require the payment or permit the collection of interest in excess of the maximum permitted by law. If any excess of interest in such respect is provided in any such promissory note, instrument, or other loan document, the provisions of this paragraph shall govern, and neither Borrower nor Guarantor shall be obligated to pay the amount of such interest to the extent that it is in excess of the amount permitted by law, the intention of the parties being to conform strictly to the usury laws now in force or as may be amended from time to time. All promissory notes, instruments and other loan documents executed by Borrower or Guarantor evidencing the Obligations shall be held subject to reduction to the amount allowed under such usury laws as now or hereafter construed by the courts having jurisdiction. The terms and conditions of this paragraph 21 shall in no manner confer upon Guarantor any right, claim or cause of action against Holder of any nature whatsoever.

     22. Term of Guaranty. This Guaranty shall continue in effect until all the Obligations are fully and finally paid, performed and discharged, except that, and notwithstanding any return of this Guaranty to Guarantor, this Guaranty shall continue in effect (i) with respect to any of the Obligations that survive the full and final payment of the indebtedness evidenced by the Note, and (ii) as provided in Section 7.

     EXECUTED on April _____, 2005, to be effective as of March 19, 2005.

                                             GUARANTOR:

                                             INTEGRATED BRANDS, INC.,
                                                a New Jersey corporation


                                             By: /s/ Gary P. Stevens
                                                 -------------------------------
                                             Name: GARY P. STEVENS
                                             Title: PRESIDENT

                                             ADDRESS:
                                             4175 VETERANS HIGHWAY, 3RD FL
                                             RONKONKOMA, NY 11779

                               GUARANTY AGREEMENT

     For and in consideration of the sum of Ten and No/100 Dollars ($10.00) and other good and valuable consideration in hand paid to the undersigned ("Guarantor"), the receipt and sufficiency of which consideration are hereby acknowledged, and for the purpose of enabling AMERICANA FOODS LIMITED PARTNERSHIP, a Texas limited partnership ("Borrower"), to borrow certain funds from REGIONS BANK ("Holder"), and recognizing that Guarantor has benefited or shall benefit, directly or indirectly, from the making of such loan from Holder to Borrower, that such loan is in the best interest of Guarantor, Guarantor, subject to the terms, conditions and limitations set forth herein, including without limitation, in Section 22 hereinbelow, hereby absolutely and unconditionally guarantees to Holder the prompt payment at maturity (whether by acceleration or otherwise) of the following (individually, an "Obligation" and collectively, the "Obligations"): (i) the indebtedness owing by Borrower to Holder pursuant to that certain Promissory Note, dated on or about April 29, 2005, made by Borrower, payable to the order of Holder in the principal sum of $4,553,280.00 (the "Note"), including all principal, interest, charges and reasonable attorneys' fees which may be or become due and owing on or under or in connection with the Note, and all renewals, rearrangements, extensions, modifications and consolidations thereof and of any part thereof and any sums due to or to become due pursuant to any instrument executed in connection with the Note that secures the payment of the Note; and (ii) all reasonable costs, attorneys' fees and expenses incurred or expended by Holder in collecting any of the Obligations or due to any default in the payment of the Obligations or in enforcing any right granted hereunder. Guarantor's obligations hereunder shall further be subject to the terms and conditions hereinafter set forth.

     1. Primary Liability. Guarantor shall be liable as a primary obligor for the payment of the Obligations. The guaranty of Guarantor hereunder is a guaranty of payment and not a guaranty of collection.

     2. Payment. In each event whenever any of the Obligations shall become due and remain unpaid (howsoever the maturity thereof may have occurred), Guarantor will, on ten (10) days prior written demand, pay the amount due thereon to Holder. All amounts becoming payable by Guarantor to Holder under this Guaranty shall be payable at Holder's offices in Dallas County, Texas or such other place as Holder may from time to time designate. The payment by Guarantor of any amount pursuant to this Guaranty shall not in anywise entitle Guarantor to any right, title or interest (whether by way of subrogation or otherwise) in and to any of the Obligations or any proceeds thereof, or any security or collateral therefor, unless and until the full amount owing to Holder on the Obligations has been fully paid, but when the same has been fully paid, Guarantor shall be subrogated as to any payments made by it to the rights of Holder as against Borrower and/or any endorsers, sureties or other guarantors of the Obligations and to Holder's security or collateral therefor.

     3. Waiver of Notice. Except as may be provided herein or in any of the other documents executed in connection with the Note, Guarantor specifically waives any notice of acceptance of this Guaranty by Holder and of the creation, advancement, existence, extension, renewal, modification, consolidation, or rearrangement from time to time of the Obligations, or increase from time to time of the rate of interest thereon, or any indulgence from time to time with respect to the Obligations, or any part thereof. Except as may be provided herein or in any of the other documents executed in connection with the Note, Guarantor additionally waives grace, demand, protest, presentment and notice of demand, protest, presentment and dishonor with respect to the Obligations, notice of intent to accelerate, notice of acceleration and notice of disposition of collateral and waives notice of the amount of the Obligations outstanding at any time, and agrees that the maturity of the Obligations, or any part thereof, may be accelerated, extended, modified, amended or renewed from time to time, or any other indulgence may be granted with respect thereto by Holder at its will or as may be agreed by Borrower without notice to or further consent by Guarantor, at any time or times. Holder shall not be required to give Guarantor any notice of any kind under any circumstances with respect to or in connection with the Obligations, any and all rights to notice Guarantor may have otherwise had being hereby waived by Guarantor, and the Guarantor shall be responsible for obtaining for itself information regarding the Borrower, including, but not limited to, any changes in the business or financial condition of the Borrower, and the Guarantor acknowledges and agrees that the Lender shall have no duty to notify the Guarantor of any information which the Lender may have concerning the Borrower.

     4.   Rights of Holder.

          a. Guarantor agrees that no release of Borrower, any co-guarantor, or of any other person primarily or secondarily liable on the Obligations, or any part thereof shall in any manner impair, diminish or affect the liability of Guarantor or the rights of Holder hereunder, it being recognized, acknowledged, and agreed by Guarantor that Guarantor may be required to pay the Obligations in full without assistance or support of any other party, and Guarantor has not been induced to enter into this Guaranty Agreement on the basis of a contemplation, belief, understanding, or agreement that other parties will be liable to perform the Obligations, or that Holder will look to other parties to perform the Obligations.

          b. Guarantor's obligations hereunder are not conditioned upon the Holder taking efforts to foreclose upon any security or collateral now or hereafter existing for the Obligations.

          c. The taking or accepting by Holder of any other security, collateral, guaranty, or other assurance of payment for all or any part of the Obligations shall not affect, reduce, impair or release Guarantor's liability under this Guaranty.

          d. No delay or omission or lack of diligence or care in exercising any right or power with respect to the Obligations or any security or collateral therefor (including without limitation the failure of Holder to perfect a security interest therein) or guaranty thereof or under this Guaranty shall in any manner impair, diminish or affect the liability of Guarantor or the rights of Holder hereunder. Guarantor expressly waives any right to the benefit of or to require or control application of any security or collateral or the proceeds of any security or collateral now existing or hereafter obtained by Holder as security for the Obligations, or any part thereof, and agrees that Holder shall have no duty insofar as Guarantor is concerned to apply to or upon any of the Obligations any monies, payments or other property at any time received by or paid to or in the possession of Holder, except in accordance with the Note and the documents securing it.

          e. Guarantor's liability hereunder shall in no manner be affected, reduced, impaired or released by reason of any renewal, extension, modification (excluding an increase in the principal amount thereof), consolidation, or rearrangement of or any other indulgence, forbearance or compromise with respect to the Obligations, or any part thereof; or increase or reduction of the rate of interest thereon.

          f. Guarantor waives all defenses given to sureties or guarantors at law or in equity other than actual payment of the indebtedness and other amounts constituting the Obligations and fraud by Holder. Guarantor waives any rights relating to the termination of any financing commitments by Lender under the Loan Agreement between Borrower and Lender. Guarantor waives all rights of offset which Borrower or Guarantor may have against Lender. Guarantor absolutely and unconditionally covenants and agrees that, except for the foregoing defenses, if all or any part of the Obligations (or any instrument or agreement made or executed in connection therewith), or Borrower's liability for the Obligations, is for any reason found to be invalid, illegal, unenforceable, uncollectible or legally impossible, for any reason whatsoever (including, without limiting the generality of the foregoing, upon the grounds that the payment of the Obligations is ultra vires or otherwise without authority, may violate applicable usury laws, is subject to valid defenses, claims or offsets of Borrower other than the aforementioned defenses, or any instrument evidencing any of the Obligations is forged or otherwise irregular); then in any such case Guarantor shall pay the Obligations as herein provided and that no such occurrence shall in any way diminish or otherwise affect Guarantor's obligations hereunder.

          g. Guarantor agrees, to the full extent he may legally do so, that suit may be brought against Guarantor with or without making Borrower a party to such suit (as Holder may elect).

          h. If the maturity of any Obligation is accelerated by bankruptcy or otherwise, then Guarantor's liability for such Obligation under the terms of this Guaranty Agreement shall also be deemed accelerated and immediately due and owing without demand or notice to Guarantor. Guarantor shall, forthwith upon written notice from Holder, pay to Holder the amount due and unpaid and guaranteed hereby. The failure of Holder to give this notice shall not in any way release Guarantor hereunder;

          i. The fact that any collateral, security interest, or lien contemplated or intended to be given, created, or granted as security for the repayment of the Obligations is not properly perfected or created, or proves to be unenforceable or subordinate to any other security interest or lien, shall not affect, reduce, impair or release Guarantor's liability hereunder subject to Guarantor's defenses not waived herein, it being recognized and agreed by Guarantor that Guarantor is not entering into this Guaranty Agreement in reliance on, or in contemplation of the benefits of, the validity, enforceability, collectibility, or value of any of the collateral for the Obligations.

          j. Guarantor waives any and all suretyship defenses with respect to material alteration of any agreement between Borrower and Holder.

          k. Guarantor's liability hereunder shall not be affected, reduced, impaired or released by any other action taken or omitted to be taken by Holder with respect to the Deed of Trust, the Obligations, or the security and collateral therefor, whether or not such action or omission prejudices Guarantor or increases the likelihood that Guarantor will be required to pay the Obligations pursuant to the terms hereof.

          l. To the full extent Guarantor may do so, Guarantor will not at any time insist upon, plead, claim or take the benefit or advantage of any law now or hereafter in force providing for any stay, extension or redemption, homestead, moratorium reinstatement, marshaling or forbearance, and Guarantor, for itself and its successors and assigns, hereby waives and releases all rights to a marshaling of assets of Borrower or Guarantor, or to a sale in inverse order of alienation in the event of foreclosure of the liens and/or security interests created by any of the security documents which secure the Obligations. Grantor shall not have or assert any right under any statute or rule of law pertaining to the marshaling of assets, sale in inverse order of alienation, the exemption of homestead, the administration of estates of decedents, or other matters whatsoever to defeat, reduce or affect the right of Holder under the terms of the security documents to a sale of the collateral described therein for the collection of the Obligations without any prior or different resort for collection, or the right of Holder under the terms of the security documents to the payment of the Obligations out of the proceeds of sale of the property described therein in preference to every other claimant whatsoever.

     5. Holder's Expenses. If Guarantor fails to pay the Obligations after notice from Holder of Borrower's failure to pay any Obligation at maturity (whether by acceleration or otherwise), and if Holder obtains the services of an attorney for collection of amounts owing by Guarantor hereunder, or if suit is filed to enforce this Guaranty Agreement, or if proceedings are had in any bankruptcy, probate, receivership, or other judicial proceedings for the establishment or collection of any amount owing by Guarantor hereunder, or if any amount owing by Guarantor hereunder is collected through such proceedings, then Guarantor shall pay to Holder all court costs and Holder's reasonable attorneys' fees.

     6. Change in Composition. Should the status, composition, structure or name of Borrower change, including, but not limited to, by reason of a merger, dissolution, consolidation, reorganization, or lack of power of Borrower or any party at any time liable for payment of all or part of the Obligations, this Guaranty shall continue and also cover the Obligations of Borrower under the new status, composition structure or name according to the terms hereof. If Borrower is a general or limited partnership, no termination of said partnership, nor withdrawal therefrom by, or termination of any ownership interest therein owned by, any general or limited partner of such partnership shall alter, limit or modify Guarantor's obligations set forth in this Guaranty or otherwise affect this Guaranty in any manner whatsoever, all of which obligations of Guarantor shall remain in effect as herein written.

however given or received, shall always be effective. The last preceding sentence shall not be construed in anywise to affect or impair any waiver of notice or demand herein provided or to require giving of notice or demand to or upon Guarantor in any situation for any reason.

     13. Rights of Holder Cumulative. The rights of Holder hereunder are cumulative and shall not be exhausted by its exercise of any of its rights hereunder, under any prior guaranty or otherwise against Guarantor or by any number of successive actions until and unless all indebtedness constituting the Obligations has been paid and all other Obligations have been performed. The existence of this Guaranty shall not in any way diminish or discharge the rights of Holder under any prior guaranty agreement executed by Guarantor.

     14. Representations and Warranties by Guarantor. In order to induce Holder to make the loan evidenced by the Note, Guarantor represents and warrants to Holder (which representations and warranties will survive the termination and release of the Obligations and any extension of credit thereunder) that:

          a. Guarantor's guaranty pursuant to this Guaranty Agreement reasonably has benefited or may be expected to benefit, directly or indirectly, Guarantor.

          b. Guarantor is familiar with, and has independently reviewed books and records regarding, the financial condition of Borrower and is familiar with the value of any and all collateral intended to be created as security for the payment of the Note and other Obligations; however, Guarantor is not relying on such financial condition or the collateral as an inducement to enter into this Guaranty Agreement.

          c. Neither Holder nor any other person, corporation, or entity has made any representation, warranty, or statement to Guarantor with regard to Borrower or its financial condition in order to induce Guarantor to execute this Guaranty Agreement.

          d. Guarantor is authorized to execute, deliver and perform this Guaranty Agreement.

     15. Governing Law. This Guaranty shall be deemed to have been made under and shall be governed by the laws of the State of Texas in all respects.

     16. Entire Agreement. Guarantor acknowledges and agrees that this Guaranty accurately represents and contains the entire agreement between Guarantor and Holder with respect to the subject matter hereof, that Guarantor is not relying, in the execution of this Guaranty, on any representations (whether written or oral) made by or on behalf of Holder except as expressly set forth in this Guaranty, and that any and all prior statements and/or representations made by or on behalf of Holder to Guarantor (whether written or oral) in connection with the subject matter hereof are merged herein. This Guaranty shall not be waived, altered, modified or amended as to any of its terms or provisions except in writing duly signed by Holder and Guarantor.

     17. Successors or Assigns. This Guaranty shall bind the successors and assigns of

Guarantor and shall inure to the benefit of all transferees, credit participants, assignees, and/or endorsees of Holder, notwithstanding that some or all of the monies owed by Guarantor pursuant to this Guaranty may be actually advanced after any bankruptcy, receivership or reorganization of Guarantor.

     18. Interpretation. Headings are provided as a matter of convenience only and are not to be considered in interpreting the meaning of any provisions hereunder. The use of any gender herein shall include the other gender.

     19. Severability. A determination that any provision of this Guaranty is unenforceable or invalid shall not affect the enforceability or validity of any other provision.

     20. Waiver of Certain Laws. Guarantor hereby expressly waives the provisions of: (a) Section 34.02 and Section 34.03 of the Texas Business and Commerce Code, and (b) Rule 31 of the Texas Rules of Civil Procedure, to the extent such laws (or any them) are applicable to the Guaranty.

     21. Savings Provision. No provision herein, in the Note, or in any other promissory note, instrument or other loan document executed by Borrower or Guarantor evidencing the Obligations shall require the payment or permit the collection of interest in excess of the maximum permitted by law. If any excess of interest in such respect is provided in any such promissory note, instrument, or other loan document, the provisions of this paragraph shall govern, and neither Borrower nor Guarantor shall be obligated to pay the amount of such interest to the extent that it is in excess of the amount permitted by law, the intention of the parties being to conform strictly to the usury laws now in force or as may be amended from time to time. All promissory notes, instruments and other loan documents executed by Borrower or Guarantor evidencing the Obligations shall be held subject to reduction to the amount allowed under such usury laws as now or hereafter construed by the courts having jurisdiction. The terms and conditions of this paragraph 21 shall in no manner confer upon Guarantor any right, claim or cause of action against Holder of any nature whatsoever.

     22. Term of Guaranty. This Guaranty shall continue in effect until all the Obligations are fully and finally paid, performed and discharged, except that, and notwithstanding any return of this Guaranty to Guarantor, this Guaranty shall continue in effect (i) with respect to any of the Obligations that survive the full and final payment of the indebtedness evidenced by the Note, and (ii) as provided in Section 7.

     23. Limitation on Note. Notwithstanding anything to the contrary contained herein, Guarantor's liability to Holder pursuant to the Note shall be limited to
(i) fifty percent (50%) of the then outstanding amount owing under such Note, plus (ii) all reasonable costs, attorneys' fees and expenses incurred or expended by Holder in collecting any of the Obligations or due to any default in the payment of the Obligations or in enforcing any right granted hereunder. Holder may apply any and all payments upon the Note from Borrower, Guarantor or any other person, and the proceeds of any and all collateral or security on any of the indebtedness represented by the Note, in such order as Holder may determine in its sole discretion, whether or not such indebtedness is covered by this Guaranty, and Guarantor hereby waives any provision of law regarding application of payments which specifies otherwise. Holder has no obligation to apply any such payments or proceeds first toward any indebtedness guaranteed by Guarantor.

     EXECUTED on April 25, 2005.

                                        GUARANTOR:

                                        INTEGRATED BRANDS, INC.,
                                        a New Jersey corporation


                                        By: /s/ Gary P. Stevens
                                            ------------------------------------
                                        Name: GARY P. STEVENS
                                        Title: PRESIDENT

                                        ADDRESS:

                                        4175 VETERANS HIGHWAY
                                        Suite 3RD FL.
                                        RONKONKOMA, NY 11779